Notice of annual meeting of common shareholders to be held on June 3, 2021 and Management Information Circular Algonquin Power & Utilities Corp. Growth Operational Excellence Sustainability 28

28 ...Your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, June 1, 2021, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened. Annual meeting of common shareholders If you are unable to attend the virtual meeting... You may vote by proxy using one of the following methods: By email to proxyvote@astfinancial.com By facsimile to 416-368-2502 or 1-866-781-3111 By touch-tone telephone at 1-888-489-5760 By mail to AST Trust Company (Canada), Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 By Internet at www.astvotemyproxy.com

This year, out of an abundance of caution, in response to the continuing public health impact of the outbreak of the novel coronavirus, also known as COVID-19 (“COVID-19”), and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will be holding our meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate in the meeting online regardless of their geographic location. When Thursday, June 3, 2021 4:00 p.m. (Eastern Time) Where Virtual-only meeting via live audio webcast online at https://web.lumiagm.com/467223775 Password: algonquin2021 (case sensitive) Notice of annual meeting of common shareholders of Algonquin Power & Utilities Corp. Business of the annual meeting of common shareholders At the meeting, shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) will be asked to: 1. Receive the financial statements of the Corporation as at and for the year ended December 31, 2020, and the report of the auditors on the statements; 2. Re-appoint Ernst & Young LLP as the auditors of the Corporation for the ensuing year; 3. Elect directors for the ensuing year; 4. Consider and, if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “A” to the accompanying management information circular) approving the Corporation’s approach to executive compensation, as further described in the management information circular; and 5. Consider any other business that may be properly brought before the annual meeting of common shareholders or any adjournment thereof. By order of the Board of Directors, Kenneth Moore, Chair of the Board of Directors April 15, 2021 Algonquin 2021 Management Information Circular 3

Table of contents Notice of annual meeting 3 Letter to shareholders 5 Caution concerning 6 forward-looking statements and forward looking-information Caution concerning 8 non-GAAP financial measures Solicitation of proxies 9 Voting information 10 You are asked to vote 10 on the following matters Delivery of Meeting Materials 11 Meeting information 12 Non-Registered Shareholders 13 Registered Shareholders 14 How to appoint a proxyholder 14 Voting results 15 If you are unable to attend 15 the virtual Meeting... Matters to be acted upon at the Meeting 16 1. Receipt of financial statements 16 2. Appointment of auditor 16 3. Election of Directors 17 4. Advisory vote on 17 executive compensation Director Nominees 18 Director share ownership requirements 18 Majority voting for election of Directors 19 Director skills matrix 20 Highlights – Board nominees 21 Director nominee profiles 22 Meeting attendance 27 Corporate cease trade orders, 27 bankruptcies, penalties or sanctions Corporate governance practices 28 Corporate governance highlights 28 Board of Directors 29 Committees of the Board of Directors 36 New director orientation 38 Comparison of NYSE 38 corporate governance rules Continuing education of Directors 40 Position descriptions 41 Corporate and Board policies 43 Non-employee director compensation 47 Compensation 48 decision-making process Executive compensation 51 Letter to Shareholders 52 from the Human Resources and Compensation Committee • Compensation highlights 57 Compensation discussion and analysis 58 Annual compensation 58 decision-making process Compensation Comparator Group 59 Risk management and compensation 61 • 2020 Corporate Scorecard results 66 • 2018 PSU award performance results 71 Equity compensation plan information 79 • Performance graph 79 Executive compensation information 81 Shareholder proposals 95 Additional information 95 Schedules and appendices 96 Schedule “A”: 97 Advisory vote on approach to executive compensation of Algonquin Power & Utilities Corp. Schedule “B”: 98 Algonquin Power & Utilities Corp. mandate of the Board of Directors Schedule “C”: 102 Description of the Directors Deferred Share Unit Plan Schedule “D”: 104 Description of the Stock Option Plan Schedule “E”: 107 Description of the Share Unit Plan Schedule “F”: 109 Glossary of terms 4 Algonquin 2021 Management Information Circular

Letter to shareholders April 15, 2021 Dear fellow shareholder, We are pleased to invite you to participate in the annual meeting of common shareholders (“Shareholders”) of Algonquin Power & Utilities Corp. (the “Corporation” or “Algonquin”) to be held on Thursday, June 3, 2021 (the “Meeting”). This year, out of an abundance of caution, in response to the continuing public health impact of the COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will hold our Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will have an opportunity to participate in the Meeting online regardless of their geographic location. The board of directors (“Board of Directors” or “Board”) and management of the Corporation are looking forward to presenting Algonquin’s achievements during 2020 and sharing key aspects of our plans for the future of Algonquin. The Meeting will provide an opportunity to ask questions of management and members of the Board. At the Meeting, Shareholders will be voting on a number of matters. Please take the time to read this Management Information Circular (“Circular”). It contains important information about the business to be conducted at the Meeting, the nominees for election to the Board, the Board’s corporate governance practices and our approach to executive compensation, as well as detailed instructions about how to participate in our virtual Meeting. Information concerning Algonquin’s consolidated financial and operational performance for the financial year ended December 31, 2020 is presented in the 2020 annual report. Further information is available on Algonquin’s website at www.AlgonquinPowerandUtilities.com and on SEDAR at www.sedar.com. In advance of the Meeting, we would like to acknowledge the retirement of George Steeves following twelve (12) years of service on our Board. Prior to 2009, George was also a Director (“Director”) from 1997 to 2008 of Algonquin Power Income Fund, the predecessor entity to the Corporation. During his tenure, George has made strong contributions to our growth and governance practices. Our thanks go out to George for his years of service and his contributions. As a result of George’s retirement, Carol Leaman was appointed to the Board on March 30, 2021 and will be standing for election at this year’s Meeting. Carol is currently the CEO of Axonify Inc., a technology-based communications and training company focused on frontline workers, and sits on a number of boards in the Waterloo, Canada region. Carol brings with her an impressive history of entrepreneurial leadership, board involvement and strategic counseling. The Board of Directors and management team thank you for your continued support, and we encourage you to participate in the Meeting. Please remember to exercise your vote, either during the Meeting or by completing and sending in your proxy or voting instruction form prior to the Meeting. Yours Sincerely, Kenneth Moore Arun Banskota Chair of the Board of Directors President & Chief Executive Officer Algonquin 2021 Management Information Circular 5

Caution concerning forward-looking statements and forward-looking information This Circular may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward- looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this Circular includes, but is not limited to, statements relating to: expected performance of the Corporation and its future plans, projects and acquisitions. All forward- looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation. The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability due to natural disasters, diseases or other force majeure events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favourable relations with external stakeholders; and favourable labour relations. Given the continued uncertainty and evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses and customers, there is more uncertainty associated with the Corporation’s assumptions and expectations as compared to periods prior to the onset of COVID-19. For a discussion of the COVID-19 pandemic and its impact on the Corporation, see Algonquin’s Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2020 (which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar) under the heading “COVID-19” and the Corporation’s most recent Annual Information Form (“AIF”) under the heading “Enterprise Risk Factors” (which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar). The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics and other force majeure events; critical equipment breakdown or failure; the failure of information technology infrastructure and cybersecurity; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource 6 Algonquin 2021 Management Information Circular availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; changes in laws and regulations; compliance with foreign laws or regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures; Atlantica Sustainable Infrastructure plc or the Corporation’s joint venture with Abengoa S.A. acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica Sustainable Infrastructure plc’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Corporation’s common shares and the Corporation’s other securities; and the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Management” in the Corporation’s MD&A for the year ended December 31, 2020 and under the heading “Enterprise Risk Factors” in the Corporation’s most recent AIF. Forward-looking information contained herein is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this Circular and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward- looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements. Algonquin 2021 Management Information Circular 7

The Corporation’s financial statements, including the audited consolidated financial statements for its fiscal year ended December 31, 2020, which will be presented at the Meeting, are prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”). Certain financial terms used in this Circular – including “adjusted net earnings” (“Adjusted Net Earnings”), “adjusted net earnings per share” (“Adjusted EPS”), and “adjusted earnings before interest, taxes, depreciation, and amortization” (“Adjusted EBITDA”) – are not recognized measures under U.S. GAAP (“non-GAAP measures”) and there is no standardized measure for such terms. Consequently, Algonquin’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. One of the objectives in the Corporate Scorecard (as defined under the heading “2020 Corporate Scorecard Results” on page 66) is based on Adjusted EBITDA, which is a non-GAAP measure used by many investors to compare companies on the basis of the ability to generate cash from operations. The Corporation uses Adjusted EBITDA as one of the metrics to assess operating performance without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expense, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to the U.S. Tax Cuts and Jobs Act, costs related to condemnation proceedings, financial impacts on the Corporation’s Senate Wind Facility (Texas) associated with the market disruption related to the extreme winter storm conditions experienced in Texas and parts of the central U.S. in February 2021, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring or unusual items. The Corporation believes that presentation of Adjusted EBITDA will enhance an investor’s understanding of the Corporation’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. In addition, one of the objectives in the Corporate Scorecard is based on Adjusted Net Earnings, which is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of (as applicable): certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. The Corporation uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses, write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to- market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to the U.S. Tax Cuts and Jobs Act, costs related to condemnation proceedings, financial impacts on the Corporation’s Senate Wind Facility (Texas) associated with the market disruption related to the extreme winter storm conditions experienced in Texas and parts of the central U.S. in February 2021, changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of the Corporation. The Corporation believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its business. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. Please refer to Non-GAAP Financial Measures in the Corporation’s most recent MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for further information regarding these non-GAAP measures, including reconciliations to the U.S. GAAP equivalent, where applicable. Caution concerning non-GAAP financial measures 8 Algonquin 2021 Management Information Circular

It is important to vote your shares Please submit your vote before the date indicated on your voting instruction form, or, if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, June 1, 2021, or not less than 48 hours (excluding Saturday, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened. Algonquin Power & Utilities Corp. Management Information Circular – Proxy Statement For the Annual Meeting of Common Shareholders to be held on Thursday, June 3, 2021 Solicitation of proxies We are sending you this Management Information Circular / Proxy Statement (the “Circular”) to solicit proxies by and on behalf of management of Algonquin Power & Utilities Corp. (“Algonquin”) for use at our annual meeting of Common Shareholders (the “Meeting”) on June 3, 2021, or any adjournment(s) or postponement(s) thereof. You are entitled to receive notice of and vote at the Meeting if you were a Shareholder of record as of the close of business on April 12, 2021. We encourage you to review this Circular and to exercise your right to vote. You will also receive a proxy or voting instruction form in connection with the Meeting. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of Algonquin, the board of directors (“Board of Directors” or “Directors” or “Board”) of Algonquin or by Algonquin’s transfer agent, AST Trust Company (Canada) (“AST”), at a nominal cost. The costs of solicitation will be borne by Algonquin. “Algonquin”, the “Corporation”, “we” and “our” means Algonquin Power & Utilities Corp. unless otherwise indicated. “Common Shareholder”, “Shareholder”, “you” and “your” means a holder of common shares (“Common Shares”) of Algonquin. In this Circular, unless otherwise indicated, all references to “$” (“$”) or “C$” are to Canadian dollars and all references to “US$” (“US$”) are to U.S. dollars. The information in this Circular is presented as of April 15, 2021, unless otherwise stated. Approval of this Circular The Board of Directors has approved the content and delivery of this Circular. Kenneth Moore Chair of the Board of Directors Algonquin Power & Utilities Corp. April 15, 2021 Algonquin 2021 Management Information Circular 9

You are asked to vote on the following matters: The re-appointment of Ernst & Young LLP as the auditor of the Corporation for the ensuing year; The election of Directors for the ensuing year; An advisory resolution to approve the approach to executive compensation disclosed in this Circular; and Any other business that may be properly brought before the Meeting or any adjournment thereof. Unless otherwise specified, a simple majority of the votes cast by proxy or at the Meeting will constitute approval of matters voted on at the Meeting. On April 12, 2021, the record date established for notice of the Meeting, there were 610,285,992 outstanding Common Shares eligible to vote. Each outstanding Common Share is entitled to one vote. All Shareholders as of the record date are entitled to vote at the Meeting, or any adjournment or postponement thereof, either at the Meeting or by proxy as described in this Circular. To the knowledge of the Directors and officers of the Corporation, as of the date of this Circular, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Common Shares. Voting information 10 Algonquin 2021 Management Information Circular

Delivery of Meeting Materials Notice-and-access As permitted by the Canadian Securities Administrators and pursuant to an exemption from the management proxy solicitation requirement received by the Corporation from the Director appointed under the Canada Business Corporations Act, the Corporation is using “notice-and- access” to deliver proxy-related materials (such as this Circular and the Corporation’s 2020 Annual Report, containing the Corporation’s audited consolidated financial statements and the auditors’ report thereon and MD&A for the year ended December 31, 2020 (the “Annual Report” and, together with this Circular, the “Meeting Materials”)) to both registered and non-registered Shareholders. Rather than receiving a paper copy of the Meeting Materials in the mail, Shareholders of record as of April 12, 2021, the record date for the Meeting, have access to them online. Shareholders will receive a notice package (the “Notice Package”) containing information about the matters to be addressed at the Meeting and the notice-and-access process, a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder), and instructions on how to vote Common Shares. Where a Shareholder has previously consented to electronic delivery, the Notice Package will be sent to the Shareholder electronically. The Notice Package will be mailed to Shareholders from whom consent to electronic delivery has not been obtained. Shareholders are reminded to review this Circular prior to voting. The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial reduction in both postage and printing costs and will also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. Shareholders with questions regarding notice-and-access can call AST, the Corporation’s transfer agent, toll-free at 1-800-387-0825. Accessing the Meeting Materials electronically Electronic copies of the Meeting Materials are available online at www.meetingdocuments.com/ astca/AQN, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar. com or on the Electronic Document Gathering and Retrieval System (“EDGAR”) of the Securities and Exchange Commission (“SEC”) at www.sec.gov. All references to websites are for your information only. The information contained or linked through any website is not part of, and is not incorporated by reference into, this Circular. How to request paper copies of the Meeting Materials Shareholders may obtain paper copies of the Meeting Materials free of charge by following the instructions provided in the Notice Package. Shareholders may request paper copies of the Meeting Materials for up to one year from the date that this Circular was filed on SEDAR. In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting instructions and the date of the Meeting, your request must be received by AST, the Corporation’s transfer agent, by May 20, 2021. Please note that if you request a paper copy of the Meeting Materials, you will not receive a new form of proxy or voting instruction form, and therefore you should retain the forms included in the Notice Package in order to vote. Algonquin 2021 Management Information Circular 11

Meeting information Meeting date, time and format The Meeting will be held on Thursday, June 3, 2021 at 4:00 p.m. (Eastern Time). This year, out of an abundance of caution, in response to the continuing public health impact of the novel coronavirus, also known as COVID-19, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will be holding our Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate in the Meeting online regardless of their geographic location. The live audio webcast will be accessible online at https:// web.lumiagm.com/467223775, password “algonquin2021” (case sensitive). Attending the Meeting The Meeting will be held in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. Registered Shareholders and duly appointed proxyholders will be able to virtually attend, participate and vote at the Meeting. Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the Internet and comply with all of the requirements set on page 14 under “Registered Shareholders – Voting at the Virtual Meeting”. Non-registered Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting. See “Non-Registered Shareholders – Voting at the virtual Meeting” on page 13. Registered Shareholders, duly appointed proxyholders and guests, including non-registered Shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but are not able to vote. • Log in online at https://web. lumiagm.com/467223775. We recommend that you log in at least one hour before the Meeting starts. • Click “Login” and then enter your Control Number (see below) and password “algonquin2021” (case sensitive). OR Click “Guest” and then complete the online form. For any questions on joining or attending the Meeting or on voting procedures, please refer to the Virtual Meeting User Guide which is available on the Corporation’s website at www. algonquinpowerandutilities.com If you have any difficulties accessing the Meeting, please visit the Frequently Asked Questions page of our webcast provider’s website at https://go.lumiglobal. com/faq or contact them directly at support@lumiglobal.com. It is recommended that Shareholders and proxyholders submit their questions as soon as possible during the Meeting so they can be addressed at the right time. Questions may be submitted in writing by using the relevant dialog box in the function “Ask a question” during the Meeting. Written questions or comments submitted through the dialog box function will be read or summarized by a representative of the Corporation, after which the Chair of the Meeting or members of management present at the Meeting will respond. Questions relating to a matter to be voted on at the Meeting will be responded to before a vote is held on such matter, if applicable. Following termination of the formal business of the Meeting, the Corporation will address any appropriate general questions received from Shareholders and duly appointed proxyholders regarding the Corporation. In order to facilitate a respectful and effective Meeting, only questions of general interest to all Shareholders will be answered. If several questions relate to the same or very similar topic, the Corporation will group the questions and state that it has received similar questions. If there are any matters of individual concern to a Shareholder and not of general concern to all Shareholders, or if a question posed was not otherwise answered, such matters may be raised separately after the Meeting by contacting the Board as set out under “Shareholder Engagement” on page 95. For any questions asked but not answered during the Meeting, a representative of the Corporation will endeavour to follow-up with you after the Meeting. 12 Algonquin 2021 Management Information Circular

Non-Registered Shareholders You are a non-registered Shareholder (“Non-Registered Holder”) if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution or depository. Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies regarding the voting process. The Corporation has distributed copies of the materials related to the Meeting to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the materials related to the Meeting to Non-Registered Holders and seek voting instructions from them unless a Non-Registered Holder has waived the right to receive the materials related to the Meeting. Intermediaries often use service companies to forward the materials related to the Meeting to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the materials related to the Meeting will: (i) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by Internet, telephone or fax); or (ii) less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which has not otherwise been completed. The Non-Registered Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or AST, as described in the notice of meeting. This proxy need not be signed by the Non-Registered Holder. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Voting at the virtual Meeting Non-Registered Holders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to participate as a guest. This is because we do not have unrestricted access to the names of our Non- Registered Holders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote unless your intermediary has appointed you as proxyholder. Should a Non-Registered Holder wish to attend and vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should follow the instructions for voting at the Meeting that are provided on the voting instruction form or form of proxy, as applicable, and refer to the instructions set out under the heading “How to Appoint a Proxyholder” on page 14. Changing your vote If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow. In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action as the Chair determines is appropriate considering the circumstances. Registered Shareholders The control number located on the form of proxy or in the email notification you received is your “Control Number” for the purposes of logging in to the Meeting. Duly appointed proxyholders AST will provide proxyholders with a Control Number by email after the proxy voting deadline has passed and the proxyholder has been duly appointed and registered in accordance with the instructions provided in the form of proxy. If you attend the Meeting, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures. Voting instructions You can vote your Common Shares by proxy or at the Meeting. Please follow the instructions that follow based on whether you are a registered or non-registered Shareholder. Algonquin 2021 Management Information Circular 13

Registered Shareholders You are a registered Shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy included in the Notice Package. Voting by proxy Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment, and vote your Common Shares for you. Please mark your vote, sign, date and follow the return instructions provided in the form of proxy. By doing this, you are giving the Directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting, or any adjournment or postponement thereof. You can choose another person or company to be your proxyholder, including someone who is not a Shareholder. You can do so by following the instructions set out under “How to appoint a proxyholder” that follow on this page. Voting at the virtual Meeting • You do not need to complete or return your form of proxy if you plan to vote at the Meeting. • Simply follow the instructions set out under “Meeting Information – Attending the Meeting” on page 12, to attend the Meeting online and complete a ballot online during the Meeting. Changing your vote A registered Shareholder who has submitted a proxy may revoke the proxy by delivering a signed instrument in writing, including another proxy bearing a later date, executed by the registered Shareholder or his or her attorney authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized, by depositing such instrument with AST before the deadline for filing proxies, or in any other manner permitted by law. The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation. If you have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy. How your proxy will be voted On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular item then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder can vote your Common Shares as he or she sees fit. Processing the votes Proxies are counted by our transfer agent, AST. How to appoint a proxyholder The following applies to Shareholders who wish to appoint a person (a “third-party proxyholder”) other than the management nominees identified in the form of proxy or voting instruction form as proxyholder, including Non-Registered Holders who wish to appoint themselves as proxyholder to attend and vote at the Meeting. Shareholders who wish to appoint a third-party proxyholder to attend at the Meeting as their proxyholder and vote their Common Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder online, as described in the following. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number that is required to vote at the Meeting and only being able to attend as a guest. • Step 1 – Submit your form of proxy or voting instruction form To appoint a third-party proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. 14 Algonquin 2021 Management Information Circular

If you are a Non-Registered Holder and wish to vote at the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described in the following. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. • Step 2 – Register your proxyholder To register a third-party proxyholder, Shareholders must call 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) by no later than 4:00 p.m. (Eastern Time) on June 1, 2021 and provide AST with the required proxyholder contact information so that AST may provide the third-party proxyholder with a Control Number via email. Without a Control Number, third-party proxyholders will not be able to vote at the Meeting and will only be able to participate as a guest. Alternatively, a duly appointed proxyholder may request a control number by completing a form online using the following link: https://lp.astfinancial.com/ ControlNumber. Non-Registered Holders in the United States: If you are a Non-Registered Holder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third-party proxyholder, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to AST. Requests for registration from Non-Registered Holders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third-party proxyholder must be sent by e-mail or by courier to: proxyvote@astfinancial.com (if by e-mail), or AST Trust Company (Canada), Attn: Proxy Dept, 1170 Birchmount Road, Toronto, Ontario, M1P 5E3, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 4:00 p.m. (Eastern Time) on June 1, 2021. Voting results Following the Meeting, a report on the voting results will be available on the Investor Centre section of our website at www.AlgonquinPowerandUtilities.com and will be filed with securities regulators on SEDAR at www.sedar. com and on EDGAR at www.sec.gov. If you are unable to attend the virtual Meeting... ...Your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, June 1, 2021, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened. You may vote by proxy using one of the following methods: • By email to proxyvote@astfinancial.com • By facsimile to 416-368-2502 or 1-866-781-3111 • By touch-tone telephone at 1-888-489-5760 • By mail to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1 • By Internet at www.astvotemyproxy.com Algonquin 2021 Management Information Circular 15

Services 2020 fees 2019 fees Audit fees1 $5,265,006 $4,432,950 Audit-related fees2 $101,458 $135,500 Tax fees3 $460,602 $815,455 Other fees4 $ - $5,800 Total $5,827,066 $5,389,705 1. Receipt of financial statements The Corporation’s audited consolidated financial statements for the fiscal year ended December 31, 2020 and the report of the auditors thereon will be placed before the Shareholders at the Meeting. The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2020 are included in the Annual Report. Electronic copies of the Annual Report are available at www.meetingdocuments.com/astca/ AQN, on Algonquin’s website at www.AlgonquinPowerandUtilities.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. 2. Appointment of auditor The audit committee of the Board of Directors (“Audit Committee”) has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit, and recommends the re-appointment of Ernst & Young LLP as the independent external auditors of the Corporation for the ensuing year. Ernst & Young LLP have been the auditors of the Corporation since 2013. The aggregate fees billed by Ernst & Young LLP during the last two fiscal years ended December 31, 2019 and December 31, 2020 were as follows: 1. For professional services rendered for audit or review or services in connection with statutory or regulatory filings or engagements. 2. For assurance and related services that are reasonably related to the performance of the audit or review of Algonquin’s financial statements and not reported under Audit fees, including audit procedures related to regulatory commission filings. 3. For tax advisory, compliance and planning services. 4. For all other products and services provided by Algonquin’s external auditor. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as the auditors of the Corporation until the end of the next annual meeting of Shareholders or until a successor is appointed. Matters to be acted upon at the Meeting 16 Algonquin 2021 Management Information Circular

4. Advisory vote on executive compensation In 2012, the Board adopted a policy to provide Shareholders with an annual advisory vote, based on the Model “Say on Pay” policy for boards of directors published by the Canadian Coalition for Good Governance. The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. Shareholders should review the “Letter to Shareholders from the Human Resources and Compensation Committee” beginning on page 52, the “Corporate Governance Practices” section beginning on page 28, and the “Compensation Governance” section beginning on page 46 of this Circular before voting on this matter. The “Compensation Discussion and Analysis” section beginning on page 58 discusses the Corporation’s compensation philosophy and approach to executive compensation, what our named executive officers (“Named Executive Officers” or “NEOs”, as defined under the heading “Named Executive Officer Compensation” on page 62) are paid and how their level of compensation is determined. This disclosure has been approved by the Board of Directors on the recommendation of the Human Resources and Compensation Committee of the Board. We encourage any Shareholder who has comments on the Corporation’s approach to executive compensation to forward these comments to the chair of the Human Resources and Compensation Committee of the Board at Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1, Attention: Corporate Secretary. At the Meeting, Shareholders will have the opportunity to vote on the Corporation’s approach to executive compensation through consideration of the advisory resolution set out in Schedule “A” of this Circular. As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take into account the results of the vote, together with feedback received from Shareholders in the course of Shareholder engagement activities, in considering its approach to executive compensation in the future. In the absence of a contrary instruction, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation. 3. Election of Directors The Corporation’s Articles of Incorporation (“Articles”) provide that the Board is to consist of a minimum of three (3) and a maximum of twenty (20) Directors. The number of Directors to be elected at the Meeting is nine (9). The nine (9) individuals nominated for election as Directors are listed in the “Director Nominees” section beginning on page 18 of this Circular. Under the Corporation’s by-laws, Directors are elected annually. Each Director elected at the Meeting will hold office until the end of the next annual meeting of Shareholders or until his or her successor is duly elected or appointed. Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the election as Directors the proposed nominees whose names are set out in the “Director Nominees” section of this Circular starting on page 18. Algonquin 2021 Management Information Circular 17

Director share ownership requirements To align the interests of each Director with those of our Shareholders, under the Non-Employee Director Share Ownership Guideline, the Corporation requires each Director to hold a minimum level of equity in the Corporation. In August 2019, the Non-Employee Director Share Ownership Guideline was amended to increase the required level of share ownership from three to four times the annual board retainer or annual board chair retainer, as applicable. The equity ownership requirement applicable for 2020 for the Chair of the Board (“Chair of the Board” or “Chair”) was $1,474,000 and for each non-employee Director was $938,000, representing in each case four times the annual retainer. Each Director has until the later of (i) December 31 of the fifth (5th) calendar year following the year of first appointment as a Director; or (ii) December 31, 2024 to achieve the increased level of share ownership required under the amended Non-Employee Director Share Ownership Guideline. See “Director Share Ownership Guideline” on page 34 of this Circular. The 2020 target for Mr. Banskota, who is also a member of management and therefore subject to the Executive Share Ownership Guideline, is seven (7) times base salary, or $6,650,000. Mr. Banskota has until July 17, 2025, the fifth anniversary from his date of appointment as CEO, to achieve the level of share ownership required under the Executive Share Ownership Guideline. See “Executive Share Ownership Guideline” starting on page 77. For non-employee Directors, holdings considered are the value of Common Shares held, together with outstanding DSUs. For executive Directors, holdings considered are the value of Common Shares and vested Restricted Share Units (“RSUs”) held, provided that at least 33% of the ownership requirement must be met with direct or indirect holdings of Common Shares. Share ownership levels and values for the Directors are calculated as at the record date for the Meeting using the closing price of the Common Shares on the TSX of $20.28 on the record date. Dollar amounts for equity ownership values for the Directors have been converted to C$ value using a rate of $1.34 / US$ 1.00. Director nominees The following pages set forth the name and background information with respect to the nine (9) persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, the person’s principal occupation or employment for the past five (5) years, a summary of his or her experience, the year such person was first elected as a Director, the Director’s past attendance at meetings of the Board and the committees of the Board (the “Committees”), and the number and value of Common Shares and Deferred Share Units (“DSUs”) beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee). Each of the nine (9) nominees for the Board currently serves as a Director. The aggregate number of Common Shares held by the nominee Directors of the Corporation is 175,559 which represents 0.03% of the issued and outstanding Common Shares. Share ownership levels and values for the Directors are calculated as at, and using the closing price of Common Shares on the Toronto Stock Exchange (the “TSX”), on the record date for the Meeting. 18 Algonquin 2021 Management Information Circular

Majority voting for election of Directors Under the Corporation’s majority voting policy, where a nominee for Director (the “Subject Director”) is not elected by at least a majority (50% plus one vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender his or her resignation to the Board. The Corporate Governance Committee of the Board (“Corporate Governance Committee”) will, within 90 days of the Meeting, determine whether to accept the Subject Director’s resignation, which resignation should be accepted absent exceptional circumstances. Any resignation tendered under the policy will become effective when accepted by the Board. As soon as practicable following receipt of the resignation of the Subject Director: (i) the Corporation will issue a press release with the Board’s decision, including, in the case of the Board not accepting the resignation, the reasoning behind such decision, a copy of which press release will be provided to the TSX; and (ii) the Board may: (a) leave the resultant vacancy on the Board unfilled until the next annual meeting of Shareholders; (b) fill the vacancy through the appointment of a Director whom the Board considers to merit the confidence of the Shareholders; or (c) call a special meeting of the Shareholders to consider the election of a nominee recommended by the Board to fill the vacant position. The Subject Director will not participate in any meetings of the Board at which his or her resignation is considered. However, in certain circumstances, the Subject Director may be present at the beginning of such meeting for the purposes of meeting quorum requirements, then shall recuse himself or herself and shall not participate in such meeting. Following any uncontested meeting of Shareholders at which Directors are elected, the Corporation will issue a press release disclosing the detailed voting results for each director candidate. If a formal count is not conducted, votes represented by proxy shall be disclosed. The majority voting policy applies only in circumstances involving an uncontested election of Directors, meaning an election in which the number of nominees for Director is equal to the number of Directors to be elected. In 2020, each Director received the requisite support from Shareholders, and since the adoption of the majority voting policy, all nominees for Director have received a majority “FOR” vote at the Corporation’s meetings of Shareholders. Algonquin 2021 Management Information Circular 19

Director skills matrix

The Corporate Governance Committee has developed the Board skills matrix set out below. The skills matrix is reviewed annually by the Corporate Governance Committee to ensure that it remains relevant and reflects the addition of any new skills requirement that may be identified from time to time as the Corporation's needs evolve. The following chart outlines the key areas of expertise and experience for each Director nominee.

	Gender		Tenure			Age			Competencies[1]											
	M	F	0 to 5 years	5 to 10 years	11+ years	59 and under	60 to 69	70+	Independent	CEO / senior executive	Governance / other directorships	Customer / stakeholder	Energy sector	Utility sector	Mergers & acquisitions / growth strategy	Compensation and human resources	Financial	Legal and regulatory	Start-up/entrepreneurial/ disruptor experience	Diverse business sector experience
Christopher Ball	✓				✓			✓	✓	✓	✓	✓	✓		✓	✓	✓			✓
Arun Banskota	✓		✓				✓			✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
Melissa Stapleton Barnes		✓	✓			✓			✓	✓	✓				✓			✓		✓
Christopher Huskilson	✓		✓				✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
D. Randy Laney	✓		✓				✓		✓	✓	✓	✓		✓	✓	✓	✓	✓		✓
Carol Leaman		✓	✓			✓			✓	✓	✓	✓		✓	✓		✓		✓	✓
Kenneth Moore	✓				✓		✓		✓		✓	✓			✓		✓	✓		✓
Masheed Saidi		✓		✓			✓		✓	✓	✓	✓	✓	✓	✓	✓		✓		
Dilek Samil		✓		✓			✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		

1. **Definitions of skills and competencies:**

Independent:
In accordance with National Instrument 52-110

CEO / senior executive:
CEO or senior executive experience with a large publicly traded organization

Governance / other directorships:
Director of public company and/or significant governance role

Customer / stakeholder:
Experience in managing stakeholders or represents stakeholder group

Energy sector:
Senior executive experience in the energy sector

Utility sector:
Senior executive experience in the utility sector

Mergers & acquisitions / growth strategy:
Senior executive experience with mergers, acquisitions and/or business growth strategy

Compensation and human resources:
Understanding and experience with human resources issues and compensation policies

Financial:
Senior financial executive experience

Legal and regulatory:
Legal and regulatory experience

Startup/entrepreneurial/disruptive experience:
Experience as a founder/entrepreneur or senior executive of a newly formed business or a business in an industry that has been disrupted

Diverse business sector experience:
Experience in business sectors or industries other than utilities, energy or power generation

20 Algonquin 2021 Management Information Circular

Highlights – Board nominees 8 of 9 nominee Directors are independent. 100% of Directors have M&A / growth strategy experience. Average tenure of the Board is 5.26 years. 50% of the independent nominee Directors are U.S. based. 50% of the independent nominee Directors are women. 100% of Directors have governance experience. Algonquin 2021 Management Information Circular 21

Director nominee profiles

Christopher Ball

Toronto, Ontario, Canada

Age: 70

Director since: 2009[1]

Independent



Christopher Ball is the Executive Vice President of Corpfinance International Limited, and President of CFI Capital Inc., both of which are boutique investment banking firms. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operation. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. He is also a member of the Hydrovision International Advisory Board, was a director of Clean Energy BC, is a director of First Nations Power Authority and is a recipient of the Clean Energy BC Lifetime Achievement Award. Mr. Ball is a holder of the Institute of Corporate Directors Director designation.

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Energy sector
- Mergers & acquisitions / growth strategy
- Compensation and human resources
- Financial
- Diverse business sector experience

Board and Committee meetings attendance – 28 of 28 meetings	**100%**
Board	15 of 15
Audit Committee (Chair)	4 of 4
Human Resources and Compensation Committee	9 of 9

Voting results for 2020		
For:	259,876,244	99.25%
Withheld:	1,962,720	0.75%

Common Shares and share equivalents		
Common Shares:	24,200	Value: $490,776
DSUs:	78,395	Value: $1,589,851
Total value shares and DSUs		Value: $2,080,627

Shareholding requirement:	**222%**
Required value:	$938,000
Status:	Target met

1. Prior to becoming a Director of the Corporation, from 2002 to 2009, Mr. Ball served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

22 Algonquin 2021 Management Information Circular

Arun Banskota



Oakville, Ontario, Canada

Age: 60

Director since: 2020

Non-Independent

Arun Banskota is the President & Chief Executive Officer of Algonquin. Prior to that, he was Vice President, Data Center Global Services and Energy Team at Amazon.com, and was responsible for the planning, engineering and delivery of datacenter capacity for Amazon Web Services, a high-growth global market leader of cloud services. Mr. Banskota previously served as President and CEO of EVGo, a high-growth start-up division of NRG created to build scale and presence in the emerging electrical vehicle sector. Mr. Banskota was also Managing Director, Global Power, El Paso Corporation. He was also on the leadership team for a large-scale solar power company and has successfully managed project development and financing for solar, wind and natural gas projects. Mr. Banskota holds a Masters of Arts from the University of Denver and a Master of Business Administration from the University of Chicago.

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Energy sector
- Utility sector
- Mergers & acquisitions / growth strategy
- Compensation and human resources
- Financial
- Start-up/entrepreneurial/disruptor experience
- Diverse business sector experience

Board and Committee meetings attendance – 6 of 6 meetings	**100%**
Board	6 of 6 (appointed July 2020)

Voting results for 2020	
For:	N/A
Withheld:	N/A

Common Shares and share equivalents			
Common Shares:	52,359	Value:	$1,061,841
DSUs:	N/A	Value:	$N/A
Total value shares and DSUs		Value:	$1,061,841

Shareholding requirement:	**16%**
Required value:	$6,650,000
Status:	On track. Has until 2025 to meet target.[1]

1. Mr. Banskota became a Director July 17, 2020 and has until July 17, 2025 to achieve ownership targets under the *Executive Share Ownership Guideline*.

Melissa Stapleton Barnes



Carmel, Indiana, United States

Age: 53

Director since: 2016

Independent

Melissa Barnes has been Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer for Eli Lilly and Company ("**Lilly**") since 2013. Ms. Barnes is an executive officer and a member of Lilly's executive committee, reporting directly to the CEO and board of directors. Previous roles include Vice President and Deputy General Counsel from 2012 to 2013; and General Counsel, Lilly Diabetes and Lilly Oncology from 2010 to 2012.

Ms. Barnes holds a Bachelor of Science in Political Science and Government (with highest distinction) from Purdue University and a Juris Doctorate from Harvard Law School. Ms. Barnes is Immediate Past Chair of the Ethics and Business Integrity Committee for the International Federation of Pharmaceutical Manufacturers and Associations; is a Fellow with the Ethics and Compliance Initiative; and is a Licensed Attorney with the Indiana State Bar. Ms. Barnes' other board positions include The Center for the Performing Arts (Immediate Past Chair), The Great American Songbook Foundation and the Ethics Research Council.

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Mergers & acquisitions / growth strategy
- Legal and regulatory
- Diverse business sector experience

Board and Committee meetings attendance – 22 of 23 meetings	**96%**
Board	14 of 15
Audit Committee	4 of 4
Risk Committee	4 of 4

Voting results for 2020		
For:	260,499,482	99.49%
Withheld:	1,339,482	0.51 %

Common Shares and share equivalents			
Common Shares:	-	Value:	$ -
DSUs:	38,634	Value:	$783,498
Total value shares and DSUs		Value:	$783,498

Shareholding requirement:	**84%**
Required value:	$938,000
Status:	On Track. Has until 2024 to meet target.[1]

1. Ms. Barnes became a Director in 2016 and has until December 31, 2024 to achieve ownership targets under the amended *Non-Employee Director Share Ownership Guideline*. Her equity and DSUs met the prior target (2019).

Algonquin 2021 Management Information Circular 23

Christopher Huskilson



Wellington, Nova Scotia, Canada

Age: 63

Director since: 2020

Independent

Mr. Huskilson was formerly CEO of Emera Inc., a geographically diverse energy and service company based in Halifax, Nova Scotia that grew from $3 billion in assets to $30 billion during his term as CEO.

Mr. Huskilson was a Director of the Corporation from 2009 to 2016. He has also served as a member on the boards of a number of public and private companies in Canada and internationally, including community-based not-for-profit organizations.

Since leaving Emera in 2018, Mr. Huskilson has been very involved in supporting the start-up ecosystem emerging in Atlantic Canada. He is a founding partner and active mentor in Creative Destruction Lab (CDL - Atlantic) which is an objectives-based program for massively scalable, seed-stage science- and technology-based companies. He is also a founding member of Canada's Ocean Supercluster and has invested in a number of innovation-based start-up companies.

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Energy sector
- Utility sector
- Mergers & acquisitions / growth strategy
- Compensation and human resources
- Financial
- Legal and regulatory
- Start-up/entrepreneurial/disruptor experience
- Diverse business sector experience

Board and Committee meetings attendance – 27 of 28 meetings	**96%**
Board	14 of 15
Audit Committee	4 of 4
Human Resources and Compensation Committee	9 of 9

Voting results for 2020		
For:	260,494,891	99.49
Withheld:	1,344,073	0.51

Common Shares and share equivalents			
Common Shares:	34,885	Value:	$707,468
DSUs:	8,708	Value:	$176,598
Total value shares and DSUs		Value:	$884,066

Shareholding requirement:	**94%**
Required value:	$938,000
Status:	On track[1]

1. Mr. Huskilson has until December 31, 2024 to meet his shareholding target.

D. Randy Laney



Farmington, Arkansas, United States

Age: 66

Director since: 2017

Independent

D. Randy Laney was Chairman of the Board of The Empire District Electric Company ("**Empire**") from 2009 to 2017. He joined the Empire board in 2003 and served as the Non-Executive Vice Chairman from 2008 to 2009 and Non-Executive Chairman from April 23, 2009 until Algonquin's acquisition of Empire on January 1, 2017.

Mr. Laney, semi-retired since 2008, held numerous senior-level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions including Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer. In addition, Mr. Laney has provided strategic advisory services to both private and public companies and served on numerous profit and non-profit boards. Mr. Laney brings significant management and capital markets experience, and strategic and operational understanding to his position on the Board.

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Utility sector
- Mergers & acquisitions / growth strategy
- Compensation and human resources
- Financial
- Legal and regulatory
- Diverse business sector experience

Board and Committee meetings attendance – 28 of 28 meetings	**100%**
Board	15 of 15
Audit Committee	4 of 4
Human Resources and Compensation Committee	9 of 9

Voting results for 2020		
For:	260,554,503	99.51%
Withheld:	1,284,461	0.49%

Common Shares and share equivalents			
Common Shares:	16,000	Value:	$324,480
DSUs:	30,877	Value:	$626,186
Total value shares and DSUs		Value:	$950,666

Shareholding requirement:	**101%**
Required value:	$938,000
Status:	Target met

24 Algonquin 2021 Management Information Circular

Carol Leaman

Waterloo, Ontario, Canada
Age: 55
Director since: 2021
Independent



Carol Leaman has been the President & CEO of Axonify, Inc. since 2011. Axonify is a technology leader in developing and providing online training and work process solutions for frontline workers. Prior to that she was the CEO of PostRank Inc., a developer of social engagement analytics platforms that was sold to Google. Carol is an active member of Canada's Silicon North technology cluster in the Kitchener-Waterloo region and has been CEO of several technology and software start-up companies. She is the 2017 recipient of the Profit 500 Award for Canada's Leading Female Entrepreneur and an advisor to several Canadian high-tech firms.

Carol holds a B.A. and a Masters Degree in Accounting from of the University of Waterloo and is a Chartered Professional Accountant (CPA).

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Utility sector
- Mergers & acquisitions / growth strategy
- Financial
- Start-up/entrepreneurial/disruptor experience
- Diverse business sector experience

Board and Committee meetings attendance	
Board	Appointed 2021
Audit Committee	Appointed 2021
Human Resources and Compensation Committee	Appointed 2021
Risk Committee	Appointed 2021

Voting results for 2020		
For:	N/A	N/A
Withheld:	N/A	N/A

Common Shares and share equivalents			
Common Shares:	-	Value:	$ -
DSUs:	-	Value:	$ -
Total value shares and DSUs		Value:	$ -

Shareholding requirement:	- %
Required value:	$938,000
Status:	Target to be met by December 31, 2026[1]

1) Ms. Leaman became a Director in 2021 and has until December 31, 2026 to achieve ownership targets under the amended *Non-Employee Director Share Ownership Guideline.*

Kenneth Moore

Chair of the Board
Toronto, Ontario, Canada
Age: 62
Director since: 2009[1]
Independent



Kenneth Moore is the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings.

Mr. Moore holds the Chartered Financial Analyst designation and has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of C. Dir. (Chartered Director).

Key skills and experience

- Governance / other directorships
- Customer / stakeholder
- Mergers & acquisitions / growth strategy
- Financial
- Legal and regulatory
- Diverse business sector experience

Board and Committee meetings attendance – 20 of 20 meetings	**100%**
Board (Chair)	15 of 15
Corporate Governance Committee	5 of 5

Voting results for 2020		
For:	260,478,814	99.48%
Withheld:	1,360,150	0.52%

Common Shares and share equivalents			
Common Shares:	18,000	Value:	$365,040
DSUs:	215,686	Value:	$4,374,112
Total value shares and DSUs		Value:	$4,739,152

Shareholding requirement:	**322%**
Required value:	$1,474,000
Status:	Target met

1. Prior to becoming a director of the Corporation, from 1998 to 2009, Mr. Moore served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

Algonquin 2021 Management Information Circular 25

Masheed Saidi

Dana Point, California, United States

Age: 66

Director since: 2014

Independent



Masheed Saidi has over 30 years of operational and business leadership experience in the electric utility industry. Prior to 2018, Ms. Saidi was an Executive Consultant with the Energy Initiatives Group, a specialized group of experienced professionals that provide technical, commercial and business consulting services to utilities, ISOs, government agencies and other organizations in the energy industry. Between 2005 and 2010, Ms. Saidi was the Chief Operating Officer and Executive Vice President of U.S. Transmission for National Grid USA, and was responsible for all aspects of its U.S. transmission business. Ms. Saidi previously served on the board of directors of the Northeast Energy and Commerce Association and served as chair of the board for the non-profit organization Mary's Shelter.

Ms. Saidi earned her Bachelors in Power System Engineering from Northeastern University and her Masters of Electrical Engineering from the Massachusetts Institute of Technology. Ms. Saidi is a Registered Professional Engineer (P.E.).

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Energy sector
- Utility sector
- Mergers & acquisitions / growth strategy
- Compensation and human resources
- Legal and regulatory

Board and Committee meetings attendance – 24 of 24 meetings	100%
Board	15 of 15
Corporate Governance Committee	5 of 5
Risk Committee (Chair)	4 of 4

Voting results for 2020		
For:	260,544,943	99.51%
Withheld:	1,294,021	0.49%

Common Shares and share equivalents			
Common Shares:	15,115	Value:	$306,532
DSUs:	48,946	Value:	$992,625
Total value shares and DSUs		Value:	$1,299,157

Shareholding requirements:	139%
Required value:	$938,000
Status:	Target met

Dilek Samil

Las Vegas, Nevada, United States

Age: 65

Director since: 2014

Independent



Dilek Samil has over 30 years of finance, operations and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and retired as Executive Vice President and Chief Operating Officer. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for Cleco Power. Ms. Samil also served as Cleco Power's Chief Financial Officer and led the company's efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco Power, Ms. Samil spent close to 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area. Ms. Samil holds a Bachelor of Science from the City College of New York and a Masters of Business Administration from the University of Florida.

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Energy sector
- Utility sector
- Mergers & acquisitions / growth strategy
- Compensation and human resources
- Financial
- Legal and regulatory

Board and Committee meetings attendance – 28 of 28 meetings	100%
Board	15 of 15
Audit Committee	4 of 4
Human Resources and Compensation Committee (Chair)	9 of 9

Voting results for 2020		
For:	260,539,620	99.50%
Withheld:	1,299,344	0.50%

Common Shares and share equivalents			
Common Shares:	15,000	Value:	$304,200
DSUs:	49,863	Value:	$1,011,222
Total Value Shares and DSUs		Value:	$1,315,422

Shareholding requirement:	140%
Required value:	$938,000
Status:	Target met

26 Algonquin 2021 Management Information Circular

Meeting attendance

The following table sets out the attendance in 2020 of each Director nominee[1] at meetings of the Board and the respective Committees noted:

Name	Independent	Board		Audit Committee		Human Resources & Compensation Committee		Corporate Governance Committee		Risk Committee	
Christopher Ball	Yes	15/15	100%	4/4	100%	9/9	100%	-	-	-	-
Arun Banskota	No	6/6	100%	-	-	-	-	-	-	-	-
Melissa S. Barnes	Yes	14/15	93%	4/4	100%	-	-	-	-	4/4	100%
Christopher Huskilson	Yes	14/15	93%	4/4	100%	9/9	100%	-	-	-	-
D. Randy Laney	Yes	15/15	100%	4/4	100%	9/9	100%	-	-	-	-
Kenneth Moore[2]	Yes	15/15	100%	-	-	-	-	5/5	100%	-	-
Masheed Saidi	Yes	15/15	100%	-	-	-	-	5/5	100%	4/4	100%
Dilek Samil	Yes	15/15	100%	4/4	100%	9/9	100%	-	-	-	-

1. Carol Leaman was not a member of the Board during 2020 and accordingly there is no attendance record shown on this table for her.
2. Mr. Moore attended all Audit Committee, Human Resources & Compensation Committee and Risk Committee meetings, as Chair of the Board.

Corporate cease trade orders, bankruptcies, penalties or sanctions

To the Corporation's knowledge, no proposed Director of the Corporation is, or within the 10 years prior to the date of this Circular has been, a director, chief executive officer or chief financial officer of any company (including Algonquin) that: (i) was subject to a cease trade order that was issued while acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to such an order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.

No proposed Director of the Corporation is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Algonquin) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, no proposed Director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

To the Corporation's knowledge, no proposed Director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed Director.

Algonquin 2021 Management Information Circular 27

Corporate governance highlights • The positions of Chair of the Board and CEO are separate. • The Chair of the Board, chair of the Audit Committee, chair of the Human Resources and Compensation Committee (“HRCC”), chair of the Risk Committee and chair of the Corporate Governance Committee are each independent in accordance with applicable standards in National Instrument 52-110 – Audit Committees (“NI 52-110”) as well as New York Stock Exchange (“NYSE”) corporate governance standards applicable to boards of directors (“NYSE Standards”). • The Board oversees the Corporation’s strategy and actively participates in the annual strategic planning process which results in Algonquin’s strategic plan. • The Board oversees the Corporation’s risk management and has established the Risk Committee as a committee of the Board to enhance that risk oversight role. • The Board has a written mandate for the Chair of the Board, the Committees’ chairs and the CEO. • New Directors are recruited on the basis that they will make a strong contribution and provide the diversity, background, skills and experience needed by the Board in view of the Corporation’s strategy. • New Directors participate in a formal orientation process. • All Directors are provided support for continuing education to maintain a high level of understanding of and expertise in the businesses, investments and risks of the Corporation to enhance their contribution as Directors. • Creating a culture of integrity begins with the tone at the top. Directors, officers and employees are required to annually complete an online ethics and policy training module or to sign an acknowledgment that they have reviewed and understood the Corporation’s written Code of Business Conduct and Ethics (the “Code of Conduct”). • The Corporation has a policy whereby all meetings of the Board of Directors and all Committees provide an opportunity for an in-camera session during which management of the Corporation is not present. • Each of the Audit Committee, the Risk Committee and the HRCC provide an opportunity at each regular quarterly meeting to meet in camera with senior leaders other than the CEO. These in-camera sessions in the case of the Audit Committee are with the VP Internal Audit; in the case of the Risk Committee, with the Chief Risk and Compliance Officer and, in the case of the HRCC, with the Chief Human Resources Officer. Corporate governance practices National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators requires the disclosure by each listed reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices. 28 Algonquin 2021 Management Information Circular

Board of Directors The Corporation’s Articles currently provide that the Board have a minimum of three (3) and a maximum of twenty (20) directors. Within those parameters, the Board is authorized to determine the number of Directors by resolution from time to time. The number of Directors is currently set at ten (10). Pursuant to the Board Retirement Policy, Mr. Steeves is retiring from the Board and will not be standing for re-election at the Meeting. As a result, the number of Directors to be elected at the Meeting is set at nine (9). Independence The Board has determined that in accordance with applicable standards in NI 52-110 and the NYSE Standards, all nominees, with the exception of Mr. Banskota, are considered “independent”. Mr. Banskota, as President and CEO, is the only Director employed by the Corporation. Independent chair Mr. Kenneth Moore, the Chair of the Board, is independent within the meaning of applicable standards in NI 52-110 and the NYSE Standards. The position description of the Chair of the Board requires that the Chair be independent. Directors’ membership on other public company boards Other than Mr. Banskota, none of the proposed nominees for election as Directors serves as a director on the board of directors of another public company. Mr. Banskota serves as a representative of Algonquin on the board of Atlantica Sustainable Infrastructure plc. Mandate The Board of Directors has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. A copy of the “Mandate of the Board of Directors” is provided in Schedule “B” hereto and is also available on the Corporation’s website at www. AlgonquinPowerandUtilities.com. Direct involvement in the strategic planning process The executive management, in collaboration with the Board, develops a strategic plan through, among other things, participation at one or more strategic planning meetings each year. The development of the strategic plan includes consideration of both internal and external expert advice. Pursuant to the Mandate of the Board of Directors, oversight and guidance of the Corporation’s strategy is one of the primary roles of the Board, as the corporate strategy determines the annual and long-term objectives for the Corporation. The Board regularly evaluates the performance of the Corporation in relation to the approved strategy. A strategy focused discussion is a standing agenda item at each regular quarterly Board meeting. • The Board is exposed to levels of management within the Corporation in addition to executive management. It is believed that Board exposure to other levels of management facilitates successful succession planning for the Corporation. • During 2020, Algonquin was ranked in the top 10 rankings as one of the Best 50 Corporate Citizens in Canada by Corporate Knights for the third year in a row. The study recognizes Canadian companies that are raising the bar on sustainability. • The Board annually assesses its performance in order to identify ways to improve its effectiveness and the performance of the Chair of the Board, individual Directors and the Committees. • The Board has a policy to annually provide advisory votes on executive compensation. • The Board has adopted a clawback policy. • The Board has adopted a board retirement policy. • The Board has adopted a diversity policy. Algonquin 2021 Management Information Circular 29

Risk management Pursuant to the Mandate of the Board of Directors, the Board is responsible for overseeing the implementation by management of appropriate systems to identify, assess, report and manage the principal risks faced by the Corporation. The Board has established the Risk Committee (see disclosure on page 36 under the heading “Committees of the Board of Directors”) to assist the Board in the fulfillment of this mandate. Board oversight of financial and accounting risks is provided by the Audit Committee. As part of the risk management processes, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by Algonquin’s internal Enterprise Risk Management (“ERM”) team. Risk information is sourced throughout the organization using a variety of methods including risk identification interviews and workshops, as well as surveys. Key risks and associated mitigation strategies are reviewed by the executive-level ERM Council and are presented to the Risk Committee periodically. Significant risk categories assessed include public and employee safety, environment, natural disasters, compliance, security (physical and cyber), financial reporting, operations, compliance, privacy, conduct, supply chain, organizational effectiveness, contracts, budget, capital projects, return on M&A activity, markets, liquidity, strategic and regulatory. Risks are assessed consistently across the organization using a common risk scoring matrix to assess impact and likelihood. Financial, reputation and safety implications are among those considered when determining the impact of a potential risk. Risk treatment priorities are established based upon these risk assessments and incorporated into the development of Algonquin’s strategic and business plans. The development and execution of risk management action plans for the organization’s top risks are actively monitored by the executive team. Algonquin’s internal audit team is responsible for conducting audits to validate and test the effectiveness of controls for the key risks. Audit findings are discussed with business owners and reported to the Audit Committee on a quarterly basis. All material changes to exposures, controls or treatment plans of key risks are reported to the ERM team, ERM Council and the relevant Board Committee for consideration. Algonquin’s ERM framework follows the guidance of ISO 31000:2009 and the COSO Enterprise Risk Management Integrated Framework. The Board oversees management to ensure the risk governance structure and risk management processes are robust, and that Algonquin’s risk appetite is considered in decision-making across the organization. Internal controls The Board is responsible for monitoring the integrity of our internal controls and management information systems. The Board has delegated internal control oversight responsibilities to the Audit Committee, which includes monitoring the system of internal control over financial reporting. The Audit Committee reviews quarterly and annual financial statements and recommends them to the Board for approval. Algonquin’s VP, Internal Audit has a direct reporting relationship to the chair of the Audit Committee and updates the Audit Committee quarterly on internal audit activities including assessments of the design and operating effectiveness of the system of internal controls over financial reporting and the preparation of financial statements for external reporting purposes. Succession planning The Board has included management succession planning as part of the mandate of the HRCC. The HRCC has responsibility for ensuring that a succession planning process is in place across the organization and for reviewing this process on an annual basis. Succession planning is viewed by the HRCC as an ongoing process for identifying and developing the talent, leadership and skills necessary to ensure the Corporation has the continued capability to meet future strategic objectives and fulfill key organizational roles in the future. 30 Algonquin 2021 Management Information Circular

The HRCC is mandated to make recommendations to the Board of Directors with respect to succession planning including: (i) policies and principles for the selection and performance review of the executive officers, and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) policies and plans related to the appointment, training and monitoring of potential successors to executive officers. Where employees are considered potential successors, a long-term professional development plan is established to further align the employees’ personal development plans with the long-term succession needs of the Corporation. Where no internal succession candidate is identified, the Corporation expects to source a potential successor through external hiring. In this instance, a plan would be established to provide for filling the role on an interim basis pending the external hire. The HRCC also ensures that the Corporation has human resources policies and processes in place to require that senior management review the performance of their team members at minimum on an annual basis and develop plans for personal growth and career advancement. Board and director assessments The Board recognizes the value of ongoing assessment of its effectiveness in order to identify ways to continuously improve its performance and the performance of the Chair, individual Directors and the Committees including Committee chairs. In August 2013, the Board of Directors adopted guidelines for the Board and Director performance assessment processes (“Assessment Guidelines”). The Assessment Guidelines include assessing, at least annually by all Directors, the effectiveness and contribution of the Board as a whole, the Chair of the Board, the Committees, each Committee chair and each individual Director. In accordance with the Assessment Guidelines, the Corporate Governance Committee annually determines the process by which the assessments, other than the Chair assessment, will be undertaken. The process may include the use of questionnaires, one-on-one interviews between individual Directors and the Chair, or such other processes the Corporate Governance Committee determines appropriate. The Corporate Governance Committee has also determined that the use of external independent consultants from time to time will enhance the internal assessment process and provide broader input on board effectiveness. This practice is undertaken every two to three years. Annually, each Director as part of the assessment process is either interviewed or completes a written questionnaire. The assessment scope typically includes the following: • Assessment of the Board: the Directors are asked to assess the effectiveness of the Board of Directors, as a whole, and suggest improvements. • Assessment of the committees: the Directors are asked to assess the effectiveness of each Committee. • Self-assessment: the Directors are asked to assess their own performance as Directors and Committee members, including what might make them more effective. • Peer assessment: the Directors are asked to provide comments on the performance of their peer Directors. The assessment of the Chair of the Board is conducted in a meeting of all Directors, except the Chair, that is led by the chair of the Corporate Governance Committee. The results of the assessment of the Chair are provided to the Chair in a one-on-one meeting between the Chair and the chair of the Corporate Governance Committee. In addition, the meeting provides an opportunity for the Chair to share the results of the individual Director meetings with the chair of the Corporate Governance Committee and to jointly develop action plans where necessary. Each year, a report based on the annual assessment is developed and presented to the Board of Directors at the conclusion of the assessment. The report includes the identification of any issues arising from the assessment, and, if applicable, an action plan to address any follow-up actions. Algonquin 2021 Management Information Circular 31

Director recruitment process The services of a search consulting firm are utilized in order to assist the Corporation in identifying suitable Director candidates. When the Corporation engages a search consulting firm, it requests the development of a list of potential candidates based on the criteria developed by the Corporate Governance Committee for the selection of a new Director. The Corporate Governance Committee is comprised solely of independent Directors. Search consultant firms are requested to develop potential candidate lists that include diverse candidates and multiple candidates representing each gender. The consulting firm screens candidates and discusses potential candidates with the Corporate Governance Committee, and it then creates a list of primary candidates. Based on this list, the search firm determines the interest and availability of the potential candidates. This process is carefully designed to provide the best opportunity to secure strong Board candidates. Each potential Director candidate is interviewed by the Chair of the Board, the chair of the Corporate Governance Committee, the CEO, and, in most cases, by other Directors. Diversity The Board recognizes the benefits of promoting diversity, both within Algonquin and its subsidiaries and at the Board of Directors level. It believes that a board with a diverse mix of experience, backgrounds, gender, age and geographic experience representing the locations where the Corporation does business has a positive impact on governance. During 2017, with a view to formalizing the Corporation’s approach to diversity, the Board implemented a diversity policy applicable to the Board and the executive management team (the “Diversity Policy”). The Diversity Policy acknowledges the Corporation’s recognition and support of the benefits of diversity in the composition of the Board and the executive management team. One of the stated objectives of the Diversity Policy is that Diversity (as defined below) be considered in determining the optimal composition of the Board and as part of the succession planning process and appointment of members of the executive management team of the Corporation. In February 2020, the Board approved amendments to the Diversity Policy to refine the definition of “Diversity”, including to explicitly capture “persons with disabilities”. The Diversity Policy now defines “Diversity” as any characteristic or quality that can be used to differentiate groups and people from one another and includes gender, age, race, nationality, culture, language and other ethnic distinctions (including Aboriginal peoples and members of visible minorities), different abilities (including persons with disabilities), education, regional and industry experience and expertise. The Diversity Policy requires that the Corporate Governance Committee, as it relates to the Diversity of the Board, and the HRCC, as it relates to the Diversity of the senior executives, periodically assess the effectiveness of existing processes in achieving Algonquin’s Diversity objectives and, in the event determined advisable, consider measurable objectives for achieving Diversity. In February 2021, the Board further amended the Diversity Policy to provide that an objective of the Diversity Policy is that each gender comprise at least 30% of the Directors on the Board. As of the date of this Circular, 40% of the directors are women. Women will represent 44% of the nominees for election to the Board at the Meeting. The Board has also considered Diversity in the composition of its Committees. The chairs of two of four Committees are currently women. Currently, all Committees include female board members and geographic representation reflecting the Corporation’s business mix. The promotion of Diversity in the workplace is a key component of the Corporation’s strategy to become an employer of choice and the Corporation believes 32 Algonquin 2021 Management Information Circular

Female representation Board members1 40% Executives 38% V.P.s, directors and senior managers 33% Total workforce 30% that an environment that promotes Diversity positively impacts its ability to attract and retain talent. As it is important that each appointment of an executive officer be made and be perceived to be made on the merits of the individual and the needs of the Corporation at the relevant time, the Corporation does not have specific targets related to Diversity in its executive officer or senior management positions, however the Corporation has adopted a number of initiatives, in addition to the Diversity Policy, to raise awareness regarding the value the Corporation places on Diversity and to measure the organization’s progress in increasing Diversity. When utilizing external recruiters, management requires that recruiters provide gender diverse short-listed candidates for all senior roles recruited. Each year, gender diversity is considered as part of the executive succession planning process in order to ensure women are being developed for leadership positions and each year, the HRCC, as part of its annual review of succession planning, considers year-over-year changes in gender diversity both at the enterprise and business unit level. In addition to gender diversity, the HRCC also annually considers in its succession planning review other Diversity metrics including age, professional expertise and geographic expertise. The metrics considered by the HRCC as part of its annual succession planning review include ethnic distinctions (including Aboriginal peoples and members of visible minorities) and different abilities (including persons with disabilities). As part of its Diversity program reviews, the HRCC also considers progress with the development of initiatives by the Corporation that support inclusion in the workplace. Women currently represent 30% of the total workforce of Algonquin and its subsidiaries. At the Board level, there are four women, currently representing 40% of the Board. The executive team of the Corporation currently has three female members representing 38% of the executive team. Women also comprise 30% of management positions in the Vice-President and Director levels, in aggregate, and 33% of the management roles when the Senior Manager level is included. In addition, based on the self-identification of Algonquin’s Directors and executive officers, Aboriginal peoples, members of visible minorities and persons with disabilities (as each such term is defined in the Employment Equity Act (Canada)) are currently represented on Algonquin ’s Board and in executive officer positions in the numbers and proportions set out below: • One member of the executive team of the Corporation is a member of a visible minority, representing 12.5% of the executive team of the Corporation; and there are no Aboriginal peoples or persons with disabilities on the executive team. • There is currently one member of a visible minority on the Board, representing 10% of the Board, and no Aboriginal peoples or persons with disabilities on the Board. 1. 44.4% of the Directors nominated for election at the Meeting are women. Algonquin 2021 Management Information Circular 33

Average tenure of the Board nominees is 5.26 years 0-5 years 56% >9 years 22% 5-9 years 22% Director retirement policy The Board has approved a retirement policy for Directors to promote an appropriate mix of experience, skills and perspectives. Pursuant to the policy, Directors must submit their resignation to the Chair upon reaching the age of 71. Upon receiving the resignation, the Corporate Governance Committee of the Board must consider whether to accept or decline the resignation, after assessing the relative value to the Corporation of an acceptance versus a rejection. In the event that a resignation is not accepted, the Director submitting the resignation will be required to annually re-submit a resignation for consideration until such time as the resignation is accepted. The Board believes that Board effectiveness is enhanced by experience on the Board, and therefore the Corporation does not currently have term limits in place to prescribe tenure for Board members. The average tenure of Algonquin’s nine (9) Director nominees is approximately 5.26 years. The Board is comprised of a mix of longer-serving Directors familiar with the Corporation’s business and history, and Directors that are newer to Algonquin who bring fresh and diverse perspectives to the Board. The longest-serving independent Director has served on the Board for 11.5 years, and the shortest serving Director has served for 0.17 years. Directors meet without management The Board has adopted a policy whereby all scheduled and unscheduled meetings of the Board and all Committee meetings, as a matter of course, provide an opportunity for an in-camera session during which management of the Corporation is not present. For the year ended December 31, 2020, in accordance with corporate policy, all Board and Committee meetings included the opportunity for in-camera sessions with management of the Corporation not in attendance. Common memberships on boards of public companies There are currently no common memberships on boards of public companies among the Corporation’s Directors. Mr. Banskota is a member of the Board of Directors of Atlantica Sustainable Infrastructure plc. Director share ownership guideline To align the interests of each Director with those of our Shareholders, the non-employee Directors are subject to share ownership guidelines requiring each Director to hold a minimum level of equity in the Corporation. In August 2019, the Non-Employee Director Share Ownership Guideline were amended to increase the ownership requirement from three to four times the annual board retainer or annual board chair retainer, as applicable. In order to allow for an appropriate transition period, Directors as of the date of the amendment have until December 31, 2024 to achieve the increased level of share ownership required under the amended Non-Employee Director Share Ownership Guideline. Newly appointed Directors will have five years from the end of the calendar year in which first elected or appointed to achieve the ownership requirement of four times the annual retainer. If a non-employee Director’s share ownership falls below the minimum guidelines due to a decline in the Common Share price, such Director will have three years to restore compliance. For the purposes of determining compliance with the guideline, holdings considered are the value of Common Shares held together with outstanding DSUs. In addition, each newly appointed non-employee Director is expected to hold equity valued at 50% of the total annual retainer within the first year of joining the Board or transitioning from an employee Director to a non-employee Director. For the status of each Director nominee under the Non-Employee Director Share Ownership Guideline, please see their profiles listed on pages 22 to 26 of this Circular. 34 Algonquin 2021 Management Information Circular

Nomination of directors The Corporate Governance Committee serves as the Director nominating and evaluation committee and will recommend new Directors as the need arises. All members of the Corporate Governance Committee are independent Board members. The Corporate Governance Committee is responsible for providing the Corporation with a list of nominees for election as Directors at the Corporation’s annual meeting of Shareholders. The Corporate Governance Committee creates and reviews the criteria for selecting Directors by assessing the personal qualities, business experience and qualifications of current Directors. It also assesses the Corporation’s ongoing needs and circumstances, Diversity, and the overall mix of skills and experience of the Board. In recruiting new Directors, the Corporate Governance Committee considers the background, skills and experience desired for Directors in view of the Corporation’s strategy and activities, and it develops a plan for the recruitment of additional Director nominees on that basis. Director nominees must, in the opinion of the Corporate Governance Committee, be able to beneficially contribute to the broad range of issues which come before the Board for consideration. Directors must also be able to devote the time necessary to prepare for and attend meetings of the Board and Committees to which they may be appointed. The Corporate Governance Committee also evaluates the expected turnover of Directors in advance of their potential retirement from the Board and will develop an effective succession plan that includes creating overlap, where possible, between new Directors and retiring Directors. Algonquin 2021 Management Information Circular 35

Audit Committee Members Mr. Christopher Ball (Chair) Ms. Melissa Stapleton Barnes Mr. Christopher Huskilson Ms. Carol Leaman Ms. Dilek Samil 100% independent All Audit Committee members are independent and financially literate in accordance with applicable standards in NI 52-110 and applicable rules and standards of the SEC and the NYSE. The Board has also determined that Mr. Ball and Ms. Samil are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933 and have the required financial experience as defined by the NYSE corporate governance rules. Responsibilities The Audit Committee assists the Board in fulfilling its financial reporting and control responsibilities to Shareholders and the investment community through its oversight of accounting and financial reporting processes, including the audit of the financial statements. In addition, the Audit Committee is responsible for the review of capital plans and treasury related matters. The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation’s Audit Committee Charter, a copy of which is included as a schedule to the AIF for the year 2020 and is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website. Committees of the Board of Directors 36 Algonquin 2021 Management Information Circular

Corporate Governance Committee Members Mr. George Steeves (Chair)1 Mr. D. Randy Laney Ms. Carol Leaman Ms. Masheed Saidi 100% independent Each member of the Corporate Governance Committee is independent. Responsibilities The Corporate Governance Committee is responsible for oversight of Algonquin’s corporate governance policies and practices, including sustainability matters, and compliance with Algonquin’s share ownership guidelines. Also, the Corporate Governance Committee has the responsibility for matters relating to Board succession and the nomination of candidates for the Board. 1. D. Randy Laney will become chair upon the retirement of George Steeves. Human Resources & Compensation Committee Members Ms. Dilek Samil (Chair) Mr. Christopher Ball Mr. Christopher Huskilson Mr. D. Randy Laney 100% independent Each member of the HRCC is independent. Responsibilities The HRCC is responsible for reviewing Director and CEO compensation and making recommendations to the Board regarding those matters on an annual basis, or more frequently if required. In addition, the HRCC makes recommendations to the Board regarding the philosophy and compensation of executive officers of the Corporation and reports on executive compensation in compliance with the requirements of applicable securities law. The process by which executive compensation is established is described under the heading “Compensation Discussion and Analysis” on page 58. The HRCC also has oversight of the Corporation’s human resources policies and practices, and reviews any material matters relating to violations of those policies. Risk Committee Members Ms. Masheed Saidi (Chair) Ms. Melissa Stapleton Barnes Ms. Carol Leaman Mr. George Steeves1 100% independent Each member of the Risk Committee is independent. Responsibilities The Risk Committee was formed to assist the Board in its oversight of risks faced by the Corporation in the development and execution of its business strategy that are not directly related to financial and accounting matters. 1. Mr. Steeves will not be standing for re-election at the Meeting as he will be retiring pursuant to the Board Retirement Policy. Algonquin 2021 Management Information Circular 37

New director orientation As a key component of the education process for new Directors, they are provided with a formal orientation to the Corporation that familiarizes them with the businesses, the corporate structure, other Directors and key personnel of the Corporation. The orientation process is designed to provide an opportunity for new Directors to meet senior management and become familiar with their respective areas of responsibility. New Directors receive an in-depth orientation to the Corporation’s executive leaders, businesses, strategy, financial information and governance practices that allow them to effectively integrate with the operation of the Board. New directors are provided with a reference manual that contains relevant background materials to support their introduction to the Corporation’s business. The reference manual includes the following: • Public disclosure documents including annual reports, recent annual and interim MD&A, financial statements, management information circular and AIF; • Governance documents including Board and Committee charters, key policies, mandates and guidelines; and • Other documents such as the Corporation’s strategic plan and annual sustainability report, the guide to the Corporation’s management structure, succession plan, minutes of Board meetings and minutes of Committee meetings. Comparison of NYSE corporate governance rules Algonquin is subject to corporate governance requirements prescribed under applicable Canadian corporate governance practices, including the rules of the TSX (“Canadian Rules”). Algonquin is also subject to corporate governance requirements prescribed by the listing standards of the NYSE, and certain rules and regulations promulgated by the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002) (the “NYSE Rules”). In particular, Section 303A.00 of the NYSE Listed Company Manual requires Algonquin to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.011 of the NYSE Listed Company Manual requires Algonquin to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows. Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. The Board of Directors is responsible for determining whether or not each Director is independent. In making this determination, the Board of Directors has adopted the definition of “independence” as set forth in the Canadian NI 58-101. In applying this definition, the Board of Directors considers all relationships of its Directors, including business, family and other relationships. The Board of Directors also determines whether each member of its Audit Committee is independent pursuant to NI 52-110 and Rule 10A-3 of the Exchange Act. Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of the nominating/ corporate governance committee be independent. All of the members of the Corporate Governance Committee are independent Directors. Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of the compensation committee be independent. Section 303A.07(b)(iii)(A) of the NYSE Listed Company Manual requires, among other things, that the written charter of the audit committee state that the audit committee at least annually, obtain and review a report by the independent auditor describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues. The written charter of the Audit Committee complies with Canadian Rules but does not explicitly state that these functions are part of the purpose of the Audit Committee, which is not required by Canadian Rules. 38 Algonquin 2021 Management Information Circular

Section 303A.08 of the NYSE Listed Company Manual requires that Shareholders of a listed company be given the opportunity to vote on all equity compensation plans and material revisions thereto. Algonquin complies with Canadian Rules, which generally require that Shareholders approve equity compensation plans. However, the Canadian Rules are not identical to the NYSE Rules. For example, Canadian Rules require shareholder approval of equity compensation plans only when such plans involve the issuance or potential issuance of newly issued securities. In addition, equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued, based on a fixed percentage of the issuer’s outstanding securities, and must also be approved by Shareholders every three years. If a plan provides a procedure for its amendment, Canadian Rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or purchase price, an extension of the term of an award benefiting an insider, the removal or exceeding of the insider participation limit prescribed by the Canadian Rules, an increase to the maximum number of securities issuable, or is an amendment to the amending provision itself. Section 303A.09 of the NYSE Listed Company Manual requires that listed companies adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines. Algonquin has adopted its Board mandate, which is the equivalent of corporate governance guidelines, in compliance with the Canadian Rules. Algonquin’s corporate governance guidelines do not address Director compensation, but Algonquin provides disclosure about the decision-making process for non- employee Director compensation in the annual management information circular and Algonquin has adopted a policy on share ownership guidelines for non-employee Directors. Section 303A.10 of the NYSE Listed Company Manual requires that a listed company’s code of business conduct and ethics mandate that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed to Shareholders. The Code of Conduct, as defined on page 28, complies with Canadian Rules. Waivers must receive prior approval by the Board and will be disclosed promptly in accordance with applicable securities laws and Algonquin’s disclosure policy. Section 312 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with the establishment or amendment of certain equity compensation plans, issuances of securities to related parties, the issuance of 20% or greater of shares outstanding or voting power and issuances that will result in a change in control. Algonquin follows the Canadian Rules for shareholder approval of new issuances of its Common Shares. Following the Canadian Rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of Algonquin; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six-month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six-month period. In addition to the foregoing, the Corporation may from time-to- time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Corporation expects to make the disclosure of such transactions available on the Corporation’s website at www. AlgonquinPowerandUtilities.com. Algonquin 2021 Management Information Circular 39

Continuing education for Directors

The Board and management believe that for Directors to be effective they must be knowledgeable about the Corporation, its strengths and challenges, and the business environment in which the Corporation operates. In addition, the effectiveness of the Board is enhanced by Directors forming collegial working relationships with other Directors and management.

Directors are encouraged to update, educate and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation.

Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to Directors between meetings to provide updates on material developments that may affect the Corporation or its subsidiaries.

Directors are encouraged to participate in external education sessions that are related to the business of the Corporation and the performance of their duties as Directors.

The Corporation maintains a membership for all Board members to the Canadian Institute of Corporate Directors ("**ICD**") and the National Association of Corporate Directors ("**NACD**") in the U.S. This membership provides all Board members with ongoing access to the educational seminars and training programs provided by the ICD and the NACD.

Directors are entitled to reimbursement for related out-of-pocket expenses incurred in attending relevant education sessions. From time to time, the Board receives specialized presentations from external parties and management on various matters of significance to the Corporation. Directors participated in education sessions and received educational materials about specific topics in 2020 as follows:

Education presentations and programs

	Date	Participants
Board Leadership: Fit for the Future – NACD Seminar	February 2020	M. Saidi / D. Samil
Leadership in the Face of Global Risk – World 50 Event	March 2020	M. Stapleton Barnes
Effective Shareholder Engagement During a World Wide Pandemic – NACD Seminar	April 2020	R. Laney
Financial Markets in Power Business During COVID19 – WOMEN IN Energy – Board Conference	April 2020	M. Saidi
Energy in Crisis – NACD Seminar	April 2020	R. Laney
ESG Briefing – External Consultant	May 2020	Board of Directors
Re-evaluating Short- and Long-Term Incentive Plans During a Crisis – NACD Seminar	May 2020	R. Laney
New Wave of Activism Seminar – Morgan Stanley	July 2020	M. Saidi
Cybersecurity Update Presentation – External Advisor	August 2020	Risk Committee
Planning for a Black Swan Event – World 50 Seminar	August 2020	M. Stapleton Barnes
Is 2020 Upending Compensation Committee Best Practices – NACD Seminar	August 2020	R. Laney
Project Finance Structures and Key Accounting Policies – Management Presentation	September 2020	Board of Directors
Geopolitics, Megatrends and Connectivity Digital Workplace Culture – Risk 50 Summit	September 2020	M. Stapleton Barnes
Executive Compensation Market Trends – External Advisor	December 2020	HRCC
Effective Shareholder Engagement in a Changed World – NACD Seminar	December 2020	R. Laney
Building for Impact and Resilience – Board Oversight of Risk & Culture – Seminar	December 2020	M. Stapleton Barnes
Crisis Management Desktop Training Exercise – External Consultant	December 2020	Board of Directors
Leading Minds of Governance: Stakeholders & Purpose – NACD seminar	December 2020	R. Laney

40 Algonquin 2021 Management Information Circular

Position descriptions Chair of the Board of Directors The role of the Chair is to provide leadership for the Board in fulfilling the Board’s duties effectively, efficiently and independent of management. The Chair also acts in a general advisory capacity to the CEO and other officers in all matters concerning the interests and management of the Corporation. The Chair of the Board also: • In consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board; • Chairs and enables the effective functioning of Board and Shareholder meetings; • Oversees and monitors the work of each Committee to see that delegated Committee functions are carried out and reported to the Board; • Oversees the presentation to the Board of management’s strategies, plans and performance and the Board’s review and approval of the same; • Assesses whether the Directors and the Committees have appropriate administrative support, access to personnel of the Corporation and access to outside advisors for the purposes of the Board fulfilling its mandate; • Oversees that independent Directors have adequate and regularly scheduled opportunities to meet to discuss issues without management present; • In conjunction with the Corporate Governance Committee, supports and assists in the conduct of a periodic assessment of the effectiveness of the overall Board and its members; • Provides input to the Corporate Governance Committee on its recommendations to the Board for approval of candidates for nomination or appointment to the Board and determines members and chairs of Committees; and • Executes all contracts, documents or instruments in writing which require his signature. Committee chairs The Board has adopted position descriptions for each Committee chair which detail the duties of the Committee chairs. Each Committee chair is required to provide leadership to the Committee members and support the Committee’s effective operation in order to fulfill its mandate. The position description for the Committee chairs provides that each Committee chair shall: • Chair all Committee meetings; • Provide leadership to the Committee; • Act as the communication link between the Board and the applicable Committee; • Review formal communications from the Committee to the Board before dissemination to the Board; • Oversee that all matters requiring Committee review or approval are brought to the Committee in a timely and appropriate manner; • In consultation with the Chair of the Board and management of the Corporation, set the agenda for Committee meetings and review information packages and related materials for Committee meetings with senior management of the Corporation; • Set the frequency of Committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board; • Lead the annual assessment of the Committee’s performance and the review of the Committee mandate; and • Maintain an effective working relationship with key advisors to the Committee. Algonquin 2021 Management Information Circular 41

Chief Executive Officer The Board has adopted a position description for the CEO which details his or her duties. The CEO has responsibility for the development of, and delivery against, the long-term strategy and vision for the Corporation that leads to enhancement of Shareholder value. The position description for the CEO provides that he or she shall consult with the Chair of the Board on matters of strategic significance to the Corporation. In discharging his or her responsibility for the day-to-day operation of the Corporation’s business, subject always to the oversight by the Board, the CEO shall: • Oversee the effective day-to-day business affairs of the Corporation; • Maintain a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels; • Work with the Chair, as applicable, in determining the matters and materials that should be presented to the Board and overseeing that the focus of Board meetings is on appropriate issues facing the Corporation and the industry generally; • Present the Corporation’s strategic planning process and the Corporation’s annual strategic and capital plans to the Board for review and approval; • Oversee the development of, and recommend to the Board, annual business plans and budgets that support the Corporation’s long-term strategy; • Work with senior management to implement the Corporation’s enterprise risk management program and to identify and manage the major risks facing the Corporation; • Oversee the maintenance of an effective management team below the level of the CEO and an active plan for management development and succession; • In cooperation with the Chair, the Board and the chair of the HRCC, develop an effective succession plan for the position of the CEO and management of the Corporation; • Certify the annual and interim financial statements, MD&A of such financial statements, AIF, quarterly reports and the design and evaluation of the Corporation’s disclosure controls and procedures and internal control over financial reporting; • Serve as a spokesperson for the Corporation; • Assign to other senior management such powers and duties as the CEO may deem advisable; • Execute the Board’s resolutions and policies; • Ensure the delivery of information to Directors on a timely basis to keep the Directors fully apprised of all matters which are material to the Board and to the Corporation; • Promptly alert the Chair of any material changes or events that may have a significant impact upon the risk profile, financial affairs or performance of the Corporation; and • Carry out any other duties assigned by the Board. 42 Algonquin 2021 Management Information Circular

Corporate and Board policies Code of Business Conduct and Ethics Policy The Board has adopted a Code of Conduct that applies to everyone at Algonquin and its subsidiaries. Directors, officers and employees are required to annually acknowledge through an online training module or in writing that they have reviewed and understood the Code of Conduct. The Code of Conduct is available on Algonquin’s website at www.AlgonquinPowerandUtilities.com, under the Corporation’s profile at www.sedar.com, or a copy may be obtained by contacting the Corporate Secretary, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, ON, L6J 2X1. The Board regularly reviews the Code of Conduct and makes revisions as appropriate in order to update the content in keeping with best practices. The Board and its Committees monitor compliance with the Code of Conduct through ongoing reporting by management, any whistleblower complaints or investigations, and through the annual Code of Conduct training and certification process. There have been no instances of any waiver of compliance with the Code of Conduct by any Director or officer. Disclosure policy The Corporation has a corporate disclosure policy to ensure that communications to investors and potential investors are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media. Ethics reporting policy The Corporation has an ethics reporting policy (“Ethics Policy”) that establishes a method for dealing appropriately with any complaints made by employees of irregular or dishonest accounting, internal accounting control, auditing matters, or fraudulent or illegal activity by any employee, or employees, contractual staff, officer and directors. Any individual who in good faith reports such activity will be protected from threats of retaliation or discrimination as a result of the report. Any individual who retaliates against another individual who reports such activity could face disciplinary action under the Ethics Policy. If an individual believes that retaliation has occurred, the individual may submit a complaint in accordance with the Ethics Policy. There are various communication channels, which can be used to report any potential or suspected violations of the Code of Conduct and Ethics Policy, dishonest accounting, internal accounting control, auditing matters, or fraudulent or illegal activity. In addition to the reporting measures mentioned above, reports under the Code of Conduct and Ethics Policy can also be made anonymously and addressed to the Corporation or Board of Directors. On a quarterly basis, or more frequently upon request, the Internal Audit department informs the Audit Committee of all reports made under each policy and their status. . Algonquin 2021 Management Information Circular 43

Insider trading policy The Corporation has an insider trading policy (“Insider Trading Policy”) which places restrictions on those in a special relationship with Algonquin (including insiders) when trading securities of Algonquin including Common Shares. The Insider Trading Policy includes the following measures: • Restriction from trading securities of Algonquin including Common Shares during regular quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the first trading day following each fiscal quarter and end at the close of trading on the first full trading day after the issuance of a press release in respect of Algonquin’s results for such quarter (or in the case of the fourth quarter, annual results); • Communication of the dates for regular blackout periods; • Restrictions on trading any securities which gain in value if the value of Algonquin securities declines in the future (e.g., short selling), “call” options or “put” options; and • Prohibition from communicating inside information to others, other than in the necessary course of business. The Corporation’s Insider Trading Policy also provides that all employees (including Directors and NEOs) are prohibited from, directly or indirectly, undertaking any of the following activities: • Speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of securities under the Corporation’s Stock Option Plan (“Stock Option Plan”) or any other Algonquin benefit plan or arrangement); • Buying Algonquin securities on margin (other than in connection with the acquisition and sale of securities under the Stock Option Plan or any other Algonquin benefit plan or arrangement); • Short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future; • Selling a “call option” giving the holder an option to purchase securities of the Corporation; • Buying a “put option” giving the holder an option to sell securities of the Corporation; and • Pledging Algonquin securities as security for a limited recourse or non-recourse loan. All reporting insiders are required to (i) obtain written pre-clearance of any proposed trade of securities of Algonquin from two Insider Trading Policy Administrators before effecting the trade, and (ii) disclose all trading activity pursuant to Canadian securities laws. As required by Canadian securities laws, reporting insiders must file insider reports via the Internet-based System for Electronic Disclosure by Insiders. Management regularly reviews the Insider Trading Policy to ensure it reflects current best practices and developments. Conflicts of interest Directors are required to declare any conflict of interest which they may have in a matter before the Board and to refrain from voting in respect of the matter in which the Director is interested. 44 Algonquin 2021 Management Information Circular

Related party transactions policy The Board has adopted a related party transactions policy. The policy defines a “Related Party Transaction” as a transaction, arrangement or relationship in which the Corporation or any of its subsidiaries is a party and the amount of the transaction when aggregated with all similar transactions exceeds $nil and in which a Related Party has a direct or indirect material interest. A “Related Party” is defined as: (i) Any person who is, or at any time since the beginning of the Corporation’s last fiscal year was, a director or executive officer of the Corporation. An executive officer of the Corporation is someone responsible for achieving the objectives of the entity and who has the authority to establish policies and make decisions by which those objectives are to be pursued. Executive officers normally include the chief executive officer, chief operating officer, Presidents in charge of principal business functions (such as sales, administration or finance) and other persons who perform similar policy-making functions; (ii) Any shareholder who beneficially owns in excess of 5% of the outstanding common stock or voting interests of the Corporation or any subsidiary of the Corporation; (iii) A person who is an immediate family member of any director or executive officer (which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law and any person other than a tenant or employee sharing the house of such director or executive officer); (iv) Any firm, corporation, charitable organization or other entity in which any of these persons is employed or an officer, general partner or principal or in a similar position or in which any such person, taken together with all parties related to such person, has a beneficial ownership interest of 10% or more or can significantly influence the management or operating policies of the other party to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (v) Any trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management. Pursuant to the policy, all Related Party Transactions require pre-approval and review by the disinterested members of the Board of Directors to ensure that the transaction is on terms that are in, or not inconsistent with, the best interest of the Corporation and its Shareholders, or if applicable is approved. In circumstances where it is not practical to wait until the next meeting of the Board, the policy authorizes the Board Chair to review and approve a Related Party Transaction unless the Board Chair is a Related Party in the Related Party Transaction. Algonquin 2021 Management Information Circular 45

Compensation governance The Board has established that the HRCC will have responsibility for reviewing the alignment of Algonquin’s compensation programs, including incentive pay programs, with the Corporation’s strategic plans and risk profile, the Corporation’s performance, and its risk management principles. The HRCC annually reviews and makes recommendations to the Board regarding compensation of the CEO and reviews and approves compensation recommendations of the CEO with respect to the compensation for other members of senior management of the Corporation. The HRCC oversees the administration of incentive plans providing for the award of annual incentives, options (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”) and DSUs in accordance with the provisions of the respective plans. In addition, the HRCC annually reviews compensation of the Directors, the Chair of the Board and the chairs of the Committees. The HRCC reviews, and recommends to the Board of Directors, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans. The HRCC also reviews and approves management succession plans, and approves the appointment and reviews compensation of officers reporting directly to the CEO as well as the grant of any Options, RSUs or PSUs to those individuals. The HRCC also has responsibility for assessing, on an annual basis, the performance of the CEO, and reviewing with the CEO the performance of the executive team. The HRCC retains the services of independent advisors as needed in order to assist in fulfilling its duties. In 2017, the HRCC first retained the services of Hugessen Consulting Inc. (“Hugessen”) as its independent advisor. Hugessen provides counsel on the competitiveness and appropriateness of compensation practices and comparator groups for Algonquin and its affiliates. The scope of services includes competitive benchmarking of senior executive and Board compensation levels, the review and assessment of the Corporation’s current executive compensation philosophy, policies and practices, a review of pay and performance comparators, and a review of the design of the incentive plans. In addition, management of the Corporation has separately engaged the services of independent compensation consultants Mercer (Canada) Limited (“Mercer”) from time to time to provide data services, pension and benefits advice, compensation analysis and other information required for the development of compensation recommendations and management of existing programs, due diligence services relating to employee pension and benefits in relation to potential acquisitions and integration work for employee benefits plans for acquired businesses. Board pre-approval for provision of these services to management is not required given that Mercer has not been the compensation advisor to the HRCC since 2017. Sustainability governance The Mandate of the Board of Directors states that in providing oversight of the corporate strategy, the Board will: “…review the [strategy] plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.” Board oversight is an essential element in the integration of sustainability performance into Algonquin’s corporate strategy. The Board has determined that the mandate of the Corporate Governance Committee will include oversight of the ongoing development and progress of Algonquin’s sustainability plan and initiatives, and periodic reporting to the Board on progress. The Corporate Governance Committee receives a quarterly update from senior management relating to the development of the Corporation’s sustainability plan and key sustainability initiatives. 46 Algonquin 2021 Management Information Circular

Non-employee director compensation Algonquin 2021 Management Information Circular 47

The HRCC annually reviews and engages an independent advisor to benchmark, at least biennially, the amount and form of non-employee Directors’ compensation with a view to aligning the interests of Directors and Shareholders and providing market-competitive compensation. Directors who are officers of Algonquin receive no remuneration as Directors. The HRCC works with its external compensation advisor to develop appropriate benchmark data to ensure that the compensation paid to Directors is aligned with the market median level of compensation earned by board members at comparable companies in Canada and the U.S. The same benchmarking peer group is utilized for Board compensation and executive compensation (the “Comparator Group”, as defined under the heading “Compensation Comparator Group” starting on page 59). U.S. board compensation is included in the analysis, as the Corporation seeks to attract and retain U.S. resident Directors with industry and market experience in that jurisdiction. The HRCC also takes into account director remuneration levels at public companies in Canada that are listed on the TSX. As part of its review, in addition to competitive market data, the HRCC considers the responsibilities and time commitment required of Directors in the fulfillment of their responsibilities. A significant portion of Director compensation is paid through grants of DSUs under the Directors’ Deferred Share Unit Plan (the “DSU Plan”). This approach serves to create alignment of a meaningful portion of Director’s compensation with the experience of Shareholders. Directors may annually elect to receive additional portions of their annual remuneration in DSUs. While the Stock Option Plan permits issuance of Options to Directors, the Corporation does not currently have any plans to utilize Options as a form of Director compensation. The HRCC determined that no changes were required to be made to Director compensation levels in 2020. The Board Chair received an annual retainer of US$ 275,000 payable as to 50% in cash and 50% in DSUs. The Board Chair’s annual retainer is an all-in-fee with no payment of meeting fees except for travel fees or for participation in meetings of board special committees when established. All other non-employee Board members receive an annual retainer of US$ 175,000 of which US$ 100,000 is received in DSUs and the remainder payable in cash. The chairs of the Audit Committee, HRCC, Corporate Governance Committee and Risk Committee received an additional retainer of US$ 15,000, US$ 12,500, US$ 10,000 and US$ 10,000 respectively. In addition to annual retainers, the Corporation pays a meeting fee of US$ 1,500 (except in the case of the Board Chair) plus a travel fee of US$ 1,500 for any travel exceeding 1,000 km on a roundtrip basis to attend meetings or to participate in Board training or industry-related conferences and seminars. Compensation decision-making process 48 Algonquin 2021 Management Information Circular

Non-employee Director compensation table

The following table sets out the retainer and meeting fees payable to non-employee Directors during 2020.

Annual Board retainers and fees

	2020 retainer/ fee (US$)
Chair of the Board[1]	
Annual cash retainer	$137,500
Annual equity retainer (DSU value received)	$137,500
Annual Board retainer – Board members	
Annual cash retainer	$75,000
Annual equity retainer (DSU value received)	$100,000
Meeting fee	$1,500
Travel fee[2]	$1,500
Additional retainers	
Chair of Audit Committee	$15,000
Chair of HRCC	$12,500
Chair of Corporate Governance Committee	$10,000
Chair of Risk Committee	$10,000

1. The Chair does not receive any meeting fees for Board or standing Committee meetings in addition to the annual retainer received, but receives travel fees, and meeting fees for participating in meetings of any Board special committee, if established.
2. Travel fees are payable for any travel exceeding 1,000 km on a roundtrip basis to attend meetings or to participate in Board training or industry-related conferences and seminars.

Directors' Deferred Share Unit Plan

The DSU Plan is intended to promote a greater alignment of long-term interests between non-employee Directors of the Corporation and Shareholders through the issuance of Common Shares under the DSU Plan. The Board utilizes DSUs issued under the DSU Plan as part of the Corporation's overall Director compensation and has adopted a policy of paying a meaningful portion of the annual Board retainer through the issuance of DSUs. Since the value of DSUs increases or decreases with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of Directors with those of the Shareholders by tying the value of Director compensation in the form of DSUs to share price performance.

The Shareholders first approved the DSU Plan in 2011. The DSU Plan was subsequently amended in 2014 and 2016. The DSU Plan as amended was approved by Shareholders on June 9, 2016. The maximum number of Common Shares available for issuance upon the vesting of DSUs is 1,000,000 Common Shares (which as at December 31, 2020, represented approximately 0.17% of the issued and outstanding Common Shares), and may not exceed, in combination with shares issuable under all other securities-based compensation arrangements of the Corporation (including the Stock Option Plan) 8% of the issued and outstanding Common Shares from time to time. As of December 31, 2020, 544,493 Common Shares were issuable under current DSU awards made, which represents approximately 0.09% of the issued and outstanding Common Shares as at that date. A more detailed description of the provisions of the DSU Plan can be found at *Schedule "C"*.

The table below summarizes certain ratios as at December 31, 2020, 2019 and 2018 regarding the DSU Plan, namely dilution, burn rate and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2020, 2019 and 2018, and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

		December 31, 2020	December 31, 2019	December 31, 2018
Dilution	Total number of DSUs outstanding divided by total number of Common Shares outstanding as at the end of the fiscal year noted.	0.09%	0.09%	0.08%
Burn rate	Total number of DSUs granted in a fiscal year, divided by the weighted average number of Common Shares outstanding during the relevant period noted.[1,2]	0.02%	0.02%	0.02%
Overhang	Total DSUs outstanding plus the number of units available to be granted pursuant to the DSU Plan, divided by the total number of Common Shares outstanding as at the end of the fiscal year noted.[3]	0.17%	0.19%	0.20%

1. The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the *CPA Canada Handbook*, as such may be amended or superseded from time to time.
2. The total number of DSUs granted in each fiscal year was as follows: 2020 – 84,075; 2019 – 79,762; 2018 – 86,750.
3. The total number of DSUs that can be issued under the DSU Plan as of December 31, 2020, is 455,507 (being 1,000,000 reserved less units issued and outstanding of 544,493).

Algonquin 2021 Management Information Circular 49

Attendance and travel fees

Non-employee Directors (other than the Board Chair) are entitled to receive additional remuneration for attending meetings of the Board or of a Committee in the amount of US$ 1,500 per meeting. The Board Chair is entitled to the meeting fee if participating in any board special committee meetings or Board working group sessions when such occur from time to time.

When travel to a meeting, corporate event or board education session exceeds 1,000 km on a roundtrip basis, Directors (including the Chair) receive a US$ 1,500 travel fee for the meeting or session. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of the Corporation's business.

Indebtedness of directors and others

No current or former Directors or officers of Algonquin, or any of its subsidiaries, had any loans with Algonquin or any of its subsidiaries at any time in 2020.

Non-employee Director compensation table

For the fiscal year ended December 31, 2020, each non-employee Director earned amounts as indicated below in Canadian dollars on account of retainer and meeting attendance fees.

Director[1]	Cash fees earned[2]	Share-based awards[3]	All other compensation	Total[4]
Kenneth Moore Chair of the Board	$212,166	$185,240	-	**$397,406**
Christopher Ball Chair, Audit Committee	$187,903	$134,720	-	**$322,623**
Melissa Stapleton Barnes	$157,478	$134,720	-	**$292,198**
Christopher Huskilson	$167,471	$134,720	-	**$302,191**
D. Randy Laney	$186,808	$134,720	-	**$321,528**
Masheed Saidi Chair, Risk Committee	$161,523	$148,192	-	**$309,715**
Dilek Samil Chair, HRCC	$165,695	$151,560	-	**$317,255**
George Steeves[5] Chair, Corporate Governance Committee	$157,351	$148,192	-	**$305,543**

1. Carol Leaman was not a Director of the Corporation during 2020 and did not earn any amount of compensation from the Corporation during 2020.
2. Amounts disclosed represent the aggregate cash remuneration paid to each non-employee Director for (a) attending quarterly meetings, the annual Shareholder meeting, Committee meetings, the annual budget approval meeting, annual strategy sessions and business development meetings; (b) if applicable, acting as Chair of the Board or chair of a Committee; and (c) additional amounts paid for special committee work.
3. All non-employee Directors receive part of their Annual Board Retainer in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the Director retires, resigns or otherwise leaves the Board. Mr. Moore, as Chair of the Board, received 50% of his annual retainer in DSUs. All of the other non-employee Directors received US$ 100,000 of their Annual Board Retainer in DSUs. Directors may elect each year to receive a higher percentage of compensation in DSUs than the mandated amount.
4. All cash compensation amounts in this table were converted from US$ to C$ using an average rate of C$ 1.3479 / US$ 1. DSUs awarded were converted from US$ to C$ using an average rate of C$ 1.3472 / US$ 1.
5. George Steeves will not be standing for re-election this year as he has tendered his resignation in accordance with the Corporation's *"Board Retirement Guideline"* having attained the age of 71.

50 Algonquin 2021 Management Information Circular

Algonquin 2021 Management Information Circular 51 Executive compensation

Dear Shareholder, The HRCC focuses on ensuring that the Corporation’s approach to executive and employee compensation remains strongly aligned with the Corporation’s overall business strategy and rewards performance for growth in Shareholder value. As the committee of the Board that has oversight of the Corporation’s overall compensation strategy and practices relating to executive compensation, the HRCC is pleased to provide this report on our compensation decisions and approach to executive compensation for 2020 as well as an update on the current areas of focus for the HRCC. We hope that the information and discussion that follows, relating to our approach to executive compensation and the decisions we have made relating to executive pay for 2020, will provide you with the information necessary to make an informed decision as you cast your vote on executive compensation at the upcoming Meeting. Last year in our “Say on Pay” vote, 98.41% of the votes cast by our Shareholders were in support of our approach to compensation. 2020 performance Despite the year’s challenges due to the COVID-19 pandemic, the Corporation reported year-over-year growth in all key financial metrics and several new growth initiatives. The acquisitions of Ascendant Group Limited (“Ascendant”) and Empresa de Servicios Sanitarios de Los Lagos S.A. (“ESSAL”) were successfully completed. With the completion of these two acquisitions, the Corporation’s Regulated Services Group has expanded and diversified its geographical footprint into new high-quality jurisdictions and now serves more than one million customer connections. The Corporation had approximately 1,600 MW of renewable energy projects under construction in 2020 between its Renewable Energy Group and Regulated Services Group. This was the largest construction program in the Corporation’s history and the new projects are expected to approximately double the renewables portfolio. The Corporation has demonstrated ongoing resiliency throughout the COVID-19 pandemic. Delivery of essential services has remained uninterrupted, with the health, safety and well-being of employees, customers and communities in which the Corporation operates a top priority. 2020 continued to be a year during which the Corporation maintained and improved its strong safety record. In addition to the foregoing, these additional highlights of the Corporation’s 2020 financial performance are of note: • Annual Adjusted EBITDA of US$ 869.5 million, an increase of 4% over the prior year period;1 • Annual Adjusted Net Earnings of US$ 365.8 million, an increase of 14% over the prior year period;1 • Total Assets of US$ 13.2 billion, a 21% year-over-year increase over the prior year period; and • Total Shareholder Return (“Total Shareholder Return” or “TSR”) was 19.1% on the TSX and 21.5% on the NYSE as compared to 15.3% for the S&P/TSX Capped Utilities Index. In light of these results against the challenging backdrop of COVID-19, performance against the 2020 Corporate Scorecard was assessed at 104.7% by the HRCC. The 2018 PSU awards vested on December 31, 2020 at 1.33x the original units granted. Letter to Shareholders from the Human Resources and Compensation Committee 1. For further information on these non-GAAP measure, please see “Caution concerning Non-GAAP financial measures” on page 8. 52 Algonquin 2021 Management Information Circular

2020 committee initiatives A key area of focus for the HRCC over the course of 2020 was on ensuring a well-planned and executed leadership transition with the retirement of a number of key executives, including Mr. Robertson as CEO, and the onboarding of Mr. Banskota as incoming CEO. The HRCC also undertook a number of initiatives to support its ongoing mandate of ensuring that the Corporation’s pay practices and policies support business strategy and strengthen the alignment of realizable compensation with the creation of shareholder value. The following summarizes the initiatives undertaken by the HRCC during 2020: • Succession planning and transition The HRCC worked with its external advisor to develop a framework to support the hire of Mr. Banskota as President which included grant of RSUs in consideration of forgone compensation from his prior employer. With the support of its external advisor, the HRCC developed a framework for retirement arrangements for the CEO, Vice Chair and CFO in order to facilitate the planned leadership succession in 2020. These arrangements included grants of RSUs to executives to facilitate an orderly transition and align the timing of transitions. The above mentioned RSU grants included specific requirements for post-retirement holdings to ensure alignment between the executives and the interests of shareholders during the transition and afterwards. The retirement agreements also specified treatment of 2020 short-term incentive plan (“STIP”) and long-term incentive plan (“LTIP”) (as defined on page 55) compensation components (see discussion under the heading “Retirement Agreements” starting on page 93). • Governance The Chairs of both the HRCC and the Board had the opportunity to meet with the Canadian Coalition for Good Governance in 2020 for a discussion on various matters relating to governance, corporate objectives and executive compensation. In the assessment of the 2020 Corporate Scorecard results against stated objectives, the HRCC considered non-GAAP measures in terms of 2020 financial adjustments. The Committee determined that use of the non-GAAP measures, Adjusted EPS and Adjusted EBITDA was appropriate for executive compensation purposes and reflected appropriate alignment with the overall business strategy of the Corporation. The HRCC will continue to re-assess the appropriateness of these non-GAAP measures and the applicable adjustments made each year as part of the Corporate Scorecard evaluation process annually in the future. As part of its governance oversight of compensation plans, the HRCC engaged external advisors to assess the Corporation’s Clawback Policy. As a result of this work, the Board, on recommendation of the HRCC, amended the existing Clawback Policy to include consideration of a trigger in the event of executive misconduct in addition to the existing trigger in the event of financial restatement. The HRCC views this amendment as aligned with best practice. • COVID-19 and employee wellness Against the backdrop of the COVID-19 pandemic, a priority for the HRCC through 2020 was an ongoing review of the impacts of COVID-19 on the Corporation’s workforce and visibility to potential risks and mitigants relating to employee safety and wellness. While the Committee gave due consideration to implications of COVID-19 on executive pay, no adjustments were made to short-term and long-term compensation decisions as a result of COVID-19 impacts. • Sustainability (ESG) In line with the Corporation’s commitment to Sustainability and compensation practices, the HRCC reviewed appropriate sustainability initiatives and metrics to build on the existing short-term and long-term compensation plans. As a result of this, the 2021 Corporate Scorecard includes objectives in all of the E, S and G categories with new focus on diversity and compliance. The PSU performance metrics for the 2021 LTIP grant have also been updated to reflect the Corporation’s 2023 Sustainability Commitments. Algonquin 2021 Management Information Circular 53

Executive compensation components and mix

Executive compensation at the Corporation is comprised of the following elements:

- Base salary;
- Short-term annual incentive;
- Long-term annual incentive; and
- Pension and other benefits

Each of these components is discussed in more detail in the disclosure that follows this letter.

The HRCC believes that compensation should be strongly aligned to performance and the compensation mix of the CEO and the other NEOs reflects this through a significant component of at-risk pay for each executive. For 2020, the compensation mix for Mr. Banskota upon his appointment as CEO consisted of 21% base salary with pay-at-risk compensation representing 79% of total target compensation. 2020 pay-at-risk for other NEOs ranged from approximately 58% to 64%.

2020 CEO compensation decisions

Corporate performance, both annual and long term, is the driver of executive compensation at Algonquin and is measured against established objectives. The continued execution against the Corporation's growth strategy in 2020 by the management team resulted in the HRCC making the decisions outlined below regarding 2020 compensation.

The HRCC is of the view that the decisions made in respect of 2020 compensation and annual incentives for the CEO and the other NEOs (described below) appropriately reflect the results achieved in 2020 and the delivery of increasing Shareholder value. The following sections on 2020 CEO compensation refer to Mr. Banskota who assumed the role mid-year. Further details relating to Mr. Robertson, the Former CEO, are included on page 83 with further details under the heading *"Retirement Agreements"*.

NEO compensation mix – pay-at-risk[1]


Chief Executive Officer
Pay-at-risk
79%
Base salary
21%
LTIP
53%
STIP
26%
Chief Financial Officer
Pay-at-risk
58%
Base salary
42%
LTIP
31%
STIP
27%
Chief Operating Officer, Chief Development Officer and Chief Legal Officer
Pay-at-risk
64%
Base salary
36%
LTIP
40%
STIP
24%
Other NEOs

1. Data shown excludes pay-at-risk information for retired former executives shown as NEOs.

54 Algonquin 2021 Management Information Circular

2020 base salary The HRCC worked with its external advisor, Hugessen, to assess the alignment of CEO and other executives’ compensation with the market median of the Corporation’s Comparator Group. When Mr. Banskota was promoted to the CEO role in mid-2020, his base salary was increased from $650,000 to $950,000, commensurate to the scope of the new role and in alignment with the market data. 2020 short-term annual incentive The short-term annual incentive award for the CEO is based upon the achievement of goals and objectives approved by the Board as set out in the Corporate Scorecard, in individually assigned objectives and on assessment of leadership behaviours as set out by the Corporation. For 2020, the CEO’s annual incentive target was increased upon promotion into the role mid-year to 125% of base salary from 100% of base salary. Based on results against the aforementioned objectives, the CEO’s bonus award for 2020 was $1,068,582 representing a payout slightly above the target. This represented a blend of the two STIP targets and was based 60% on Corporate Scorecard performance results (2020 results: 104.7% achievement), and 40% on achievement of individual objectives and leadership behaviours which were assessed by the HRCC at 120% of target for 2020. Additional detail on the 2020 Corporate Scorecard results and bonus calculations are discussed on page 64 under the heading “Short-Term Incentive Plan”. 2020 long-term incentive Long-term incentive awards are granted annually based upon target levels established by the HRCC. For 2020, the HRCC increased the target long-term incentive for Mr. Banskota to 250% of base salary from 200% of base salary upon promotion into the role. For 2020, the long-term incentive for NEOs and other executives was provided as to 75% of the award in PSUs which vest only if specific performance criteria approved by the Board are achieved over a three-year period commencing in 2020. The other 25% was comprised of Options which vest in three annual tranches. The performance criteria for the 2020 PSU awards were based on financial results, safety results and customer satisfaction scores achieved during the award vesting period (with the following respective weightings: 85%, 10% and 5%) and the award may be modified by between 80% and 120% based on TSR performance of the Corporation’s Common Shares relative to the S&P/TSX Capped Utilities Index. The PSU performance metrics are described in more detail in the discussion on page 69 under the heading “The Share Unit Plan”. Algonquin 2021 Management Information Circular 55

2020 HRCC Members Dilek Samil Board Director and Chair, HRCC Christopher Ball Board Director and Member, HRCC Chris Huskilson Board Director and Member, HRCC D. Randy Laney Board Director and Member, HRCC Looking forward to 2021 Key areas of focus for the HRCC in 2021 include the following: • Sustainability (ESG) While the Corporation’s annual Corporate Scorecard and PSU performance metrics currently include a number of sustainability- related metrics, the HRCC intends to further review the inclusion of additional appropriate sustainability metrics as a component of the assessment of both short-term and long-term management performance. Specific areas of focus include diversity and inclusion as well as compliance. • Succession and leadership development The HRCC will continue to review development and succession plans for senior leadership of the Corporation to facilitate increased visibility on the talent pipeline and actions to continue to build bench strength to support business performance and growth. This includes a lens on diverse representation in terms of gender, visible minorities and other facets of diversity across the workforce. • Market benchmarking As the Corporation continues to grow its asset base and expand its geographic footprint, the HRCC believes it is important to review and refresh the market data used to benchmark compensation levels and practices. It therefore intends to engage its external advisor to review and update the Corporation’s Comparator Group and, in turn, the market data used to support compensation decisions for the Directors, the CEO and other NEOs. • Objective setting The HRCC intends to continue to support the evolution of the objectives included in the annual Corporate Scorecard and PSU performance metrics with a view on appropriate target setting in alignment with business strategy and objectives. This work will also include contemplation of non- GAAP measures vis-à-vis results against the annual Corporate Scorecard and incentives. The HRCC will continue to monitor developments and trends in compensation governance over 2021 with a view to continually evolving compensation governance matters. The HRCC believes that the executive compensation approach of the Corporation is appropriately linked to performance and ensures alignment with the interests of our Shareholders. We invite you to review our compensation programs in more detail in the “Compensation discussion and analysis” that follows. We encourage any Shareholder who has comments on the Corporation’s approach to executive compensation to forward these comments to the chair of the HRCC at Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1, Attention: Corporate Secretary. 56 Algonquin 2021 Management Information Circular

Compensation highlights A pay-for-performance philosophy has been adopted by the HRCC in developing compensation for executives. All members of the HRCC are knowledgeable and experienced individuals who have the necessary background and expertise to fulfill their duties. Algonquin’s compensation programs have been developed to align closely with corporate strategy. Independent third-party consultants are employed by the HRCC to establish appropriate comparators for compensation and to develop compensation for executives that is competitive in the market. Caps on payouts, vesting requirements and share ownership requirements are part of the overall plan design. Minimum share ownership requirements are in place for NEOs. A substantial portion of long-term incentive is deferred to discourage executives from taking short-term or excessive risks. Performance-based compensation is subject to our clawback policy. Executive pay is aligned with Shareholder interests by having a significant component “at risk” and tied to both short- and long-term objectives, including relative TSR performance in the case of PSU awards. Our executive employment agreements contain double-trigger provisions in the event of a change of control. Algonquin 2021 Management Information Circular 57

Annual compensation decision-making process The Corporation has developed a comprehensive annual process for making decisions regarding compensation for the executive officers of the Corporation. This process involves the following steps: Using management’s analysis and data, including peer group information, compensation trend information, internal equity considerations and performance against objectives, the CEO makes recommendations regarding executive compensation for the executive team including the NEOs, other than for the CEO, to the HRCC. The HRCC reviews and considers these recommendations, as well as the compensation of the CEO, using benchmark information, with the assistance of external compensation consultants and other information as required, and makes recommendations to the Board. The Board considers and grants final approval for CEO compensation decisions, with decisions being made by the non-employee Directors (being all Board members other than the CEO). The HRCC considers and approves the compensation of the executive team members other than the CEO. CEO recommendations HRCC benchmarking Annual compensation decision-making process The foregoing process is generally completed within the first quarter of each new financial year of the Corporation. As part of the process, the HRCC, in consultation with the Board, also sets the performance objectives for the CEO for the coming year. Performance objectives for the CEO are set out annually in the Corporate Scorecard and in leadership and individual objectives. Performance objectives for the other senior officers of the Corporation are set by the CEO. Performance objectives for other senior officers include business unit or divisional objectives established annually by the CEO. Compensation discussion and analysis Board review HRCC approval 58 Algonquin 2021 Management Information Circular

For the purposes of determining bonus awards under the Corporation’s STIP, the HRCC annually approves the Corporate Scorecard which sets out corporate objectives against which corporate performance is measured, with the results being used to calculate bonuses for executive officers and other employees of the Corporation in conjunction with performance relative to business unit, leadership and individual objectives. The HRCC works with an independent compensation advisor to monitor the effectiveness of the Corporation’s compensation policies, plans and programs to ensure that the Corporation is competitive and able to attract, retain and motivate executives (as well as all other employees) and that compensation plans are aligned with corporate strategy and reward achievement of the Corporation’s goals. To allow the HRCC to establish compensation levels that are appropriate and remain market competitive, a complete benchmarking review, by an external consultant, takes place every two (2) years. Typically, the review scope includes a review, and if appropriate amendments to, the constituents of the Comparator Group, competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators. Compensation Comparator Group In order to establish appropriate compensation levels relative to the Corporation’s peer market, the HRCC worked with Hugessen to develop a comparator group of Canadian and U.S. organizations primarily engaged in Algonquin’s business sectors (independent power producers and utilities and other sectors of similar complexity) (the “Comparator Group”). The Comparator Group was most recently refreshed in 2019. The Comparator Group consists of a Canadian peer group and a U.S.-based peer group with the intention that the Canadian peer group (the “Canadian Comparator Group”) be the primary benchmarking group with the U.S. peer group (the “U.S. Comparator Group”) used in specific situations where the location of work of the executive or the talent pool for recruiting for a role is primarily the U.S. market. The Canadian Comparator Group was developed by considering general industry peers having a similar total enterprise value, asset size, revenues and business model to the Corporation. The lack of sufficient direct industry peers in Canada of similar size required broader selection criteria in order to develop an appropriate peer group. In the case of the U.S. Comparator Group, the peer comparator group was developed from close industry peers selected based on similar operations and with similar total enterprise value, assets size and revenues. The current Canadian Comparator Group consists of thirteen (13) companies with a median total enterprise value of $12.1 billion, median total asset value of $13.1 billion and median revenues of $2.4 billion. The U.S. Comparator Group consists of eleven (11) companies with a median total enterprise value of $10.4 billion, median total asset value of $12.1 billion and median revenues of $2.9 billion. The market benchmarking for the Corporation’s compensation structure is based on compensation data from the Comparator Group. Comparator Group asset, revenue and enterprise value numbers reflect values as at December 31, 2020. Algonquin 2021 Management Information Circular 59

Comparator group data range1 75th Percentile 50th Percentile 25th Percentile Algonquin $20,000 $18,000 $16,000 $14,000 $12,000 $10,000 $8,000 $4,500 $4,000 $3,500 $3,000 $2,500 $2,000 $1,500 Total enterprise value Total assets Revenue Algonquin $18,851 Algonquin $17,739 Algonquin $2,250 $ m ill io ns $ m ill io ns While the intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to periodic change due to: (i) the availability of relevant pay data, (ii) mergers and acquisitions, and (iii) relevance of new comparators based on updated financial metrics. 1. All Figures as of December 31, 2020 in C$(converted to C$ at rate of US$ 1 = $1.3414). Source: S&P CapIQ. 2. Note that the above bar charts include only Canadian peers, as Canadian peers were the primary means of comparison. The 2020 Compensation Comparator Group consists of the following entities Canadian Comparator Group • AltaGas Ltd. • ATCO Ltd. • Cameco Corporation • Capital Power Corporation • Emera Incorporated • H&R Real Estate Investment Trust • Inter Pipeline Ltd. • Keyera Corp. • Methanex Corporation • Northland Power Inc. • Open Text Corporation • RioCan Real Estate Investment Trust • TransAlta Corporation U.S. Comparator Group • Alliant Energy Corporation • Atmos Energy Corporation • Black Hills Corporation • Clearway Energy, Inc. • IDACORP, Inc. • National Fuel Gas Company • OGE Energy Corp. • Pinnacle West Capital Corporation • PNM Resources, Inc. • Portland General Electric Company • Southwest Gas Holdings, Inc. 60 Algonquin 2021 Management Information Circular

Risk management and compensation

The Corporation has implemented compensation policies and has compensation practices in place to ensure that a Named Executive Officer or an individual within a principal business unit does not take inappropriate or excessive risk. These policies and practices include:

- Caps on payouts under short-term incentive plans (200% of target);
- Performance factors with caps on the number of units that can be issued under awards made pursuant to the Share Unit Plan;
- Termination and severance provisions with double triggers in the event of a change in control;
- Executive share ownership guidelines that align the interests of senior officers with the interests of Shareholders;
- Adoption of a clawback policy;
- Inclusion of non-financial performance measures in incentive compensation programs; and
- Board discretion to amend the final payout of the incentive compensation programs.

As part of the HRCC's oversight responsibilities for the design and administration of the Corporation's executive compensation programs, the HRCC identifies and discusses plan design features or processes that may potentially represent conflicts of interest and/or inducements for unnecessary or excessive risk-taking by senior executives.

The HRCC also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which certain important compensation decisions (e.g., the amount of annual incentive to be paid) are based.

These existing safeguards notwithstanding, the HRCC periodically reviews the relationship between enterprise risk and the Corporation's executive compensation plans and policies to confirm that they continue to be optimally aligned with Shareholder interests while maintaining an acceptable level of risk exposure.

The HRCC engages independent advisors from time to time to assess the potential risks associated with the compensation programs and policies of Algonquin. These reviews include an assessment of each of the Corporation's incentive compensation programs individually, as well holistically, to identify any risks inherent in the design or application of the programs.

During 2019, the HRCC engaged Hugessen, its independent advisor to perform a risk assessment of the Corporation's executive compensation plans. The assessment report to the HRCC did not identify any material risks arising from the Corporation's executive compensation plans. Similar assessments were requested by the HRCC from Mercer in 2016 with a supplemental assessment of certain program changes in 2017. Those assessments also concluded that there were not any material risks arising from the Corporation's executive compensation plans.

Based upon its ongoing assessment and the independent reports noted above, the HRCC has concluded that the Corporation's executive compensation programs do not create inordinate risk for the Shareholders because an appropriate system of checks and balances is in place. When material changes are proposed to existing compensation plans or new plans are developed, it is the HRCC's practice to engage its independent advisor to review the potential changes as well as any differences in risk profile.

Fees paid to compensation consultants

The fees paid by the Corporation to its compensation advisors for the work performed in the years noted are as follows:

	2020		2019	
Advisor	**Executive compensation-related fees**	**All other fees[1]**	**Executive compensation-related fees**	**All other fees[1]**
Hugessen Consulting Inc.	$113,174	$ -	$311,037	$ -
Mercer (Canada) Limited	$ -	$245,339[2]	$173,819	$507,288[2]

1. All other fees are fees for work undertaken by the advisor for management relating to provision of market data or database access, pension investment counsel or benefits advice and benchmarking.
2. Amounts paid to Mercer relate to engagements for pension advisory work, due diligence services relating to employee pension and benefits in relation to potential acquisitions and integration work for employee benefits plans for acquired businesses.

Algonquin 2021 Management Information Circular 61

Named Executive Officer compensation This section discusses the elements of compensation for the eight (8) Named Executive Officers in 2020 (“NEOs”) set out in this Circular, namely: • Arun Banskota, President & CEO (“CEO”); • Arthur Kacprzak, Chief Financial Officer (“CFO”); • Johnny Johnston, Chief Operating Officer (“COO”); • Jeff Norman, Chief Development Officer (“CDO”); • Jennifer Tindale, Chief Legal Officer (“CLO”); • Ian Robertson, Former CEO (“Former CEO”); • Christopher Jarratt, Former Vice-Chair (“Former VC”); and • David Bronicheski, Former Chief Financial Officer (“Former CFO”) Total target direct compensation (“TDC”) for all NEOs represented 1.08% of 2020 revenues of the Corporation and 2.08% of 2020 Adjusted EBITDA1 of the Corporation. If TDC amounts related to the three retired NEOs are excluded, the relevant comparator is 0.57% of 2020 revenues of the Corporation and 1.1% of the 2020 Adjusted EBITDA1 of the Corporation. Executive compensation philosophy The mandate of the HRCC includes the review and establishment of the Corporation’s executive compensation philosophy. The Corporation’s compensation philosophy for executive officers is based upon a pay-for-performance philosophy and is designed to attract, motivate and retain its executives, reward them for the Corporation’s financial and operational performance and individual contributions, and facilitate smooth succession processes. When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the HRCC has adopted the following approach: • Executive compensation is set with reference to the Canadian Comparator Group. The U.S. Comparator Group is taken into account as a secondary reference. In appropriate circumstances, the weighting of the Canadian Comparator Group and U.S. Comparator Group may change depending on executive job location, executive responsibilities, local pay practices and internal equity. • Pay is benchmarked and compared to a total TDC basis (i.e., base salary + target annual short-term incentive + target annual long-term incentive). Benefits, perquisites and pensions are considered separately and established based upon market data for the market in which the executive is employed. • Given that the Corporation holds long-term assets and management decisions in any given year can have long-term implications, overall compensation is designed so that a meaningful portion of compensation is delivered through variable/ pay-at-risk and longer-term compensation elements. • Compensation levels, mix and incentive plans are designed so that TDC is positioned at the median of the relevant Comparator Group. Variable compensation is designed so that compensation is at the median level for target performance, above median for above-target performance and below median for below-target performance. • The impact of foreign exchange on compensation data is averaged over multi-year periods when benchmarking executive compensation in order to smooth its impact. • Judgement is applied to different employee levels where necessary so as to avoid an entirely mechanical process for setting each position’s pay. 1. For further information on these non-GAAP measure, please see “Caution concerning Non-GAAP financial measures” on page 8. 62 Algonquin 2021 Management Information Circular

Compensation mix

The Corporation has implemented a compensation program that is based on concepts of market competitiveness and internal equity, taking into account the roles and responsibilities of each employee of the Corporation. The program is designed to attract, retain and motivate strong talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture among the Corporation's employees. Alignment of employee and long-term Shareholder interests is promoted through a performance-based compensation system linked directly to the Corporate Scorecard, Business Unit Scorecards (as defined under the heading *"Short-Term Incentive Plan"* on page 64), individual objectives and leadership performance.

In keeping with the Corporation's philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve high levels of performance, the Corporation has adopted a model that includes both base salary and at-risk compensation comprised of both short-term performance incentives (which are subject to targets being achieved) and long-term incentives linked to the creation of Shareholder value, but also subject to performance against targets.

The at-risk components for annual short-term incentives depend on the achievement of corporate performance objectives, subsidiary business unit objectives, individual objectives and leadership performance. These objectives are described in scorecards that establish measurable financial, growth, operations, stakeholder and employee objectives that, if achieved, add value to the Corporation or its affiliates. Performance against each objective is measured and assessed.

Achievement of the expected level of performance for a particular objective is required for that particular item to contribute points towards bonus amounts. Accordingly, incentive compensation plans are designed to pay larger amounts for superior performance and lower amounts if target performance is not achieved.

In setting the recommended compensation elements of the NEOs (base salary, target short-term incentive and target long-term incentive), the HRCC takes into consideration the advice and recommendations provided by the independent advisor which are based on the compensation earned by similar executive officers in the relevant Comparator Group (see discussion starting on page 59 under the heading *"Compensation Comparator Group"*). The following table shows the dollar value and percentage weighting of each component of the total TDC for the NEOs in 2020.

	Compensation elements				Compensation mix			
Name	Base salary	Short-term incentive target	Long-term incentive target	Target total direct compensation	Base salary	Short-term incentive target	Long-term incentive target	Pay-at-risk
Arun Banskota (CEO)[1]	$950,000	$1,187,500	$2,375,000	$4,512,500	21%	26%	53%	79%
Arthur Kacprzak (CFO)[2]	$420,000	$273,000	$315,000	$1,008,000	42%	27%	31%	58%
Johnny Johnston (COO)	$480,315	$312,205	$528,347	$1,320,867	36%	24%	40%	64%
Jeff Norman (CDO)	$480,000	$312,000	$528,000	$1,320,000	36%	24%	40%	64%
Jennifer Tindale (CLO)	$436,000	$283,400	$479,600	$1,199,000	36%	24%	40%	64%
Ian Robertson (Former CEO)[3]	$938,400	$938,400	$2,205,240	$4,082,040	23%	23%	54%	77%
Chris Jarratt (Former VC)[3]	$656,880	$656,880	$1,543,668	$2,857,428	23%	23%	54%	77%
David Broncheski (Former CFO)[3]	$529,420	$344,123	$661,775	$1,535,318	34%	22%	43%	66%

1. Information for Mr. Banskota is shown for the period effective from his appointment as CEO on July 17, 2020. Prior to that Mr. Banskota was President of the Corporation and his base salary was $650,000 with target STIP of 100% and a target LTIP of 200% of base salary respectively for a total direct compensation of $2,600,000.
2. Information for Mr. Kacprzak is shown for the period effective from his appointment as CFO on September 18, 2020. Previously, Mr. Kacprzak was SVP and Deputy CFO and his base salary was $300,000 with a STIP target of 35% and an LTIP target of 35% for a total direct compensation of $510,000.
3. Messrs. Robertson, Jarratt and Bronicheski retired during 2020 on July 17, November 30 and September 18, respectively.

Algonquin 2021 Management Information Circular 63

Base salary

Base salary of the NEOs is established at levels which are meant to be competitive with other companies and entities similar, and of comparable size, to the Corporation. Base salary is not a function of any specific relationship to the performance of the Corporation and is reviewed annually by the HRCC.

The Board approves any changes to the compensation of the CEO based upon the recommendation of the HRCC. Salary levels for other NEOs are approved by the HRCC based on the recommendation of the CEO within a range established through benchmarking relative to the Comparator Group by the independent advisor.

Short-term incentive plan

The short-term incentive plan of the Corporation (the "**STIP**") is a cash bonus plan, the purpose of which is to align compensation with corporate and business unit targets and results as well as individual performance against objectives and thereby promote behaviours which benefit the interests of the Corporation and its Shareholders. The target is established based on position and market competitiveness and STIP payouts are capped at 200% of target amount for exceptional performance.

Incentives are calculated and paid annually based on achievement relative to stated scorecard goals and objectives as well as individual performance, as described below.

Each NEO is eligible for an award under the STIP if established corporate, business unit, and personal goals and objectives are achieved. Each year, these goals and objectives for the CEO are reviewed and approved by the HRCC (and in the case of the goals and objectives for the other NEOs, by the CEO) and are intended to be aligned with the goals and targets of the Corporation for that year. For individuals with specific business unit accountability, their STIP award is also based upon business unit / divisional level results ("**Business Unit Scorecard**"). The composition of the STIP award each year is determined by the aggregate STIP score ("**STIP Factor**") achieved by an NEO. The STIP Factor is calculated differently for each NEO based upon the relative weightings assigned to results achieved under the Corporate Scorecard, the Business Unit Scorecard (for NEOs with business unit accountability), performance against individual objectives and on the individual's leadership performance. The formula for calculating the STIP Factor is set out below. For the 2020 STIP program, the following were the relative weightings placed on the applicable scorecard results and the individual leadership and personal performance objectives for each of the NEOs:

Position	STIP target for 2020[2] (% salary)	Maximum payout (% target)	Corporate performance weighting	Business unit performance weighting	Individual performance weighting	Individual leadership assessment
CEO[1]	125%	200%	60%	-	30%	10%
CFO[1]	65%	200%	60%	20%	10%	10%
COO	65%	200%	60%	20%	10%	10%
CDO	65%	200%	10%	40%	40%	10%
CLO	65%	200%	60%	20%	10%	10%

1. For CEO and CFO, the percentages shown reflect and STIP Factor composition in their respective roles following promotion to their current positions. Actual 2020 STIP will be calculated using current and former STIP targets and composition on a pro-rata basis for the year. Prior to their in-year promotions, the STIP targets for Messrs. Banskota and Kacprzak were 100% and 35% respectively.
2. For 2021 compensation purposes, the weighting for STIP Factors have been amended as follows: (i) for the President and CEO, 80% will be based on Corporate Scorecard performance, and 20% will be based on individual performance and leadership assessment; and (ii) for all other NEOs the weighting for STIP Factors will be 60% based on Corporate Scorecard performance, 20% based on Business Unit Scorecard performance and 20% based on individual performance and leadership assessment.

64 Algonquin 2021 Management Information Circular

STIP payouts

Annual STIP payouts are calculated as follows:



Base salary
x
Target %
x
STIP Factor
=
STIP payout

The STIP Factor calculation varies by individual NEO[1] based on the weighting of the Corporate Scorecard, Business Unit Scorecard, if applicable, and the individual and leadership objectives, and is calculated as follows:



STIP Factor
= (
Corporate Scorecard achievement
x
Corporate Scorecard weight
) + (
Business Scorecard achievement
x
Business Scorecard weight
) + (
Individual objective achievement
x
Individual objective weight
) + (
Leadership objective achievement
x
Leadership objective weight
)

1. See individual NEO weighting table on page 64.

2020 Corporate Scorecard and results

On an annual basis, the HRCC approves the corporate objectives and target performance levels to be achieved and incorporated into a Corporate Scorecard for the year (the "**Corporate Scorecard**"). The Corporate Scorecard is developed and recommended by management for approval by the HRCC each year. The corporate performance portion of the STIP for the NEOs is based on these objectives and targets. Business Unit or Divisional Scorecards are established by the CEO annually, together with individual performance and leadership goals for each NEO and these are utilized in assessing business unit performance, performance against personal objectives and individual leadership performance for the STIP calculations for business unit and functional leaders.

The Corporate Scorecard objectives are based on the Corporation's business plan for the year and establish specific, measurable performance targets for each objective. The 2020 Corporate Scorecard contained both operational and financial metrics.

Algonquin 2021 Management Information Circular 65

2020 Corporate Scorecard results

The following sets out the 2020 Corporate Scorecard objectives and performance results achieved relative to those objectives. Targets and results noted in the discussion below are established and measured based on a C$ to US$ exchange rate of C$ 1.35 / US$ 1, the 2020 budget rate. Accordingly, reported performance may vary from results in the financial statements of the Corporation for 2020 due to difference in foreign exchange rates used.

Efficiency and financial metrics

Meet operating profit (adjusted EBITDA)[1] target for 2020

Minimum	Target	Maximum
90% of target (0 points)	US$ 973.1M (15 points)	110% of target (30 points)

2020 actual
US$ 869.5M (0.00 points)

Meet adjusted net earnings per share (EPS)[1] target

Minimum	Target	Maximum
90% of budget (0 points)	US$ 0.69M (15 points)	110% of budget (30 points)

2020 actual
US$ 0.64M (4.1 points)

Secure growth investments accretive to five-year plan

Minimum	Target	Maximum
3% EPS growth (0 points)	Meet 5% EPS growth (10 points)	Achieve 10% EPS growth (20 points)

2020 actual
8.1% (13.7 points)

Achieve target FFO/debt ratio 2020

Minimum	Target	Maximum
97% of target (0 points)	Meet (10 points)	102% of target (20 points)

2020 actual
Maximum achieved (20 points)

Sustainability/operational metrics

Drive world-class safety results

Minimum	Target	Maximum
Below U.S. industry average injury rate (0 points)[2]	U.S. industry average injury rate (5 points)	80% of U.S. industry average injury rate (10 points)[2]

2020 actual
Maximum plus 97.5% of prior year achieved (20 points)[2]

Drive improved employee engagement

Minimum	Target	Maximum
97.5% of prior year (0 points)	68% (10 points)	Achieve top quartile (72%) (20 points)

2020 actual
Maximum achieved 73% (20 points)

Achieve sustainability plan targets for 2020

Minimum	Target	Maximum
Objectives not complete (0 points)	Deliver identified projects (5 points)	Complete stretch objectives (10 points)

2020 actual
Maximum achieved (10 points)

Achieve 2020 targets for customer and brand projects

Minimum	Target	Maximum
Target not achieved (0 points)	Meet (10 points)	N/A

2020 actual
90% (9 points)

Achieve 2020 cost per customer targets

Minimum	Target	Maximum
110% of budget (0 points)	Budget (5 points)	90% of target (15 points)

2020 actual
105% (2.5 points)

Achieve budget capital investment targets

Minimum	Target	Maximum
90% of target (0 points)	100% of target (10 points)	110% of target (20 points)

2020 actual
95% of target achieved (5.4 points)

2020 summary

2020 total: 104.7 points

1. For further information on these non-GAAP measures, please see *"Caution concerning Non-GAAP Financial Measures"* on page 8.
2. No points if injury rate is worse than 2019 and an additional 10 points over the maximum 10 points if annual improvement achieved is equal to 95% or less of achieved target in the prior year.

66 Algonquin 2021 Management Information Circular

Date Term1 Volatility2 Dividend yield Risk-free rate3 March 30, 2020 5.5 years 24.6% 4.1% 0.6% 1. The safe harbour term used is equal to ((time to expiry + 3) / 2). Option term is eight (8) years. 2. The volatility of the share price is based on the average daily volatility over the last 750 trading days (three (3) years). 3. The risk-free rate is equal to the yield of a Government of Canada bond with same term as the expected life of the Option. The Black-Scholes value ratio for the 2020 Options grant was determined using the following assumptions: The Long-Term Incentive Plan (“LTIP”) The LTIP element of compensation for the NEOs consists of participation in the Stock Option Plan and in the Share Unit Plan. The LTIP is intended to induce and reward behavior that creates long-term value for Shareholders by aligning the interests of executives with long-term Shareholder interests. To achieve this, the future value of the LTIP awards to executives is tied to the value of the Common Shares. The realization of such value depends on the achievement of performance- vesting criteria and share price growth, making the LTIP portion of executive compensation truly “at risk” and linked to performance intended to also benefit Shareholders. The number of Options and PSUs granted to the NEOs as annual long-term compensation awards is determined by the HRCC based on annually established target compensation. Option and PSU grants are based on the level of responsibility within the Corporation; generally, the level of grant increases with the level of responsibility. Previous grants of Option-based awards are not taken into account when considering new grants, as grants are made annually, based on target pay-at-risk. Options and PSUs/RSUs increase or decrease in value in proportion to the increase or decrease in the market price of the Common Shares over the term of a particular grant. The fair value of option (“Option”) grants is based on the greater of: (i) the value determined by using the Black-Scholes valuation methodology as it is an appropriate and commonly used methodology to value Options; and (ii) a value equal to 10% of the price of Common Shares on the TSX at the date of grant. For the Options granted in 2020, the Black-Scholes value was determined to be equal to 12.7% of the share price of $16.70 as of March 30, 2020. Algonquin 2021 Management Information Circular 67

The Stock Option Plan

The purpose of the Stock Option Plan is to attract, retain and motivate persons as key service providers to the Corporation and its affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation.

The Stock Option Plan authorizes the Board to issue Options to Directors, officers, employees, consultants or other service providers of Algonquin or of any subsidiaries of the Corporation ("**Eligible Persons**").

The aggregate number of Common Shares that may be reserved for issuance on the exercise of Options under the Stock Option Plan, together with the Common Shares issuable under grants under all other securities-based compensation arrangements of the Corporation, must not exceed 8% of the number of Common Shares issued and outstanding at the time the Options are granted. For greater clarity, the Stock Option Plan is "reloading" in the sense that, to the extent that Options expire or are terminated, cancelled or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled or exercised Options, provided that the 8% maximum is not exceeded. No fractional Common Shares may be purchased or issued under the Stock Option Plan.

As of December 31, 2020, the number of outstanding Options was 2,110,448 which represented 0.35% of the total issued and outstanding Common Shares as at that date. The number of available Options as of December 31, 2020, was 33,660,930 which represented 8% of the total issued and outstanding Common Shares as at that date less those shares issuable under all other share-based awards compensation plans and Options outstanding on that date. The number of Common Shares that have been issued pursuant to the Stock Option Plan as of December 31, 2020 was 6,434,640. The number of Common Shares that have been issued pursuant to the Stock Option Plan as a percentage of the issued and outstanding Common Shares as at December 31, 2020, was 1.08%.

A more detailed description of the provisions of the Stock Option Plan can be found at *Schedule "D"*.

The table below summarizes certain ratios as at December 31, 2020, 2019 and 2018 regarding the Stock Option Plan, namely dilution, burn rate and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2020, 2019 and 2018 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

	December 31, 2020	December 31, 2019	December 31, 2018
Dilution Total number of Options outstanding divided by total number of Common Shares outstanding as at the end of the fiscal year noted.	0.35%	0.67%	1.29%
Burn rate Total number of Options granted in a fiscal year divided by the weighted average number of Common Shares outstanding during the period noted.[1,2]	0.18%	0.22%	0.25%
Overhang Total Options outstanding plus the number of Options available to be granted pursuant to the Stock Option Plan, divided by the total number of Common Shares outstanding as at the end of the fiscal year noted.[3]	5.99%	6.76%	5.95%

1. The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the *CPA Canada Handbook*, as such may be amended or superseded from time to time.
2. The total number of Options granted in each fiscal year was as follows: 2020 – 999,962; 2019 – 1,113,775; 2018 – 1,166,717.
3. The total number of Common Shares that can be issued under the Stock Option Plan as of December 31, 2020, was 35,771,378 including Common Shares issuable under granted and outstanding Option awards.

68 Algonquin 2021 Management Information Circular

The Share Unit Plan The objectives of the Share Unit Plan are to: (i) promote alignment between employees of the Corporation and the growth objectives of the Corporation; (ii) associate a portion of participating employees’ compensation with the performance of the Corporation over the long-term; and (iii) retain critical employees to drive the business success of the Corporation. Under the Share Unit Plan two types of awards can be made, PSUs or RSUs. PSU awards are used as a component of long-term compensation for employees and vest based on achievement of performance criteria specified at the time of grant of the award. In 2020, PSU awards under the Share Unit Plan made up 75% of the target long-term compensatory value for each of the NEOs. RSU awards are issued under the Bonus Deferral Program (see discussion at page 72 under the heading “Bonus Deferral Program”), issued for retention purposes, or used as sign-on or make-whole compensation to attract senior talent. RSU awards can also be made to facilitate retirement and transition of senior executives on a mutually agreeable time line and terms. RSU awards are typically time-based awards and vest on continuity of employment or compliance with ongoing contractual obligations during the specified time period set out in the award. The maximum number of Common Shares that are issuable under the Share Unit Plan to pay awards is limited to an aggregate of 7,000,000 Common Shares, (representing approximately 1.17% of the issued and outstanding Common Shares as at December 31, 2020). As at December 31, 2020, 1,136,966 Common Shares have been issued for PSUs and RSUs that have been vested and paid out in the form of Common Shares representing 0.19% of the issued and outstanding Common Shares as at that date. As at December 31, 2020, 5,863,034 additional Common Shares were available to be issued to redeem vested PSUs and RSUs issued or to be issued under the Share Unit Plan, representing 0.98% of the issued and outstanding Common Shares as at that date. Grants may be made under the Share Unit Plan to executives or other employees of the Corporation or of any affiliate of the Corporation. For the purpose of the Share Unit Plan, an “affiliate” is any corporation, partnership or other entity: (i) in which the Corporation, directly or indirectly, has majority ownership interest; or (ii) which the Corporation controls. The Share Unit Plan is administered by a committee consisting of designated executives of the Corporation or its relevant affiliates, except that in respect of any grants made to such designated executives (including the NEOs), the committee designated as the administrator is the HRCC (in either case, referred to below as the “Plan Committee”). A more detailed description of the provisions of the Share Unit Plan can be found at Schedule “E”. Each PSU awarded represents the opportunity to receive one Common Share (issued from treasury or purchased on the secondary market), or a cash equivalent payment (at the election of the Corporation), at the end of the performance or vesting period for the award, generally three (3) years (the “Performance Period”), subject to the achievement of established performance criteria for each year during the Performance Period in the case of PSUs. For PSU awards granted since 2017, a performance modifier has been added based on the cumulative TSR achieved by the Corporation during the three-year Performance Period relative to the S&P/TSX Capped Utilities Index. If the TSR achieved by the Corporation over the Performance Period relative to the TSR for the S&P/TSX Capped Utilities Index (“Index Group”) for the same period is between the 25th and the 75th percentile performance achieved by the Index Group companies, the vested value of the PSU award will be modified on a pro-rata basis between 80% to 120%. If TSR performance of the Corporation is at or below the 25th percentile performance of the Index Group companies, the units vested will be reduced to 80% of the units that would have vested. If the TSR performance is at or above the 75th percentile of the performance of the Index Group companies then the units vested will increase to a 120% payout of the vested units. In the latter case, there will be no increase applied where TSR performance is negative over the calculation period despite strong relative performance when compared to the Index Group. If the achievement for any one particular performance criteria is above target for the Performance Period, the award payout can be increased to a maximum weighting for the relevant performance criteria as follows: (i) efficiency (170%); (ii) safety metrics (20%); and (iii) customer satisfaction (7.5%). The maximum payout for any PSU award under these performance criteria with the TSR modifier applied assuming maximum relative TSR performance to the Index Group is 237%. Algonquin 2021 Management Information Circular 69

The actual number of units that will vest is determined as follows:


Performance criteria
(calculated over three-year period)
Units granted
Relative TSR performance
Final share units vested
Efficiency factor
0 – 1.70
Safety factor
0 – 0.20
Customer factor
0 – 0.075
Units granted
Units issued for dividends paid
TSR modifier
80% – 120%

The performance metrics achieved during Performance Period from January 1, 2018 to December 31, 2020 for the 2018 PSU awards which vested on December 31, 2020, were:

Performance factor	Target	Weighting	Three-year average achieved	Performance range achieved[1]	Achieved factor
Efficiency	100 points	85%	104 points	> 80 and <= 120	0.85
Safety	2.10 RIR	10%	0.61 RIR	< 0.70 RIR Rate	0.20
Customer service	80%	5%	97.2%	>90 % and <= 110%	0.05
		A. Total performance factor score			110%
		B. TSR performance factor score			105.7%
		C. Overall performance and TSR factor (A x B = C)			**116.25%**

1. See *"2018 PSU award performance results"* on page 71.

The overall performance factor applied to the 2018 PSU awards vested was 1.10x the accrued units awarded as at the vesting date (accrued units include the original number of units awarded together with units accreted due to dividends paid during the Performance Period or, if applicable, the period after the Performance Period and until award payout). This factor increased a further 1.057x due to TSR performance during the Performance Period (total of 116.25%). Accordingly, the 2018 PSU grants vested at 1.33x the original units awarded when taking into account performance against objectives, relative TSR performance and units issued for dividends. The vested value, based on the December 31, 2020 closing price on the TSX of $20.95 per Common Share, represented 1.98x the original grant date value. These results reflect the strong performance of the Corporation achieved during the three-year Performance Period. During the Performance Period, cumulative TSR of 70.9% was achieved. Adjusted EBITDA[2] grew 26% to US$ 869.5 million from US$ 689.4 million, and total assets grew by 57% to US$ 13.2 billion from US$ 8.4 billion.

2. For further information on these non-GAAP measure, please see *"Caution concerning Non-GAAP financial measures"* on page 8.

70 Algonquin 2021 Management Information Circular

2018 PSU award performance results

For the 2018 PSU grants made to NEOs which vested as at December 31, 2020, the performance metrics achieved during the Performance Period from January 1, 2018 to December 31, 2020 were as follows.

Average efficiency achievement over three years

This factor has a target weighting of 85% (max 170%) and represents the average of the total points achieved in each year of the three-year Performance Period for financial and efficiency metrics established for the annual Corporate Scorecard.

Minimum										Maximum
<= 0 (0 points)	> 0 and <= 20 (0.17 points)	> 20 and <= 40 (0.34 points)	> 40 and <= 60 (0.51 points)	> 60 and <= 80 (0.68 points)	> 80 and <= 120 (0.85 points)	> 120 and <= 140 (1.02 points)	>140 and <= 160 (1.19 points)	>160 and <= 180 (1.36 points)	>180 and <= 200 (1.53 points)	> 200 (1.70 points)

Achievement factor:
0.85 points **(3-year average actual:** 104**)**

Safety performance achievement factor

This factor has a weighting of 10% (max 20%) and represents the Corporation's achieved Occupational Safety and Health Administration ("**OSHA**") Recordable Incident Rate ("**RIR**") relative to the OSHA Average RIR over the Performance Period.

Minimum						Maximum
< 1.3 (0 points)	<= 1.30 > 1.20 (0.090 points)	<= 1.20 > 1.05 (0.095 points)	<= 1.05 >= 0.95 (0.100 points)	< 0.95 >= 0.80 (0.105 points)	< 0.80 >= 0.70 (0.110 points)	< 0.70 (0.200 points)

Achievement factor:
0.20 points **(3-year average actual:** 0.61**)**

Customer service achievement factor

This factor has a weighting of 5% (max 7.5%) and represents the average score achieved for customer service levels relative to the targets established for the year.

Minimum											Maximum
< 50 (0 points)	= 50% (0.025 points)	> 50% and <= 60% (0.030 points)	> 60% and <= 70% (0.035 points)	> 70% and <= 80% (0.040 points)	> 80% and <= 90% (0.045 points)	> 90% and <= 110% (0.050 points)	> 110% and <= 120% (0.055 points)	> 120% and <= 130% (0.060 points)	> 130% and <= 140% (0.065 points)	> 140% and <= 150% (0.070 points)	> 150 (0.075 points)

Achievement factor:
0.05 points **(3-year average actual:** 97.2**)**

Total Shareholder Return modifier factor

This factor modifies the total units to be received by a factor between 80% and 120% (pro-rata) depending on the relative performance of the Corporation's TSR over the Performance Period as compared to the S&P/TSX Capped Utilities Index TSR for the same period.

Threshold performance		
<= P25 Relative to Index (80% payout)	P50 relative to index (100% payout)	>= P75 relative to index (120% payout)

Achievement factor:
1.057x modifier **(3-year average actual: percentile ranking of** 57.1%**)**

Total performance factor with TSR modifier

1.16x

Algonquin 2021 Management Information Circular 71

Bonus deferral program

With a view to facilitating increased share equity ownership among senior leaders, the Board approved a bonus deferral program for eligible Canadian employees of the Corporation commencing in 2017. Under this program, employees who hold positions in the Corporation and its affiliates above the level of senior manager (including the CEO and other NEOs) are eligible to participate. Eligible employees may elect, prior to any calendar year, to defer up to 100% of their annual short-term cash incentive payment and receive the deferred amount in RSUs issued under the Share Unit Plan. RSUs issued under this program are fully vested and will be settled in treasury shares of the Corporation. Any bonus amount deferred is tax-deferred until the issued RSUs are settled. A participating employee may elect at any time after issuance of the RSUs to have them settled at a specified date in the future selected by the employee within the timeframes permitted under the program. The program allows for settlement of RSUs to be deferred for a period ending no later than December 31 of the second year following retirement or termination of employment. In the event the employee does not make an election to settle outstanding units they will automatically be settled no later than December 31 of the second year following retirement or termination of employment. Employees receive additional RSUs in an amount equivalent to any dividend payable on an equivalent number of Common Shares during the period up to the settlement date of the RSUs. The additional RSUs issuable to reflect dividend payments are issued at the Market Value (as such term is defined in the Share Unit Plan) on the relevant dividend payment date in accordance with the Share Unit Plan.

The table below summarizes certain ratios as at December 31, 2020, 2019 and 2018 regarding the Share Unit Plan, namely dilution, burn rate and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2020, 2019 and 2018 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

	December 31, 2020	December 31, 2019	December 31, 2018
Dilution Total number of PSUs/RSUs outstanding divided by total number of Common Shares outstanding as at the end of the fiscal year noted.	0.52%	0.51%	0.28%
Burn rate Total number of PSUs/RSUs granted in a fiscal year divided by the weighted average number of Common Shares outstanding during the fiscal period.[1, 2]	0.25%	0.30%	0.16%
Overhang Total PSUs/RSUs outstanding plus the number of units available to be granted pursuant to the Share Unit Plan, divided by the total number of Common Shares outstanding as at the end of the fiscal year noted.[3]	0.98%	1.22%	1.34%

1. The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the *CPA Canada Handbook*, as such may be amended or superseded from time to time.
2. The total number of PSUs/RSUs granted in each fiscal year (net of awards forfeited during the relevant year) was as follows: 2020 – 1,413,043; 2019 – 1,364,251; 2018 – 729,879. The figures include additional units earned due to dividends paid on Common Shares during the relevant year.
3. The total number of Common Shares that can be issued for vested PSU/RSUs as of December 31, 2020 was 5,863,034 (7,000,000 less 1,136,966 Common Shares issued as at December 31, 2020 to redeem prior awards.)

72 Algonquin 2021 Management Information Circular

The employee share purchase plan The Corporation’s employee share purchase plan (“ESPP”) is intended to enable eligible employees (which includes NEOs) to acquire Common Shares in a convenient and systematic manner, so as to encourage continued employee interest in the operation, growth and development of the Corporation, as well as to provide an additional investment opportunity to eligible employees of the Corporation and its subsidiaries. On June 21, 2011, Shareholders approved the adoption of the ESPP. The ESPP was amended by the Board on May 12, 2016, April 1, 2018 and February 27, 2020. On June 4 2020, Shareholders approved an increase in the maximum number of treasury shares issuable under the ESPP to 4,000,000 from 2,000,000. The current fixed maximum number of Common Shares issuable under the ESPP, is 4,000,000 Common Shares, representing approximately 0.67% of the issued and outstanding Common Shares as at December 31, 2020. As of December 31, 2020, a total of 1,588,516 Common Shares had been purchased by employees under the ESPP representing 0.27% of the issued and outstanding Common Shares as at December 31, 2020 and a total of 2,411,484 Common Shares remained available for purchase under the ESPP as of that date (representing 0.4% of the issued and outstanding Common Shares as of December 31, 2020). All regular full-time and part-time employees of the Corporation (including employees of subsidiaries of the Corporation in North America) are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Common Shares through payroll deduction. For employees who are resident in Canada or who otherwise qualify as Canadian dollar participants under the ESPP, the Corporation will match 20% of the first $5,000 contributed by the employee and 10% of the next $5,000 contributed by the employee, for a maximum matching contribution of $1,500 annually. For employees who are resident in the United States and Bermuda or who have been designated by the Corporation as U.S. dollar participants under the ESPP, the Corporation will match 20% of the first US$ 5,000 contributed by the employee and 10% of the next US$ 5,000 contributed by the employee, for a maximum matching contribution of US$ 1,500 annually. On or about the first business day following the processing of an employee’s payroll, all contributions received in respect of each participant shall be paid in full on behalf of such participant to purchase Common Shares from treasury or, at the election of the Corporation, through market purchases carried out by an independent broker through the facilities of the TSX or NYSE. For employees who are resident in Canada or otherwise qualify as Canadian dollar participants under the ESPP, the Common Shares will be issued from treasury at a price equal to the volume-weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the purchase date. For employees who are resident in the United States or Bermuda, or who have been designated by the Corporation as U.S. dollar participants under the ESPP, the Common Shares will be issued from treasury at a price equal to the volume-weighted average trading price of the Common Shares on the NYSE for the five trading days immediately preceding the purchase date. Where the Corporation determines that all or a portion of Common Shares purchased by participants shall be acquired through market purchases, an equivalent number of Common Shares will be acquired on the applicable market (with any shortfall from contributions for the purchase of such Common Shares being contributed by the Corporation and any excess being available to the Corporation to apply against costs of administering the ESPP). Under the ESPP, together with any other security-based compensation arrangements of the Corporation, the Common Shares reserved for issuance to insiders cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Common Shares. Algonquin 2021 Management Information Circular 73

The ESPP does not set out a maximum number of Common Shares that may be issued to an individual employee; however, eligible employees may only contribute up to a maximum of $10,000 per year in their respective plan participation currency in any given year, which has the effect of limiting the number of Common Shares that may be issued to any one individual under the ESPP.

The ESPP can be amended by the Board at any time, without the approval of the Shareholders, provided that amendments to: (i) increase the number of Common Shares reserved for issuance from treasury under the ESPP; (ii) add additional categories of persons eligible to participate under the ESPP; (iii) eliminate or decrease the limitations on insider participation set forth above; (iv) increase the amount of the contributions of the Corporation under the ESPP, provide for Common Shares to be purchased at a discount, increase the amount of any such discount or otherwise provide for any additional form of financial assistance to participants; or (v) amend the amending provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval.

The interest of any participant under the ESPP is not assignable either by voluntary assignment or by operation of law except upon death or upon mental incompetency. Upon the termination of employment of any participant under the ESPP for any reason whatsoever, all Common Shares held in such participant's account under the ESPP shall be released to such participant.

The table below summarizes certain ratios as at December 31, 2020, 2019 and 2018 regarding the ESPP, namely, burn rate and overhang. Overhang is measured as a percentage of the total number of Common Shares outstanding as of December 31, 2020, 2019 and 2018 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

	December 31, 2020	December 31, 2019	December 31, 2018
Burn rate Total number of Common Shares issued from treasury under the ESPP in the fiscal year divided by the weighted average number of Common Shares outstanding during the relevant period noted.[1,2]	0.05%	0.05%	0.07%
Overhang Total Common Shares available for purchase by employees pursuant to the ESPP, divided by the total number of Common Shares outstanding.[3]	0.40%	0.14%	0.20%

1. The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the *CPA Canada Handbook*, as such may be amended or superseded from time to time.
2. The total number of Common Shares issued for employee purchases under the ESPP during the fiscal years noted were as follows: 2020 – 302,727; 2019 – 253,538; 2018 – 252,698.
3. The current fixed maximum number of Common Shares issuable under the ESPP is 4,000,000. As at December 31, 2020, 1,588,516 Common Shares had been issued, with an additional 2,411,484 Common Shares being available for purchase by employees under the ESPP.

74 Algonquin 2021 Management Information Circular

The defined contribution pension plan Effective May 1, 2016, Algonquin established a defined contribution pension plan for its Canadian employees including the NEOs (the “Pension Plan”). Under the Pension Plan, the Corporation contributes 6% of eligible earnings up to the annual limit established by Canada Revenue Agency (“CRA”) on behalf of each NEO. No matching contributions are required by participants who are NEOs. For Canadian employees other than the NEOs and certain other members of the Corporation’s executive team, the Corporation provides an annual contribution of 2% of eligible earnings and matches up to an additional 2% of eligible earnings contributed by the employee up to a maximum contribution to the annual limit established by the CRA. Eligible earnings under the Pension Plan are defined as the annual base salary of the NEO. The Pension Plan is administered on behalf of the Corporation by a major Canadian life insurance company. Prior to the establishment of the Pension Plan, the Corporation provided an employee savings program with the same contribution levels through a deferred profit sharing plan (“DPSP”) and did not have a Canadian pension plan for Canadian employees. The DPSP plan was closed upon the establishment of the Pension Plan. Under the Pension Plan, employees may retire by ending active employment at any time after reaching the age of 55. Upon retirement, the retired employee will receive retirement income through the purchase of a life or joint life annuity. The amount of retirement income will be dependent upon the accumulated value of the participant’s account in the Pension Plan. There are a number of defined benefit pension plans in place for employees of operating affiliates of the Corporation. None of the NEOs or members of the Corporation’s executive team are eligible to participate in the pension programs offered by the Corporation’s affiliates. Algonquin 2021 Management Information Circular 75

Supplemental Executive Retirement Plan

The Corporation established a Supplemental Executive Retirement Plan ("**SERP**") effective January 1, 2016, in order to provide a retirement savings program for senior management that was aligned with market practices in Canada. Under the SERP, the Corporation accrues annually an amount for eligible executives, including the NEOs, equivalent to 12% of eligible earnings less any amounts contributed to the Pension Plan during the year. The SERP is an unfunded program under which no annual contributions are funded by the Corporation with future amounts owing payable from the general revenues of the Corporation. Under the SERP, eligible earnings are the amount of annual base salary and annual cash incentive amount earned by the participant. Upon cessation of employment with the Corporation, a participant under the SERP receives at their election either a one-time taxable lump-sum payment or a series of annual taxable payments for a period not exceeding 15 years with an equal present value. Accrued amounts in the SERP are credited or debited annually by an amount equivalent to the annual return or loss achieved in the Pension Plan, based on the investment mix selected by the participant.

The following table shows the accumulated value from January 1, 2020 to December 31, 2020, for each NEO under the Pension Plan and the SERP.

Name	Accumulated value at start of year	Compensatory change[1]	Non-compensatory change[2]	Accumulated value at end of year
Arun Banskota	$0[3]	$87,369	$2,928	$90,297
Arthur Kacprzak	$56,406[4]	$26,984	$6,559	$89,949
Johnny Johnston	$53,339	$108,033	$7,486	$168,858
Jeff Norman	$315,514	$113,405	$13,691	$442,610
Jennifer Tindale	$191,772	$105,537	$12,780	$310,089
Ian Robertson (Former CEO)[5]	$959,559	$265,635	$5,466	$1,230,660[6]
Chris Jarratt (Former VC)[5]	$663,080	$496,156	$56,916	$1,216,152[6]
David Bronicheski (Former CFO)[5]	$466,267	$139,305	$5,937	$611,509[6]

1. Includes Pension Plan contributions, and unfunded SERP contributions and credits.
2. Non-compensatory amount is the amount of annual investment value increase/decrease achieved by a participant in the Pension Plan based on a participant's individual investment product mix elected in the program.
3. Mr. Banskota commenced employment with the Corporation during 2020 and, accordingly, a nil opening balance is shown.
4. Mr. Kacprzak was appointed CFO on September 18, 2020, following the retirement of Mr. Bronicheski. Prior that date he did not participate in the SERP.
5. Contributions to Messrs. Robertson, Jarratt and Bronicheski's SERP and Pension Plan ended in 2020 upon retirement from Algonquin.
6. These amounts were paid out following the retirements to Messrs. Robertson, Jarratt and Bronicheski.

Other executive benefits

The Corporation provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the NEOs are eligible to receive some or all of the following:

- Life and accidental death and dismemberment insurance coverage;
- Medical expenses and medical insurance reimbursements;
- Monthly car allowance, as applicable;
- Health and wellness coverage; and
- A fitness allowance for a recreational and/or social club.

Some of these items are considered as taxable benefits. The monetary value of the benefits is reported in the *"Summary Compensation Table"* on page 83.

76 Algonquin 2021 Management Information Circular

Executive Current equity ownership requirements CEO 7x base salary CFO 3x base salary Other NEOs and designated executives 2x base salary Clawback policy The HRCC implemented a compensation clawback policy effective January 1, 2016, applicable to all “Executive Officers” (as that term is defined under applicable securities legislation in Ontario) and to any other employee specifically designated by the HRCC. The policy was amended by the Board in 2021 to (i) expand its application to (a) instances of misconduct by an Executive Officer; or (b) where clawback of compensation is required under any applicable law, rule or regulation, stock exchange rule or regulatory body having jurisdiction over the Corporation from time to time; (ii) to remove the requirement that an Executive Officer be grossly negligent or engaged in fraud or intentional illegal conduct relating to a restatement of financial results in order for the policy to be applicable; and (iii) to confirm that when the policy is utilized to clawback compensation, no director or officer indemnification will be available in respect of the clawback. Accordingly, the policy as amended provides that: (i) where there is a restatement of the financial results of the Corporation for any reason (other than a restatement caused by a change in applicable accounting rules or interpretations); (ii) the senior executive was engaged in conduct determined to be misconduct (as defined in the policy); or (iii) clawback is required under any applicable law, rule, or regulation or by a regulatory body, the HRCC has the ability in its discretion to recoup amounts paid or awarded to any Executive Officer as performance-based compensation or to cancel any performance-based compensation awards made to any executive. Compensation awards made after January 1, 2016, in respect of all financial years following that date are subject to recoupment or cancellation looking back three (3) fiscal years preceding the year in which the decision to clawback is made. In the case of a restatement of financial results, the amount that may be cancelled or recouped will be equal to the difference between the performance-based compensation actually awarded and the amount that would have been awarded had it been calculated or determined based the financial statements of the Corporation as restated. In the case of misconduct, the amount of compensation recouped or cancelled will be at the discretion of the HRCC after taking into account the factors set out in the policy: the nature and severity of the misconduct, the executive’s position and degree of responsibility, the availability of other remedies, the nature and quantum of any other penalties or punishment that a third party might impose in the circumstances on the individual or the Corporation, and the harm or potential harm that the midconduct had or may have on the Corporation and its reputation. In the case clawback is required by law or regulatory authority, then the amount of the clawback will be determined with reference to the amount required by law or the regulator authority. Executive Share Ownership Guideline To align the interests of senior management with the interests of Shareholders, the Corporation has established equity ownership guidelines for NEOs and senior management. Effective February 27, 2020, the Executive Share Ownership Guideline was amended to, among other things, increase the level of required equity ownership by executives. The equity ownership criteria is defined in terms of a multiple of the executive’s base salary. The following table summarizes the equity ownership guidelines currently in effect: Algonquin 2021 Management Information Circular 77

Effective as of February 27, 2020, the *Executive Share Ownership Guideline* provides a transition period ending on the later of: (i) five (5) years from the date of hire; or (ii) December 31, 2024 for executive management to achieve the share ownership requirement; however, notwithstanding the foregoing, each member of the executive management team is expected to hold Common Shares and/or vested RSUs valued at a minimum of 10% of their base salary within the first year of joining the Corporation or transitioning to an executive management position. The calculation of equity ownership includes Common Shares and vested RSUs. At least 33% of the ownership requirement must be met with direct or indirect holdings of Common Shares. In the event an executive falls out of compliance with the requirement due to a decline in the Common Share price, such executive is allowed two (2) years to restore compliance with the guidelines. For purposes of determining compliance during this two-year period, the individual executive's Common Shares will be valued at the higher of cost or market value. Executives are required to hold and not sell net after-tax Common Shares issued in satisfaction of vested PSU awards until they have met the share ownership guidelines.

Compliance with the ownership guidelines is measured on the first trading day of each calendar year, using the base salary then in effect, and using a twenty (20) day trailing volume-weighted average price of the Common Shares on that day. The table below demonstrates each NEO's compliance with the share ownership guidelines in effect in 2020, based on ownership of Common Share and/or share equivalent ownership as of January 4, 2021. The estimated value is calculated using a share price of $20.56, which is the 20-day trailing volume-weighted average price of the Common Shares on the TSX as at the first trading day of the calendar year, in this case, January 4, 2021.

NEO[1]	Base salary	Multiple of base salary[2]	Ownership guideline value	Shares/share equivalents[3]	Calculation date value	Multiple of base salary achieved	Target status
Arun Banskota	$950,000	7x	$6,650,000	52,359	$1,076,501	1.13x	On track
Arthur Kacprzak	$420,000	3x	$1,260,000	8,391	$172,519	0.41x	On track
Johnny Johnston	$480,315	2x	$960,630	4,541	$93,363	0.19x	On track
Jeff Norman	$480,000	2x	$960,000	57,318	$1,178,458	2.46x	Target met
Jennifer Tindale	$436,000	2x	$872,000	40,532	$833,338	1.91x	On track

1. Pursuant to their respective retirement agreements with the Corporation, Ian Robertson, Former CEO; Chris Jarratt, Former VC and David Bronicheski, Former CFO have agreed to be subject to continuing share and equity ownership requirements for a two-year period following their respective retirement dates. For the first year following retirement, the value of equity or vested RSU equivalents to be held is $5 million for Mr. Robertson, seven (7) times his last annual base salary for Mr. Jarratt and three (3) times his last annual base salary for Mr. Bronicheski. These amounts reduce by 50% during the second year following retirement. See discussion under the heading *"Retirement Agreements"* starting at page 93.
2. Effective February 27, 2020, the Board increased the share ownership guidelines for members of the Corporation's executive team including the NEOs. The new requirements are based upon the following multiples of base salary: CEO and VC (7x); CFO (3x); and all other executives (2x). Executives have until the end of the calendar 2024 to achieve the new holding requirements except for Mr. Banskota who has until July 17, 2025 and Mr. Kacprzak who has until September 18, 2025.
3. Includes Common Shares held and vested RSU awards only.

78 Algonquin 2021 Management Information Circular

Equity compensation plan category Number of securities to be issued upon exercise or settlement of outstanding securities Weighted-average exercise price of outstanding options Number of securities remaining available for future issuance under equity compensation plans3 Plans approved by security holders: Stock Option Plan 2,110,448 $15.45 35,771,378 Share Unit Plan 3,098,4971 - 2,764,5372 ESPP N/A - 2,411,484 DSU Plan 544,493 - 455,507 Total 5,753,438 $15.45 41,402,906 1. This represents granted PSU and RSU awards that have not yet settled or vested. 2. Total is calculated as 7,000,000 less the awards set out in the first numerical column above and less treasury shares issued to settle PSUs and RSUs settled to December 31, 2020. 3. Amounts exclude the number of securities reflected in the column headed “Number of securities to be issued upon exercise or settlement of outstanding securities”. Jan. 1, 2016 Dec. 31, 2016 Dec. 31, 2017 Dec. 31, 2018 Dec. 31, 2019 Dec. 31, 2020 Algonquin share price (TSX) $100 $109.51 $141.31 $145.12 $202.74 $241.45 S&P/TSX Composite Index $100 $121.08 $132.09 $120.36 $147.89 $156.17 S&P/TSX Capped Utilities Index $100 $112.81 $130.09 $120.09 $165.11 $190.34 In 2020, the TSR for the Corporation was 19.1% (compared with 5.6% for the S&P/TSX Composite Index and 15.28% for the S&P/TSX Capped Utilities Index). Algonquin relative performance Value of $100 invested on January 1, 2016 (assumes reinvestment of all dividends) $250 $200 $150 $100 Jan. 1, 2016 Dec. 31, 2016 Dec. 31, 2017 Dec. 31, 2018 Dec. 31, 2019 Dec. 31, 2020 Equity compensation plan information The table below indicates the number of securities to be issued under the Corporation’s equity compensation plans, the weighted-average exercise price of Options issued under the Stock Option Plan and the number of securities remaining available for future issuance under equity compensation plans as of December 31, 2020. There are no equity-based compensation plans not approved by Shareholders. Performance graph The following performance graph compares the Corporation’s cumulative TSR, assuming an investment of $100 and reinvestment of dividends, for its Common Shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index for the five-year period commencing January 1, 2016. Algonquin 2021 Management Information Circular 79

Total Shareholder Return vs. NEO compensation

Annually, the Corporation undertakes an analysis of the alignment between the CEO and the other NEOs' total compensation and the experience of Shareholders over a period commencing at the end of 2010, the year in which the Corporation had converted from an income trust as the basis for comparison. The total compensation results are then compared to the Shareholder experience, as measured by TSR (including dividend re-investment) over the same periods. The analysis concluded that the Corporation's compensation framework provides an alignment between the NEOs' compensation and the Shareholder experience over the measured periods.

Between January 1, 2011 and December 31, 2020, the Shareholders' experience, as measured by the TSR on an annual basis each calendar year, averaged 21.4%. During the same period, Algonquin's assets grew from $0.19 billion to $17.23 billion and revenue grew from $0.18 billion to $2.25 billion. The annual CEO and NEO compensation percentage increases as measured by the target TDC established for the same periods averaged approximately 19.1% and 20.7%, respectively. The actual value of TDC will vary depending on actual performance and share value, promoting alignment of realized compensation with Shareholder experience. The following presents the comparison over the periods of interest:

Period	Compensation adjustment for CEO[1]	Average compensation adjustment for NEO team[1]	Annual TSR (including dividend re-investment)
2011	2.0%	13.4%	34.1%
2012	44.3%	16.4%	11.5%
2013	19.4%	37.3%	12.4%
2014	18.0%	12.4%	37.1%
2015	10.1%	9.9%	19.0%
2016	64.7%[2]	53.3%	9.5%
2017	23.0%[2]	21.7%	29.1%
2018	7.0%	4.1%	2.7%
2019	2.0%	5.0%	39.7%
2020	0%[3]	23%	19.1%
Average	**19.1%**	**20.7%**	**21.4%**

1. A portion of these amounts relates to long-term incentives. Calculation of value of long-term incentives is based on grant date values. The actual value of these amounts is tied to future Corporation and individual performance as well as continuing Shareholder returns.
2. These percentages reflect adjustments by the HRCC over 2016 and 2017 that were made to further align TDC for the CEO and other NEOs to the market median of the benchmark comparator group for the relevant period.
3. The data shown is for Mr. Robertson who retired as CEO on July 17, 2020. Mr. Banskota was appointed CEO on the same date. As Mr. Banskota is new to the role in 2020, no year-over-year comparative data is available.

Algonquin's compensation philosophy has a significant component of NEO compensation consisting of long-term incentives (grants of PSUs and Options), which are designed to focus executives on the long-term success of the Corporation. These long-term incentives are directly affected by changes in Algonquin's Common Share price and Algonquin's TSR. This helps create a direct correlation between the Shareholder experience and the compensation paid to senior executives.

Algonquin performance 2011-2020



Asset growth[1]
(in US$ billions)
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$ -
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

1. Asset amounts from 2011-2015 converted from C$ to US$ using the end-of-year exchange rates as posted by the Bank of Canada.



Dividends per share[2]
(in US$)
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$ -
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

2. Dividend amounts from 2011-2014 converted from C$ to US$ using the average annual exchange rates as posted by the Bank of Canada.

80 Algonquin 2021 Management Information Circular

Executive compensation information 2020 executive performance highlights The following summarizes the key achievements of the CEO and the other NEOs during 2020. Arun Banskota President and Chief Executive Officer Mr. Banskota has served as the President & CEO of the Corporation since July 17, 2020 and, prior to such date, served as President of the Corporation since February 10, 2020. During 2020, Mr. Banskota made key contributions to accomplishments that included the following: • TSR of 19.1% was achieved as compared to a TSR for the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index as detailed below: – AQN (TSX) 19.1% – S&P/TSX Composite 5.6% – S&P/TSX Capped Utilities 15.3% • Annual Adjusted EBITDA1 of US$ 869.5 million was achieved, an increase of 4% from 2019; • Annual Adjusted Net Earnings1 of US$ 365.8 million were achieved, an increase of 14% from 2019; • The acquisition of Ascendant and ESSAL were completed; and • The Board approved another 10% increase in the annual dividend on Common Shares. Arthur Kacprzak Chief Financial Officer Mr. Kacprzak has served as Chief Financial Officer of the Corporation since September 18, 2020 and, prior to such date, served as Senior Vice President and Deputy Chief Financial Officer. During 2020, Mr. Kacprzak made key contributions to accomplishments that included the following: • Raised US$ 845 million in equity capital to finance the Corporation’s growth; • Successfully led the Corporation’s inaugural U.S.144a green bond offering, raising US$ 600 million to finance “greening the fleet” renewable investments within the Corporation’s Regulated Services Group; • Established a Canadian Regulated Utilities financing platform through the issuance of an inaugural $200 million bond at Liberty Canada; • Negotiated US$ 1.6 billion of new bank credit facilities to augment the Corporation’s liquidity position; and • Maintained strong consolidated credit metrics to support the Corporation’s BBB investment-grade credit ratings. 1. For further information on these non-GAAP measure, please see “Caution concerning Non-GAAP financial measures” on page 8. Algonquin 2021 Management Information Circular 81

Johnny Johnston Chief Operating Officer Mr. Johnston joined the Corporation as Chief Operating Officer in 2019. During 2020, Mr. Johnston made key contributions to accomplishments that included the following: • Delivered better-than-industry-average safety metrics that included achieving a 33% year-on-year improvements in RIR performance; • Successfully led the Corporation’s response to COVID-19 focused on employee safety, continuity of service for customers and a managed return to normal operating procedures; • Achieved regulatory outcomes in five rate cases, the closure of Asbury coal-fired generating facility and successfully completed the acquisitions of Ascendant in Bermuda and ESSAL in Chile; • Completed a US$ 602 million capital investment program, a 18% increase on the prior year; • Oversaw an operational excellence program for the renewable generation business and also delivered an 18% year-on-year reduction in theoretical MWhs not generated; and • Led the corporation’s operating cost-savings initiatives, reducing operating costs by over US$ 23 million from budget. Jeff Norman Chief Development Officer Mr. Norman has served as Chief Development Officer of the Corporation since 2015. Prior to that, he was VP Business Development since 2009. During 2020, Mr. Norman made key contributions to accomplishments that included the following: • Completed the acquisition of ESSAL and closed partnership with Toesca; • Acquired mid- and late-stage renewables projects that included the Vela South Texas Coastal Wind projects and the Carvers, Kensington and Highland Cincinnati solar projects; • Advanced a 3,400 MW plus early-stage greenfield pipeline, including 2,000 MW of wind generation, 900 MW of solar generation, 175 MW of international projects and a 500 MW project in framework agreement with Chevron; • Progressed development of wind energy projects totaling 400 MW; and • Successfully executed on 1,600 MW of construction projects that included Maverick, Sugar Creek and Altavista, as well as three U.S. Mid-West wind projects in the Corporation’s Regulated Services Group. Jennifer Tindale Chief Legal Officer Ms. Tindale has served as Chief Legal Officer of the Corporation since 2017. During 2020, Ms. Tindale made key contributions to accomplishments that included the following: • Successful execution of the Corporation’s equity and debt offerings, including US$ 845 million through equity offerings, US$ 600 million through a U.S. 144a green bond offering and $200 million through an inaugural Liberty Canada bond offering; • Diligence, structuring, negotiation and deal execution on priority transactions, including the acquisitions of Ascendant, ESSAL, South Texas Coastal Wind, Carvers Creek solar, Kensington solar and Highland Cincinnati solar, and the negotiation of the Chevron framework agreement; • Governance leadership within the Corporation and in connection with its interest in Atlantica Sustainable Infrastructure plc (NASDAQ: AY); and • Commercial agreements and financings associated with renewable development projects at varying stages, including Sugar Creek, Maverick Creek, Val-Eo, Blue Hill, Altavista, North Fork Ridge, Kings Point and a portfolio of community solar developments. 82 Algonquin 2021 Management Information Circular

Summary compensation table

The following table sets forth information concerning compensation earned from the Corporation by each of the Corporation's NEOs for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018.

			Equity incentive plan compensation		Non-equity incentive plan compensation				
Name and principal position	**Year**	**Salary**	**Share-based awards[1]**	**Option-based awards[2]**	**Annual incentive plans[3]**	**Long-term Incentive Plans**	**Pension value[4]**	**All other compensation**	**Total compensation**
Arun Banskota President & CEO[5]	2020	$708,846	$1,345,082	$448,361	$1,068,582	-	$87,369	$15,000	$3,673,240
	2019	-	-	-	-	-	-	-	-
	2018	-	-	-	-	-	-	-	-
Arthur Kacprzak CFO[6]	2020	$336,185	$125,625	-	$160,311	-	$26,984	$9,260	$658,365
	2019	$247,200	$58,000	-	$95,158	-	$56,697	$6,160	$463,214
	2018	$240,000	$83,571	-	$72,018	-	$34,960	$5,990	$436,539
Johnny Johnston COO	2020	$493,151	$396,260	$132,087	$335,526	-	$108,033	$17,859	$1,482,916
	2019	$451,000	$1,289,234	$112,750	$328,328	-	$52,054	$17,136	$2,250,502
	2018	-	-	-	-	-	-	-	-
Jeff Norman CDO	2020	$483,077	$396,000	$132,000	$364,634	-	$113,405	$17,859	$1,506,975
	2019	$400,000	$700,028	$100,000	$286,000	-	$116,612	$19,769	$1,622,409
	2018	$306,000	$160,650	$53,550	$655,792[7]	-	$71,354	$19,770	$1,267,116
Jennifer Tindale CLO	2020	$445,846	$359,700	$119,900	$333,902	-	$105,537	$17,859	$1,382,744
	2019	$400,000	$286,488	$95,500	$302,400	-	$84,259	$17,574	$1,186,221
	2018	$363,800	$246,843	$81,854	$237,766	-	$64,144	$17,575	$1,011,982
Ian Robertson Former CEO[8]	2020	$559,431	$5,431,530	$551,310	-	-	$265,635	$1,057,517	$7,865,423
	2019	$938,400	$1,653,925	$551,310	$1,116,696	-	$325,224	$35,743	$4,621,298
	2018	$920,000	$1,623,000	$540,500	$1,113,149	-	$192,662	$43,512	$4,432,823
Christopher Jarratt Former VC[9]	2020	$634,142	$3,809,271	$385,917	-	-	$496,156	$1,006,735	$6,332,221
	2019	$656,880	$1,157,744	$385,917	$761,981	-	$240,547	$24,482	$3,227,551
	2018	$644,000	$1,135,050	$378,350	$780,993	-	$116,676	$25,554	$3,080,623
David Bronicheski Former CFO[10]	2020	$404,281	$1,356,431	$165,444	-	-	$139,305	$552,420	$2,617,880
	2019	$514,000	$481,861	$160,625	$410,943	-	$149,501	$25,344	$1,742,274
	2018	$503,928	$473,933	$157,478	$458,881	-	$97,232	$25,784	$1,717,236

Footnotes follow on pages 84 and 85.

Algonquin 2021 Management Information Circular 83

Footnotes to Summary Compensation Table on page 83

1. Grant date fair value of Common Shares granted under Algonquin's ESPP and units under the Share Unit Plan as calculated under the respective plans. Details are listed below.

   Algonquin awarded the following PSUs to NEOs for 2020 (awarded March 2020 for all NEOs; Awarded August 2020 to Mr. Banskota upon appointment as CEO; and awarded September 2020 to Mr. Kacprzak upon appointment as CFO), 2019 (awarded March 2019) and 2018 (awarded March 2018). The number of PSUs that the NEOs will actually earn can vary from 0 to 237% of the original number of PSUs granted, depending on the Corporation's performance against measures of efficiency, safety and customer service over a three-year Performance Period and for awards commencing in 2018, are also dependent upon the TSR achieved by the Corporation over the three-year Performance Period relative to the TSR achieved by the S&P/TSX Capped Utilities Index. Units earned from dividends declared during the respective Performance Period are not included in the granted amounts shown below.

	2020	2019	2018
Arun Banskota	73,599	-	-
Arthur Kacprzak	6,988	4,243	5,937
Johnny Johnston	21,381	24,754	-
Jeff Norman	21,367	21,954	11,405
Jennifer Tindale	19,408	20,966	17,434
Ian Robertson	89,242	121,039	115,120
Chris Jarratt	62,469	84,727	80,584
David Bronicheski	26,780	35,264	33,540

For purposes of compensation, the PSUs were valued using the market price on the first day of the Performance Period as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the PSUs were valued using the closing market price on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

Year	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2020 – September grant	$17.63	$18.57	$0.94
2020 – August grant	$17.63	$18.47	$0.84
2020 – March grant	$18.53	$18.95	$0.42
2019 – March grant	$13.66	$15.26	$1.60
2018 – March grant	$14.09	$12.77	$1.32

Algonquin awarded the following RSUs to Mr. Banskota, Mr. Johnston, Mr. Norman and Ms. Tindale in 2020 or 2019 (awarded on March 5, 2020 in the case of Mr. Banskota, awarded March 4, 2019 and December 3, 2019 in the case of Mr. Johnston and December 3, 2019 in the case of Mr. Norman and Ms. Tindale). In 2018, no RSUs were awarded. The number of RSUs that the NEOs will actually earn can vary due to the accretion of additional units during the award vesting period related to units earned based upon dividends declared during the respective period. Those additional accreted units are not reflected below. During the relevant periods, certain NEOs elected to receive RSU awards under the Bonus Deferral Plan in lieu of a cash award for all or a portion of their annual incentive bonus. These bonus deferral RSUs are not shown in the totals noted in the table as the related cash bonus amounts deferred are included in the Summary Compensation Table in the year for which the bonus was awarded.

Messrs. Banskota and Johnston received 107,915 RSUs and 36,591 RSUs respectively upon joining the Corporation. These units were in both cases make-whole grants agreed to at the time of hire. Mr. Banskota pursuant to his employment agreement is entitled to a make whole grant of RSUs having aggregate grant date value of $4,000,000. These awards are granted over the first three years of employment. The amount above represents the first tranche of the awards and had a grant date value of $2,000,000. The two remaining awards are to be granted on the first and second anniversary dates of the start of Mr. Banskota's employment and are to have a grant date value of $1,000,000 in each year. The tranches vest as follows. The first tranche vested on December 15, 2020 and has been paid out and each subsequent tranche vests and is paid out on the one-year anniversary of the respective grant date.

The award for Mr. Johnston vests January 6, 2022 on the third anniversary of Mr. Johnston's first day of employment.

Messrs. Johnston and Norman and Ms. Tindale received one-time RSU award grants (24,722 units, 21,926 units and 21,926 units respectively) in December, 2019. These units were awarded as retention grants vesting as to one-third of the grant on December 3 of 2020, 2021 and 2022 respectively.

During 2020, Messrs. Robertson, Jarratt and Bronicheski each received RSU awards in the amounts shown in the first column below pursuant to the terms of their respective retirement agreements (see discussion under the heading *"Retirement Agreements"* starting on page 93).

	2020	2019	2018
Arun Banskota	107,915	-	-
Johnny Johnston	-	61,313	-
Jeff Norman	-	21,926	-
Jennifer Tindale	-	21,926	-
Ian Robertson	200,942	-	-
Chris Jarratt	141,042	-	-
David Bronicheski	46,148	-	-

For purposes of compensation, the RSUs were valued using the market price at the time of grant as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the RSUs were valued using the closing market price on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

Year	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2020 – September grant	$18.64	$19.20	$0.56
2020 – April grant	$18.80	$19.20	$0.40
2020 – March grant	$18.53	$22.24	$3.71
2019 – December grant	$18.24	$18.42	$0.18
2019 – March grant	$13.66	$14.99	$1.33

84 Algonquin 2021 Management Information Circular

2. For the NEOs other than Mr. Banskota, Algonquin awarded the following Options noted below for 2020 (awarded March 31, 2020), 2019 (awarded March 26, 2019), and 2018 (awarded March 31, 2018). In the case of Mr. Banskota, his 2020 Option grants consisted of an initial award of 153,301 Options (awarded March 31, 2020) and a secondary award of 51,615 Options (awarded on August 24, 2020) following his promotion to the CEO role.

	2020	2019	2018
Arun Banskota	204,916	-	-
Johnny Johnston	62,305	75,166	-
Jeff Norman	62,264	66,666	41,511
Jennifer Tindale	56,556	63,666	63,453
Ian Robertson	260,051	367,540	418,992
Chris Jarratt	182,036	257,278	293,294
David Bronicheski	78,039	107,083	122,075

Mr. Kacprzak did not receive any stock option awards in 2020, 2019 or 2018.

The HRCC reviewed estimates of the value of the Options on the grant dates that were prepared by Mercer. For valuation purposes, Mercer used the Black-Scholes Option pricing model with the following assumptions and a 10% minimum value relative to share price at the time of grant is used:

Year	Dividend yield	Volatility	Risk-free rate	Expected life (years)	Exercise price	Fair value
2020	4.1%	24.6%	0.6%	5.5	$16.70	$2.12
2019	5.0%	14.3%	1.6%	5.5	$14.93	$1.50[1]
2018	4.4%	19.1%	2.0%	5.5	$12.85	$1.29

1. Adjusted for minimum 10% of share price at the grant date.

These accounting value assumptions differ from the compensation value assumptions in the calculations above. The difference per Option granted between the two models is presented in the following table:

Year	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2020	$2.12	$2.72	$0.60
2019	$1.50	$1.66	$0.16
2018	$1.29	$1.41	$0.12

Under Mercer's standard approach, the estimated life of the award is based on a safe harbour methodology which is shorter in term than the assumed term for accounting purposes. This difference in life affects the calculation of volatility and resulting fair value.

3. The annual incentive plan amounts represent the annual bonus earned under the STIP for the relevant year unless otherwise noted. Amounts shown include, if applicable, the portion of the cash bonus for the year elected by the NEO to be received in RSUs under the Bonus Deferral Program (details of the Bonus Deferral Program are discussed on page 72).
4. Amounts shown are contributions made by the Corporation for individuals under the Pension Plan and Supplemental Executive Retirement Plan.
5. Mr. Banskota joined Algonquin as President on February 10, 2020, and following the retirement of Mr. Robertson was subsequently promoted to CEO on July 17, 2020. Mr. Banskota's compensation shown in the Summary Compensation Table reflects amounts received in his capacity as President and CEO following his appointment on July 17, 2020 and, prior to such date, amounts received in his capacity as President. (see discussion on page 63 under the heading "*Compensation mix*" for disclosure on base salary).
6. Mr. Kacprzak was appointed CFO on September 18, 2020, following the retirement of Mr. Bronicheski. Mr. Kacprzak's compensation shown in the Summary Compensation Table reflects amounts received in his capacity as CFO following his appointment on September 18, 2020 and, prior to such date, amounts received in his capacity as Senior Vice President and Deputy CFO (see discussion on page 63 under the heading "*Compensation mix*" for disclosure on base salary).
7. Includes a one-time success bonus in the amount of $250,000 that was paid upon successful completion of a specific deliverable related to a key construction project.
8. Mr. Robertson retired from Algonquin as CEO on July 17, 2020. Mr. Robertson's compensation reported is for the partial-year period up and until his departure date. The value of any amounts or awards at retirement are disclosed under "*All other compensation*" on page 83.
9. Mr. Jarratt retired from Algonquin on November 30, 2020. Mr. Jarratt's compensation reported is for the partial-year period until his departure date. The value of any amounts or awards at retirement are disclosed under "*All other compensation*" on page 83.
10. Mr. Bronicheski retired from Algonquin as CFO on September 18, 2020. Mr. Bronicheski's compensation reported is for the partial-year period until his departure date. The value of any amounts or awards at retirement are disclosed under "*All other compensation*" on page 83.

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The following table sets out in detail "All Other Compensation" earned by the NEOs as reported in the "*Summary Compensation Table*" on page 83.

Name	Year	Perquisites		Insurance premiums[2]	Other	Total all other compensation
		Car allowance	Other perquisites[1]			
Arun Banskota President & CEO[3]	2020	$10,154	$2,195	$2,651	-	$15,000
	2019	-	-	-	-	-
	2018	-	-	-	-	-
Arthur Kacprzak CFO[4]	2020	$2,815	-	$6,445	-	$9,260
	2019	-	-	$6,160	-	$6,160
	2018	-	-	$5,990	-	$5,990
Johnny Johnston[5] COO	2020	$11,400	-	$6,459	-	$17,859
	2019	$10,962	-	$6,174	-	$17,136
	2018	-	-	-	-	-
Jeff Norman CDO	2020	$11,400	-	$6,459	-	$17,859
	2019	$11,400	$2,195	$6,174	-	$19,769
	2018	$11,400	$2,195	$6,175	-	$19,770
Jennifer Tindale CLO	2020	$11,400	-	$6,459	-	$17,859
	2019	$11,400	-	$6,174	-	$17,574
	2018	$11,400	-	$6,175	-	$17,575
Ian Robertson (Former CEO)[6]	2020	$7,154	-	$13,068	$1,037,295[7]	$1,057,517
	2019	$12,000	$12,503[8]	$11,240	-	$35,743
	2018	$12,000	$20,272	$11,240	-	$43,512
Christopher Jarratt (Former VC)[9]	2020	$11,585	$2,195	$11,088	$981,867[7]	$1,006,735
	2019	$12,000	$1,124	$11,358	-	$24,482
	2018	$12,000	$2,195	$11,359	-	$25,554
David Bronicheski (Former CFO)[10]	2020	$9,231	-	$10,027	$533,162[7]	$552,420
	2019	$12,000	$2,195	$11,149	-	$25,344
	2018	$12,000	$2,195	$11,589	-	$25,784

1. Other perquisites include medical cost reimbursements, annual executive medical cost, health and fitness club membership, and tuition reimbursement.
2. Insurance premiums include life, disability and medical reimbursement plan amounts.
3. Mr. Banskota joined Algonquin as President on February 10, 2020, and following the retirement of Mr. Robertson, was subsequently promoted to President and Chief Executive Officer on July 17, 2020.
4. Mr. Kacprzak was appointed CFO on September 18, 2020, following the retirement of Mr. Bronicheski.
5. Mr. Johnston joined the Corporation on January 6, 2019.
6. Mr. Robertson retired from Algonquin as CEO on July 17, 2020. Mr. Robertson's compensation reported is for the partial-year period until his departure date.
7. Payments made to Messrs. Robertson, Jarratt and Bronicheski upon retirement. For detailed breakdown of amounts shown see discussion under the heading "*Retirement Agreements*" starting at page 93.
8. Medical expenses reimbursement in 2019 of $2,984.
9. Mr. Jarratt retired from Algonquin on November 30, 2020. Mr. Jarratt's compensation reported is for the partial-year period until his departure date.
10. Mr. Bronicheski retired from Algonquin on September 18, 2020. Mr. Bronicheski's compensation reported is for the partial-year period until his departure date.

86 Algonquin 2021 Management Information Circular

Outstanding option-based awards

The following table describes all Option-based awards as at December 31, 2020, for each NEO that is eligible for such award.

Name	Number of Common Shares underlying options	Option exercise price	Option expiration date	Value of unexercised in-the-money options[1]
Arun Banskota President & CEO	153,301 51,615	$16.70 $18.24	March 30, 2028 March 30, 2028	$651,529 $139,877
Arthur Kacprzak CFO	-	-	-	-
Johnny Johnston COO	75,166 62,305	$14.96 $16.70	March 24, 2027 March 30, 2028	$450,244 $264,796
Jeff Norman CDO	41,511 66,666 62,264	$12.80 $14.96 $16.70	March 12, 2026 March 24, 2027 March 30, 2028	$338,315 $399,329 $264,622
Jennifer Tindale CLO	21,151 42,444 56,556	$12.80 $14.96 $16.70	March 12, 2026 March 24, 2027 March 30, 2028	$172,381 $254,240 $240,363
Ian Robertson (Former CEO)[2]	139,664 245,027 260,051	$12.80 $14.96 $16.70	March 12, 2026 March 24, 2027 March 30, 2028	$1,138,262 $1,467,712 $1,105,217
Chris Jarratt (Former VC)[2]	97,765 171,519 182,036	$12.80 $14.96 $16.70	March 12, 2026 March 24, 2027 March 30, 2028	$796,785 $1,027,399 $773,653
David Bronicheski (Former CFO)[2]	40,691 71,388 78,039	$12.80 $14.96 $16.70	March 12, 2026 March 24, 2027 March 30, 2028	$331,632 $427,614 $331,666

1. Values based on the closing price of Common Shares on the TSX on December 31, 2020 of $20.95.
2. Pursuant to the terms of their respective retirement agreements with the Corporation, Options awarded to Messrs. Robertson, Jarratt and Bronicheski continue to vest and will terminate on the dates set out in the initial option grant awards. See discussion under the heading *"Retirement Agreements"* starting at page 93.

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Outstanding share-based awards

The following table describes all share-based awards[1] as at December 31, 2020, for each NEO that is eligible for such award.

Name	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested[2,3]	Market or payout value of vested share-based awards not paid out or distributed[4]
Arun Banskota	76,228	$1,596,977	$ -
Arthur Kacprzak	11,798	$247,168	$165,275
Johnny Johnston	106,351	$2,228,053	$ -
Jeff Norman	61,531	$1,289,074	$317,791
Jennifer Tindale	58,415	$1,223,794	$485,747
Ian Robertson (Former CEO)[5]	224,657	$4,706,564	$7,553,292
Chris Jarratt (Former VC)[5]	157,259	$3,294,576	$5,295,532
David Bronicheski (Former CFO)[5]	66,265	$1,388,252	$1,920,235

1. Share-based awards include PSU awards granted annually as part of long-term incentive plans, RSUs granted as retention awards that vest over a three-year period, RSUs granted pursuant to retirement agreements (see discussion under the heading *"Retirement Agreements"* starting at page 93) and RSUs awarded at time of original hire as make-whole awards.
2. Unvested share-based awards are shown as total outstanding PSUs and RSUs awarded including units accrued due to dividends attributed to an equivalent number of Common Shares that would have been paid during the period up to and including December 31, 2020.
3. The market or payout value of unvested performance share unit awards is calculated based on an assumed performance factor of 1 (or target performance) and the closing price of the Common Shares on the TSX on December 31, 2020, of $20.95.
4. These amounts represent PSUs awarded as annual long-term compensation grants in 2018, RSUs awarded to Messrs, Johnston and Norman and Ms. Tindale for retention purposes that vest as to one third of the respective grant on December 3, 2020, 2021 and 2022, and RSUs issued to Messrs. Robertson, Jarratt and Bronicheski pursuant to the terms of their respective retirement agreements with the Corporation. The first tranche of the RSUs granted as retention awards vested and were paid out on December 9, 2020. The value shown is calculated based on the closing price of the Common Shares on the TSX on December 31, 2020 of $20.95. The 2018 series PSUs vested on December 31, 2020 and were paid out on March 24, 2021. The number of units vested represented 1.33x the number of original units granted based upon performance levels achieved and units attributable to dividends that would have been payable on the underlying Common Shares during the Performance Period and until the time of payout. Values shown are pre-tax.
5. Pursuant to the terms of their respective retirement agreements with the Corporation, PSU and RSU awards to Messrs. Robertson, Jarratt and Bronicheski continue to vest and will terminate on the dates set out in the initial share unit grant awards. See discussion under the heading *"Retirement Agreements"* starting at page 93.

88 Algonquin 2021 Management Information Circular

Incentive plan awards – value vested or earned during the year

The following table describes all Option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2020 for each NEO.

Name	Option-based awards value vested during 2020	Share-based awards (PSU and RSU) value vested during 2020[1, 2]	Non-equity incentive plan compensation – value earned during 2020
Arun Banskota	$263,805	$2,334,291	$1,068,582
Arthur Kacprzak	$ -	$165,275	$160,311
Johnny Johnston	$238,348	$180,023	$335,526
Jeff Norman	$334,090	$477,451	$364,634
Jennifer Tindale	$379,621	$645,407	$333,902
Ian Robertson (Former CEO)[3]	$2,240,521	$3,207,801	$ -
Chris Jarratt (Former VC)[3]	$1,568,359	$2,245,421	$ -
David Bronicheski (Former CFO)[3]	$655,994	$934,580	$ -

1. Option, PSU and RSU values are based on the closing price of the Common Shares on the TSX on December 31, 2020 of $20.95 per Common Share.
2. The 2018 series PSU awards vested at a rate of 1.33x the original units granted. The vested value as a multiple of the original grant value was 1.98x. This increase has resulted from the following: the performance achieved during the three-year Performance Period, the growth in share price over that period and the value of additional units accrued based upon dividends paid on the underlying Common Shares during the Performance Period.
3. Amounts of non-equity incentive paid to Messrs. Robertson, Jarratt and Bronicheski were paid pro-rata pursuant to their respective Retirement Agreements (see the discussion under the heading "Retirement Agreements" *starting at page 93*).

Aggregate Option exercises during 2020 and 2020 Option values

The following table summarizes the number of Common Shares, if any, each NEO acquired pursuant to the exercise of Options in 2020, the aggregate value realized upon exercise, and the number of Common Shares covered by unexercised Options under the Stock Option Plan as at December 31, 2020.

Name	Number of shares for which Options were exercised	Aggregate value realized	Unexercised Options at Dec. 31, 2020		Value of unexercised in-the-money Options at Dec. 31, 2020[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Arun Banskota	-	$ -	68,306	136,610	$263,805	$527,601
Arthur Kacprzak	-	$ -	-	-	$ -	$ -
Johnny Johnston	-	$ -	70,880	66,591	$388,433	$326,607
Jeff Norman	598,309	$6,371,791	106,710	63,371	$692,743	$309,523
Jennifer Tindale	168,950	$1,073,998	61,225	58,926	$379,621	$287,362
Ian Robertson (Former CEO)[2]	512,177	$4,171,561	348,862	295,880	$2,240,528	$1,470,663
Chris Jarratt (Former VC)[2]	358,524	$2,920,094	244,204	207,116	$1,568,373	$1,029,464
David Bronicheski (Former CFO)[2]	155,399	$1,268,814	102,398	87,720	$655,994	$434,918

1. Value based on the closing price of the Common Shares on the TSX on December 31, 2020, of $20.95 per Common Share.
2. Pursuant to the terms of their respective retirement agreements with the Corporation, Options awarded to Messrs. Robertson, Jarratt and Bronicheski continue to vest and will terminate on the dates set out in the initial option grant awards. See discussion under the heading *"Retirement Agreements"* starting at page 93.

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CEO's compensation look-back

The information in this section is for the five-year period from January 1, 2016 to December 31, 2020. The table compares, over a five-year period, the CEO's compensation disclosed in the summary compensation table to the realized and realizable value of each of the compensation elements and the TSR over the comparable periods.

Mr. Robertson was CEO during the period shown below from January 1, 2015 to December 31, 2019 and retired during 2020. Mr. Banskota joined the Corporation as President in February 2020 and was appointed CEO effective July 17, 2020. Accordingly, data in the table below for the years 2016 to 2019 reflects Mr. Robertson's compensation and the data for 2020 reflects Mr. Banskota's compensation data. The PSU awards to Mr. Robertson in 2020 and 2019 included in this table vested upon his retirement pursuant to the terms of his Retirement Agreement. The 2018, 2017 and 2016 PSU awards granted to Mr. Robertson vested January 1, 2021, January 1, 2020 and January 1, 2019, respectively.

	Arun Banskota, CEO	**Ian Robertson,** Former CEO			
Compensation earned / received	**2020**	**2019**	**2018**	**2017**	**2016**
Base salary[1]	$708,846	$938,400	$920,000	$900,000	$850,000
Annual Short-Term Incentive Plan[2]	$1,068,582	$1,116,696	$1,113,149	$779,368	$1,118,893
PSUs and RSUs[3]	$2,334,291	$2,758,407	$3,207,801	$2,506,752	$819,159
Value realized upon option exercise	*$ -*	*$797,707*	*$1,938,703*	*$4,757,800*	*$3,439,338*
Option value – in-the-money	*$791,406*	*$1,467,718*	*$1,138,262*	*$ -*	*$ -*
Options[4]	$791,406	$2,265,425	$3,076,965	$4,757,800	$3,439,338
Total realized / realizable pay (attributed by year)	$4,903,125	$7,056,513	$8,317,915	$8,943,920	$6,227,390
Target TDC (by year)[5]	$3,471,250	$4,082,040	$4,002,000	$3,550,000	$2,890,000
CEO "Return" (%)[6]	41%	73%	108%	152%	115%
Measurement period	Jan. 1, 2020 – Dec. 31, 2020	Jan. 1, 2019 – Dec. 31, 2020	Jan. 1, 2018 – Dec. 31, 2020	Jan. 1, 2017 – Dec. 31, 2020	Jan. 1, 2016 – Dec. 31, 2020
Cumulative TSR (%)	19.1%	66.4%	70.9%	120.5%	141.5%
Realized / realizable value of $100 pay awarded to CEO, as at Dec 31, 2020	$141	$173	$208	$234	$215
Value of $100 Shareholder investment, as at December 31, 2020[7]	$119	$166	$171	$221	$242

1. Base salary received in the year.
2. Actual cash incentive paid in respect of each year.
3. Value of all PSUs and RSUs awarded each year. If awards have not vested or been paid out, payout value is shown. If not yet vested/paid out, awards are shown at current realizable value of each vintage as at December 31, 2020, assuming target performance is achieved and including additional PSUs from dividends. The total for Mr. Banskota shown under PSUs and RSUs includes a grant of RSUs under the terms of his employment contract which provides for a sign-on and make-whole grant of RSUs during the first to third year of employment having a total grant day value of $4,000,000 and being awarded in the amount of $2,000,000 upon commencement of employment and a value of $1,000,000 per year during each of the second and third year of employment.
4. Value of Options awarded each year. If Options have been exercised, value shown is the value realized upon Option exercise – attributed to year in which Options were granted. For unexercised Options, the value shown is the value equal to the in-the-money value for each vintage as at December 31, 2020 using the closing price of the Common Shares on the TSX on that date of $20.95.
5. TDC for Mr. Banskota is prorated for the year as he was President until July 16, 2020 and appointed CEO effective July 17, 2020. TDC for the role of President in 2020 was $2,600,000 and TDC in the role of CEO for Mr. Banskota was $4,512,500.
6. Total realized / realizable pay relative to Target TDC. All calculations are based on pre-tax amounts.
7. Value of a $100 Shareholder investment made January 1 of the applicable year assuming reinvestment of dividends.

90 Algonquin 2021 Management Information Circular

Employment arrangements The Corporation and its subsidiary, Liberty Utilities (Canada) Corp., have entered into employment agreements with the CEO and each NEO. All such executive employment agreements are collectively referred to as the “Employment Agreements” or individually as an “Employment Agreement”. During 2020, in connection with the retirements of Messrs. Robertson, Jarratt and Bronicheski, the Corporation also entered into retirement agreements with each of Messrs. Robertson, Jarratt, and Bronicheski. These retirement agreements are collectively referred to as the “Retirement Agreements” or individually as a “Retirement Agreement”. The terms of the Retirement Agreements are summarized under the heading “Retirement Agreements” starting on page 93. Termination for cause, resignation, resignation for good reason and change of control Under the terms of the Employment Agreements, if an NEO is terminated for cause, they will not be entitled to any advance notice of termination or payment in lieu of notice. NEOs may resign at any time during the term of their respective Employment Agreements by providing the contractually required prior written notice to the Corporation (this period is 120 days for the CEO and ranges from 60-90 days for the other NEOs). Except as otherwise provided under a Retirement Agreement or, if applicable, in the event of a resignation for Good Reason (as defined in an Employment Agreement), upon resignation, a NEO will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreements, including payment of accrued but unused vacation and expenses owing. In the case of Mr. Banskota, pursuant to the terms of his Employment Agreement, he may resign for “Good Reason” if one of the following events occurs without his prior written consent: (i) a reduction of 20% or more to his salary or annual target bonus opportunity, other than in connection with a reduction applicable to all similarly situated executives of the Corporation; (ii) a material adverse change in the scope of his responsibilities; or (iii) the relocation of his principal place of work by 50 miles or more from the current head office of the Corporation. In the event of his resignation within 30 days following one of these events (subject to a right to cure by the Corporation), then Mr. Banskota is entitled to receive compensation equal to the following: (i) a lump-sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the targeted annual incentive payment for the same period; and (iii) a lump-sum payment in lieu of the contribution that the Corporation would have made for benefits, allowances and pension contributions for twenty- four (24) months. In addition, all unvested RSUs and PSUs will vest, and all unvested Options will vest and be exercisable for a period of ninety (90) days. In the case of the vesting of PSUs on termination, the Employment Agreement provides that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods. In the case of Mr. Banskota, if within eighteen (18) months following a change in control of the Corporation, either (a) he resigns with Good Reason (as defined above), or (b) the Company terminates his employment other than for cause, then Mr. Banskota is entitled to receive compensation equal to the following: (i) a lump-sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances and pension contribution for twenty-four (24) months or a lump-sum payment in lieu thereof. In addition, all unvested RSUs and PSUs will vest as, and all unvested Options will vest and be exercisable for a period of ninety (90) days. In the case of the vesting of PSUs on termination, the Employment Agreement provides that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods. In the case of Messrs. Kacprzak, Johnston and Norman and Ms. Tindale, if within eighteen (18) months following a change in control of the Corporation, either the executive’s employment is terminated without cause, or the executive elects to terminate employment because there has been a material change in duties or a material reduction in compensation or an adverse change in employment terms that has not been cured by the Corporation after written notice, then these NEOs are entitled to receive compensation equal to the following: (i) a lump-sum payment Algonquin 2021 Management Information Circular 91 equal to eighteen (18) months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances and pension contribution for eighteen (18) months or a lump-sum payment in lieu thereof. In addition, in the case of Messrs. Johnston and Norman and Ms. Tindale, all unvested RSUs and PSUs will vest as described below, and all unvested Options will vest and be exercisable within ninety (90) days and in the case of Mr. Kacprzak all unvested PSUs which would have vested within eighteen (18) months of termination will vest as described below and all unvested Options which would have vested within eighteen (18) months of termination will vest and be exercisable for a period of ninety (90) days of termination. In all cases of the vesting of PSUs on termination, the Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods. The Employment Agreements provide that a change of control (“change in control”) occurs upon the occurrence of: • Any transaction or series of related transactions, whether or not the Corporation is a party thereto, after giving effect to which 50% or more of the Corporation’s voting power is owned, directly or indirectly, through one or more entities, by any person and its affiliates or by one or more groups acting in concert; • A sale, lease or other disposition of all or substantially all of the assets of the Corporation, other than in connection with an internal reorganization; or • The Board adopts a resolution to the effect that, for the purposes of the Employment Agreement, a change in control has occurred, or that such a change in control is imminent, in which case, the date of the change in control shall be deemed to be the date specified in such resolution provided that the change in control actually occurs. A change of control does not occur where existing controlling Shareholder(s) continue to control more than 50% of the Corporation’s voting power through a new ownership structure. Termination for reasons other than cause Upon termination without cause, Mr. Banskota is entitled to the following amounts in lieu of notice: (i) a lump-sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the targeted annual incentive payment for the same period; and (iii) a lump-sum payment in lieu of the amount of contribution that the Corporation would have made for the costs of benefits, allowances, and pension contributions for twenty-four (24) months. In addition, all unvested RSUs granted or to be granted as a sign-on incentive will vest, all PSUs which would have vested within twenty-four (24) months of the last day of employment will vest as described below and all unvested Options which would have vested within twenty-four (24) months of termination will vest and be exercisable for a period of ninety (90) days of termination. Upon termination without cause, Messrs. Johnston, Kacprzak and Norman and Ms. Tindale are entitled to the following amounts in lieu of notice: (i) a lump-sum payment equal to eighteen (18) months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for eighteen (18) months or lump-sum payment in lieu thereof. In addition, all unvested RSUs will vest, all unvested PSUs which would have vested within eighteen (18) months of termination will vest as described below and all unvested Options which would have vested within eighteen (18) months of termination will vest and be exercisable for a period of ninety (90) days of termination. The Employment Agreements provide that, in the case of the vesting of PSUs on termination, actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods. 92 Algonquin 2021 Management Information Circular

Retirement Agreements Messrs. Robertson, Jarratt and Bronicheski retired in 2020. In order to facilitate an orderly and planned transition in light of their respective retirements, the Corporation entered into Retirement Agreements with each of them during 2020 prior to their respective retirement dates. The key terms of those agreements are set out below. Mr. Robertson retired from the Corporation on July 17, 2020. In connection with his retirement Mr. Robertson received an award of RSUs having a grant date value of $3,777,600 subject to compliance with the terms described below and received payment of the following amounts totaling $1,037,295 in the aggregate: $516,120 as a prorated STIP bonus for 2020 calculated based on his target STIP bonus for the full year; $64,064 in accrued vacation pay; and $457,111 in lieu of pension contributions for a two-year period following retirement. He is also entitled to continuation or payment in lieu of certain benefits post retirement as described below. Mr. Robertson did not receive any other amounts as a retirement allowance or separation payment. Mr. Bronicheski retired from the Corporation on September 18, 2020. Upon retirement, Mr. Bronicheski received an award of RSUs having a grant date value of $860,100 subject to compliance with the terms described below and received payment of the following amounts totaling $533,162 in the aggregate: $246,928 as a prorated STIP bonus for 2020 calculated based on his target bonus for the full year; $32,112 in accrued vacation pay; and $254,122 in lieu of pension contributions for a two-year period following retirement. He is also entitled to continuation or payment in lieu of certain benefits post retirement as described below. Mr. Bronicheski did not receive any other amounts as a retirement allowance or separation payment. Mr. Jarratt retired from the Corporation on November 30, 2020. Upon retirement, Mr. Jarratt received an award of RSUs having a grant date value of $2,651,520 subject to compliance with the terms described below and received payment of the following amounts totaling $981,867 in the aggregate: $602,140 as a prorated STIP bonus for 2020 calculated based on his target STIP bonus for the full year; $64,425 in accrued vacation pay; and $315,302 in lieu of pension contributions for a two-year period following retirement. He is also entitled to continuation of certain benefits post retirement as described below. Mr. Jarratt did not receive any other amounts as a retirement allowance or separation payment. Subject to the retired executive’s compliance with the terms and conditions of his Employment Agreement and Retirement Agreement, the Retirement Agreements provide for the following: (i) A grant of RSUs (the “Retirement RSUs”) to the executive having the grant value described above. The Retirement RSUs granted to each executive vest on the executive’s retirement date and settle on a date chosen by the executive which, in the case of Mr. Robertson and Mr. Jarratt, is to be between the second and fifth anniversary of the date of grant and, in the case of Mr. Bronicheski is to be between the first and fifth anniversary of the date of grant; provided that, Mr. Robertson is permitted to elect to settle his Retirement RSUs between the first and second anniversary of the date of grant to the extent that he continues to hold equity having the value required under the enhanced Executive Share Ownership Guideline described below; (ii) Enhanced ownership requirements under the Executive Share Ownership Guideline for a two-year period post- employment. Each executive is required to own shares and share equivalents with an aggregate value of: (a) $5,000,000 in the case of Mr. Robertson; (b) three times his last annual base salary in the case of Mr. Bronicheski; and (c) seven times his last annual base salary in the case of Mr. Jarratt. The minimum ownership requirement will be reduced by 50% in each case for the second year post-retirement; (iii) A pro-rata annual incentive payment calculated at target based on the number of months of completed service by the executive in the year in which he retires (these amounts are set out above); (iv) Health and dental benefits for 24 months following the end of his active employment by the Corporation; (v) A lump-sum payment of the balance accrued by the executive in respect of his participation in the SERP plus the contributions that the Corporation would have made on the executive’s behalf under the executive retirement savings plan during the 24-month period following the executive’s retirement date; Algonquin 2021 Management Information Circular 93

(vi) All unvested RSUs and PSUs held by a retired executive will remain outstanding, except that performance for PSUs held by each executive will be calculated: (a) based on actual performance to the end of the year in which the executive retired; and (b) target performance for the balance of the term; and

(vii) All outstanding Options held by an executive will continue to vest and be exercisable as if the executive were still employed until such Options otherwise expire in accordance with their terms and conditions.

The foregoing payments and benefits are subject to the retired executive's compliance with the terms and conditions of his Employment Agreement and Retirement Agreement.

No severance or retirement allowance is payable pursuant to any of the Retirement Agreements

Summary termination table

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2020, and that the Employment Agreements were in effect on such date, the NEOs would be entitled to receive the following incremental amounts:

Name	Type of termination	Salary entitlement	Bonus entitlement	Options[1]	Share-based awards[1]	Benefits	Total payout
Arun Banskota	Termination without Cause	$1,900,000	$2,375,000	$791,406	$3,596,977	$204,740	$8,868,123
	Termination upon Change of Control	$1,900,000	$2,375,000	$791,406	$3,596,977	$204,740	$8,868,123
Arthur Kacprzak	Termination without Cause	$630,000	$409,500	$ -	$96,663	$61,242	$1,197,405
	Termination upon Change of Control	$630,000	$409,500	$ -	$96,663	$61,242	$1,197,405
Johnny Johnston	Termination without Cause	$720,473	$468,308	$476,691	$1,480,269	$188,838	$3,334,579
	Termination upon Change of Control	$720,473	$468,308	$564,955	$1,947,098	$188,838	$3,889,671
Jeff Norman	Termination without Cause	$720,000	$468,000	$555,409	$822,549	$196,896	$2,762,854
	Termination upon Change of Control	$720,000	$468,000	$643,613	$1,289,064	$196,896	$3,317,573
Jennifer Tindale	Termination without Cause	$654,000	$425,100	$586,862	$800,028	$185,094	$2,651,084
	Termination upon Change of Control	$654,000	$425,100	$666,983	$1,223,784	$185,094	$3,154,961

1. The value of the share-based awards and options is calculated based on the closing price of the Common Shares on the TSX on December 31, 2020, of $20.95, the last trading day of 2020. Share based awards include PSU awards and RSU awards.

2. Messrs. Robertson, Jarratt and Bronicheski were not employed by the Corporation on December 31, 2020. Compensation and grants received by them relating to their retirement from the Corporation are described in the discussion under the heading *"Retirement Agreements"* starting at page 93.

94 Algonquin 2021 Management Information Circular

Shareholder engagement Maintaining a dialogue with Shareholders is important, especially on topics like governance and compensation practices. We recognize the importance of strong and consistent engagement with our Shareholders. Shareholders can participate in the annual meeting and pose questions to management. They can also learn more about the Corporation through the following: • Webcasts of our quarterly earnings conference calls with research analysts; • Webcasts of our annual Investor Day and Sustainability Day for analysts and institutional investors with presentations by our executives; • Executive presentations at institutional and industry conferences; and • Investor road shows in Canada, Europe and the U.S. We also receive feedback through: • Our advisory vote on our approach to executive compensation; • A dedicated address for email inquiries; and • Periodic analyst and institutional shareholder participation in perception studies that are administered by a third party. Shareholders who are interested in directly engaging with the Board can confidentially write to the Chair of the Board at: Board Office Algonquin Power & Utilities Corp. 354 Davis Road, Suite 100 Oakville, ON L6J 2X1 Email: Board@APUCorp.com Shareholder proposals Persons entitled to vote at the next annual meeting of Shareholders and who wish to submit a proposal at that meeting must submit proposals by January 15, 2022. Additional information Copies of the Corporation’s financial statements for the year ended December 31, 2020, together with the report of the auditors thereon, MD&A, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation’s last fiscal year, the current AIF (together with any document incorporated therein by reference) of the Corporation and this Circular are available upon request to the Vice President, Investor Relations of the Corporation by telephone at 905-465-4500 or by facsimile at 905-465-4514. These documents and additional information concerning the Corporation are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Algonquin 2021 Management Information Circular 95

Schedules and appendices 96 Algonquin 2021 Management Information Circular

Schedule “A” Advisory vote on approach to executive compensation of Algonquin Power & Utilities Corp. RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) accept the approach to executive compensation disclosed in the management information circular of the Corporation delivered in advance of the June 3, 2021 annual meeting of the shareholders of the Corporation. Algonquin 2021 Management Information Circular 97

Schedule “B” Algonquin Power & Utilities Corp. mandate of the Board of Directors 1. Purpose 1.1 The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation. 2. Membership, organization and meetings 2.1 General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time and by the Canada Business Corporations Act, subject to any exemptions or relief that may be granted from such requirements. 2.2 Independence - The Board shall periodically determine the independence of each director. For this purpose, a director shall be considered independent if such director: a. is not an officer or employee of the Corporation or any of the Corporation’s subsidiary entities or affiliates; and b. is independent as determined in accordance with the meaning of the provisions of National Policy 58-201 – Corporate Governance Guidelines and other applicable laws and regulations, or in the event such independence requirements are not met, is deemed to be independent by the Board. 2.3 Independence of Chair of the Board / Lead Director – The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair of the Board to be independent, in which case the independent directors shall select from their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Lead Director shall be chosen at a meeting of independent directors that is not attended by non-independent Board members or management of the Corporation. The Chair of the Board, if independent, or the Lead Director if the Chair of the Board is not independent, shall act as the effective leader of the Board and set the Board’s agenda with a view to assisting the Board in successfully carrying out its duties. The Chair of the Board shall not be the Chief Executive Officer of the Corporation. 2.4 Access to management and outside advisors - The Board shall have unrestricted access to the management and employees of the Corporation and its subsidiary entities. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist them in fulfilling their responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors. 2.5 Secretary and minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval. 2.6 Meetings without management - At each regular meeting of the Board, the independent directors shall, under the oversight of the Chair of the Board, if the Chair is independent, or the Lead Director, as applicable, meet without management and non-independent directors being present. 98 Algonquin 2021 Management Information Circular

3. Election of directors 3.1 Majority voting policy - The Board has adopted a majority voting policy for the annual election of directors. 3.2 Annual elections - All directors stand for election by the Corporation’s shareholders annually. 4. Functions and responsibilities The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Articles, the By-Laws and all applicable laws, regulations and listing requirements. 4.1 Strategic planning - a. Strategic plans - The Board shall periodically review and, as appropriate, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management of the Corporation. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices. b. Business plans - The Board shall review and, if advisable, approve the Corporation’s annual business plans. c. Monitoring - The Board shall periodically review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, as appropriate, approve any material amendments to, or variances from, these plans. 4.2 Risk management- a. General - The Board, with the assistance of the Risk Committee (with respect to risks related to business and operations) and the Audit Committee (with respect to matters relating to financial and accounting controls and risks), shall periodically review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems. b. Verification of controls - The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls. 4.3 Human resource management - a. General - The Board, with the assistance of the Human Resources and Compensation Committee, shall periodically review the Corporation’s approach to human resource management and executive compensation. b. Succession review - The Board, with the assistance of the Human Resources and Compensation Committee or such other committee of the Board that the Board may determine from time to time, as applicable, shall periodically review the succession plans of the Corporation for the Chair of the Board, the Chief Executive Officer and senior management, including the appointment, training and monitoring of such persons. c. Integrity of senior management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management of the Corporation and that the senior management of the Corporation strive to create a culture of integrity throughout the Corporation. Algonquin 2021 Management Information Circular 99

4.4 Corporate governance - a. General - The Board shall, in conjunction with the Corporate Governance Committee, periodically review the Corporation’s approach to corporate governance and this mandate, and make changes to the mandate as appropriate. b. Board independence - The Board shall, in conjunction with the Corporate Governance Committee, periodically evaluate the independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties. c. Ethics reporting - The Board or an appropriate committee of the Board shall periodically review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics. 4.5 Financial information - a. General - At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls. b. Integrity of financial information - The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures. c. Financial statements - The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to shareholders. If appropriate, the Board shall approve such financial statements and MD&A. 4.6 Communications - a. General - The Board in conjunction with management shall periodically review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders. b. Disclosure - The Board shall periodically review management’s compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures. 4.7 Committees of the Board a. Board’s committees - The Board has established the following committees of the Board: the Audit Committee, the Corporate Governance Committee, the Risk Committee and the Human Resources and Compensation Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees, dispose of any committee or merge any committee of the Board with any other committee of the Board. b. Committee charters - The Board has approved charters for each committee and shall approve charters for each new standing committee of the Board. The Board shall periodically review and, taking into account recommendations of the Corporate Governance Committee and the Chair of the Board, as applicable, approve each charter. c. Delegation to committees - The Board has delegated for approval or review the matters set out in each committee’s charter to that committee. d. Consideration of committee recommendations - As required, the Board shall consider for approval the specific matters delegated for review to committees of the Board. e. Board/committee communication - To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee. 100 Algonquin 2021 Management Information Circular

5. Responsibilities of individual directors 5.1 Responsibilities set out in the mandate - A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this mandate. 5.2 Meeting preparation and attendance - In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall: a. review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director; b. attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and c. attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference). 5.3 Assessment - A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors. 5.4 Service on other boards - Directors may serve on the boards of other for-profit organizations so long as these commitments do not materially interfere with and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another for-profit organization. 5.5 Other responsibilities - A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time. 6. Ownership guidelines 6.1 Director equity ownership guidelines All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the shareholders. The Corporation has adopted a Non-Employee Director Share Ownership Guideline, which applies to directors who are not employees of the Corporation, and an Executive Share Ownership Guideline, which applies to directors who are employees of the Corporation, which together require each director or covered executive to maintain a specified level of equity ownership. 7. Orientation, self-assessment and evaluation 7.1 Each director shall participate in orientation and continuing education programs developed for the Board. Directors are encouraged to participate in external education sessions to assist them in performing their duties as directors. 7.2 The Board, along with the Corporate Governance Committee, shall conduct regular assessments of the overall effectiveness of the Board, its committees, the Chair of the Board and the Chairs of the committees of the board taking into consideration the relevant mandates and terms of reference. The Board shall also conduct an assessment of the contributions of individual directors. The assessments of individual directors will take into account, among other things, self-assessments, confidential peer-review surveys completed by each director and the consideration of the competencies and skills that each director is expected to bring to the Board. 8. Currency of mandate The mandate was last revised and approved by the Board of Directors of Algonquin Power & Utilities Corp. as of February 27, 2020. Algonquin 2021 Management Information Circular 101

Schedule “C” Description of the Directors Deferred Share Unit Plan The DSU Plan provides that, subject to the terms of the DSU Plan and such other conditions as the Corporate Governance Committee may impose, a Director who is not an employee of the Corporation or an affiliate of the Corporation (an “Eligible Director”) may elect to receive his or her Annual Cash Remuneration (as defined below) in the form of DSUs, cash, or any combination of DSUs and cash. An Eligible Director’s “Annual Cash Remuneration” is all of the amounts ordinarily payable in cash to such Director in respect of the services provided by such Director to the Corporation as a member of the Board in a fiscal year (including Annual Board Retainers and fees for serving as the chair or a member of a Committee). All DSUs issued with respect to Annual Cash Remuneration will be credited to the Eligible Director’s DSU account on each conversion date (generally being the last day of a fiscal quarter or such other dates as determined by the Board or the Corporate Governance Committee), by dividing the portion of the Eligible Director’s Annual Cash Remuneration for the applicable period to be satisfied by DSUs by the Fair Market Value of the Common Shares on the conversion date. For the DSU Plan, “Fair Market Value” of the Common Shares is the volume-weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date in question. On each payment date for dividends paid on Common Shares, an Eligible Director’s DSU account will also be credited with dividend equivalents on the DSUs credited to such account as of the record date for such dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value of the Common Shares as of the date on which the dividends on the Common Shares are paid. Each participant in the DSU Plan shall be entitled to redeem his or her DSUs following the date upon which the Eligible Director ceases to hold any position as a Director or a director of the Corporation’s affiliates and is no longer otherwise employed by the Corporation or its affiliates, including in the event of death of the participant (the “Termination Date”). The Eligible Director may elect up to two separate dates, between the Termination Date and December 15 of the year following year in which the Termination Date occurs, as of which either a portion or all of the DSUs credited to such Director’s account shall be redeemed (each such date being an “Entitlement Date”). For Directors resident or a citizen of the U.S. (each a “U.S. Director”), such election must be made at the same time a U.S. Director elects to receive DSUs. In addition, the DSU Plan contains certain terms and conditions relating to administration of the DSU Plan with respect to U.S. Directors and elections by U.S. Directors under the DSU Plan, so as to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended and applicable regulations thereunder. Where the Eligible Director does not select an Entitlement Date or Entitlement Dates, there will be a single Entitlement Date being December 15 of the year following the year in which the such Director’s Termination Date occurs (subject to extension, to no later than December 31 of such year, in the event that the Corporate Governance Committee is unable to compute the final value of DSUs recorded in the Director’s DSU account by reason of unavailability of market value data), other than in the case of the death of a U.S. Director, in which circumstances payment shall be made no later than December 31 of the calendar year in which the death occurs or, if later, the 15th day of the third month following such U.S. Director’s date of death. An Eligible Director (or the beneficiary of an Eligible Director, as the case may be) who redeems DSUs is entitled to receive cash, Common Shares or a combination of cash and Common Shares, at the discretion of the Board. Where settlement of any DSUs is made in cash, the Eligible Director (or his or her beneficiary) will, subject to any withholding tax, receive a lump sum cash payment equal to the Fair Market Value of the Common Shares on the payment date multiplied by the number of whole and fractional DSUs being settled by way of such cash payment. Settlement of DSUs in Common Shares may be made by Common Shares issued from treasury (without the issuance of any fractional Common Shares, the entitlement for which will be cancelled without payment) or through Common Shares purchased on the open market by an independent broker. Rights of Eligible Directors respecting DSUs and other benefits under the DSU Plan shall not be transferable or assignable other than by will or the laws of descent and distribution. 102 Algonquin 2021 Management Information Circular

The Board may without Shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that: • any approvals required under applicable law or the applicable stock exchange rules are obtained; • Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan; (ii) a change in the definition of Fair Market Value which would result in a decrease in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) a change in the vesting provisions of the DSU Plan; or (v) an amendment to the amending provisions of the DSU Plan; and • no such amendment shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive DSUs or DSUs which the Eligible Director has then been granted under the DSU Plan. The DSU Plan also provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. Further, the maximum number of Common Shares issuable to insiders pursuant to the DSU Plan, issued within a one-year period, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporation, shall not exceed 10% of the total number of outstanding Common Shares. Algonquin 2021 Management Information Circular 103

Schedule “D” Description of the Stock Option Plan Under the Stock Option Plan: • subject to the terms of the Stock Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board (or a committee of the Board) from time to time; • subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall under no circumstances be lower than the “Market Price” (being the five-day volume-weighted average trading price on the TSX) of the Common Shares on the date on which the Board approves the grant of the Option; • the term of an Option shall not exceed ten (10) years from the date of the grant of the Option, subject to certain limited exceptions, including that if the expiration date for an Option occurs during a period of time during which the person granted Options (an “Optionee”) cannot exercise an Option, or sell the Common Shares issuable pursuant to an exercise of Options, due to applicable policies of the Corporation in respect of insider trading (a “Blackout Period”) applicable to the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of the Blackout Period; • Options will be personal to the grantee and will be nontransferable and non-assignable, except in certain limited circumstances; • the maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Common Shares outstanding at the time of the grant; • the maximum number of Common Shares which may be issued to insiders under the Stock Option Plan and all other security-based compensation arrangements within a one-year period shall be 10% of the Common Shares outstanding at the time of the issuance; • participation in the Stock Option Plan by non-employee Directors shall be limited to the lesser of (i) a reserve of 1% of the issued and outstanding Common Shares from time to time for non-employee Directors as a group and (ii) an annual equity award value under the Stock Option Plan of $100,000 per non-employee Director. No Options have ever been granted to non-employee Directors; • the Corporation may withhold from amounts payable to an Option holder, such amounts as may be necessary to enable the Corporation to comply with applicable requirements of tax laws relating to the withholding of tax or other required deductions with respect to Options, and that the Corporation may satisfy any liability for any such withholding obligations by (i) selling on behalf of any Optionee (or causing an Optionee to sell) Common Shares issuable under or retaining any amount payable to the Optionee or (ii) requiring the Optionee, as a condition to the exercise of Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations; and • in the event that the Corporation restates its financial results, any unpaid or unexercised Options may be cancelled at the discretion of the Board (or the Human Resources and Compensation Committee) in accordance with the terms of the Corporation’s clawback policy. The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any Option agreement or employment agreement with respect to any Option or Optionee, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person. Where an Optionee (other than a “Service Provider”, as defined in the Stock Option Plan) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested Options shall immediately be forfeited and the Optionee’s vested Options may be exercised for a period of 30 days after the date of resignation or termination. 104 Algonquin 2021 Management Information Circular

Where an Optionee (other than a Service Provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s unvested Options may be exercised within 90 days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion. The Corporation has adopted a Board Approved Retirement guideline pursuant to which vesting of Options awarded to certain eligible individuals may under certain circumstances continue to vest in connection with a Board Approved Retirement for a period no longer than two (2) years post-retirement. The extension of the vesting period is subject to certain conditions set out in the guideline including a requirement to continue to hold a specified amount of equity investment in the Corporation for a period following retirement. In the event that an Optionee (other than a Service Provider) has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Stock Option Plan, but no additional grants of Options may be made to the Optionee. If an Optionee (other than a Service Provider) dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death. All Options granted to Service Providers shall terminate in accordance with the terms, conditions and provisions of the associated Option agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement of the Service Provider. Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also elect to surrender Options and receive in exchange for each such Option, at the election of the Corporation, either cash or Common Shares equal to the amount by which the Market Price of the Common Shares exceeds the exercise price of the Option. The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without Shareholder approval; provided, however, that: a) approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation must be obtained for any: i. amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required; ii. increase to the maximum number or percentage of securities issuable under the Stock Option Plan; iii. reduction of the Option price, or cancellation and re-issuance of Options or other entitlements, of Options granted under the Stock Option Plan; iv. extension of the term of Options beyond the original expiry date; v. change in Eligible Persons that may permit the introduction or reintroduction of non-employee Directors on a discretionary basis; vi. increase to the limit imposed on non-employee Director participation set out in the Stock Option Plan; vii. allowance of Options granted under the Stock Option Plan to be transferable or assignable other than for estate settlement purposes; or viii. amendment to the Stock Option Plan’s amendment provisions; and b) the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan. Algonquin 2021 Management Information Circular 105

Notwithstanding the other provisions of the Stock Option Plan, if: a) the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned affiliate) or to liquidate, dissolve or wind-up; b) an offer to purchase or repurchase all of the Common Shares shall be made to all Shareholders which offer has been approved or accepted by the Board; or c) the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety so that the Corporation shall cease to operate any active business; then the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the 20-day period next following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever. The TSX Company Manual requires the Stock Option Plan to be put before Shareholders for re-approval within three (3) years of the date of the last meeting of Shareholders at which the plan was approved and every three (3) years thereafter. On February 28, 2019, the Board approved the following amendments to the Stock Option Plan: i. the incorporation of additional provisions governing the treatment of outstanding Options in the event of a change in control of the Corporation; ii. the incorporation of certain amendments to clarify that, unless otherwise determined by the Board, the Stock Option Plan shall be administered by the HRCC; and iii. the incorporation of certain amendments of an administrative or housekeeping nature, including amendments for the purposes of providing for greater consistency between the Stock Option Plan and the Share Unit Plan. These changes are within the authority of the Board under the Stock Option Plan amending provision. The above-noted amendments are reflected in the foregoing description of the terms of the Stock Option Plan. 106 Algonquin 2021 Management Information Circular

Schedule “E” Description of the Share Unit Plan Awards granted under the Share Unit Plan are made with a specified dollar value (the “Award Value”) as of the date of grant, as determined by the Plan Committee. In the case of PSUs, the Plan Committee may determine any performance criteria applicable to the PSUs. The number of PSUs granted to a participant for a performance period is determined by dividing the Award Value for the award to such participant divided by the Market Value (as defined below) of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number. The number of RSUs granted to a participant is determined by dividing the Award Value of the award provided to the participant in the form of RSUs by the Market Value of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number. The “Market Value” for purposes of the Share Unit Plan is, except in the case of a change of control of the Corporation, (i) the volume-weighted average trading price of the Common Shares on the TSX (or such other stock exchange in Canada on which the Common Shares are traded) for the five (5) trading days preceding the date in question, or (ii) if the Common Shares are not traded on a stock exchange, the fair market value of the Common Shares as determined by the Plan Committee. Awards that vest may be paid out at the option of the Corporation in (i) Common Shares issued from treasury, (ii) Common Shares purchased on the secondary market, or (iii) a cash payment. Any payment in cash will be done using a price per award equal to the Market Value of the Common Shares on the last day of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs). Awards under the Share Unit Plan will not be paid in Common Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in: (i) the number of Common Shares reserved for issuance to insiders (as defined in the TSX Company Manual) under such plan, together with Common Shares reserved for issuance to insiders under all other security-based compensation arrangements (as defined in the TSX Company Manual), exceeding 10% of the issued and outstanding Common Shares; or (ii) the issuance to insiders, within a one-year period, of a number of Common Shares under such plan, together with Common Shares that may be issued to insiders under all other security-based compensation arrangements, exceeding 10% of the issued and outstanding Common Shares (collectively, the “Insider Participation Limit”). Other than the Insider Participation Limit, there is no maximum number of Common Shares that may be issued to any one individual under the Share Unit Plan. Where a participant’s employment is terminated by reason of the participant’s death prior to the vesting of the participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will continue to be eligible for vesting and (ii) the RSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will vest as of the participant’s date of death. The Corporation has adopted a Board Approved Retirement guideline pursuant to which vesting of PSUs awarded to certain eligible individuals may under certain circumstances continue to vest in connection with a Board Approved Retirement for a period no longer than two (2) years post-retirement. The extension of the vesting period is subject to certain conditions set out in the guideline including a requirement to continue to hold a specified amount of equity investment in the Corporation for a period following retirement. Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of at least 90 days prior to the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs), the participant’s PSUs and RSUs will continue to be eligible for vesting, but at a prorated rate based on the number of whole and partial months that the participant was an active employee between the date of the award and the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs). Where the leave of absence extends beyond the end of a performance period for PSUs or a vesting date for RSUs and the participant fails to return to full-time employment within 180 days after such end of performance period or vesting date, as applicable, no PSUs or RSUs that would otherwise have vested will vest, and the participant will receive no payment or compensation therefor. Unless otherwise determined by the Plan Committee or except as otherwise provided in an agreement with the participant, in the event that, during a performance period for PSUs or prior to the vesting date for RSUs, a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily terminates his or her employment with the Corporation or an affiliate, no portion of the PSUs or RSUs that would otherwise vest at the end of the performance period or on the vesting date, as applicable, will vest, and the participant will receive no payment or compensation therefor. Algonquin 2021 Management Information Circular 107

Unless otherwise determined by the Plan Committee or otherwise provided in a written agreement between the Corporation and a participant, the occurrence of a change of control of the Corporation will not result in the vesting of PSUs or RSUs provided that (i) such unvested PSUs and RSUs continue to vest in accordance with the terms of the Share Unit Plan and relevant award agreement, and (ii) the entity that acquires control of, or otherwise becomes a successor to, the Corporation agrees to assume the obligations of the Corporation in respect of such PSUs and RSUs. Except where a successor entity provides participants with a substantially equivalent award on certain prescribed terms, the Plan Committee has discretion to cancel all outstanding PSUs and RSUs upon a change of control and to determine that the value of all such awards will be paid out in cash in an amount based on the price at which the Common Shares are valued for the purposes of the transactions giving rise to the change of control. The assignment or transfer of the PSUs or RSUs, or any other benefits under the Share Unit Plan, is not permitted, other than by operation of law. The Share Unit Plan may be amended or terminated at any time by the Plan Committee in whole or in part, provided that: a) no amendment of the plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to the date of the amendment; b) no amendment of the plan will be effective unless such amendment is approved by the TSX; and c) approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders shall be obtained for any: i. amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required; ii. reduction of the purchase price of Common Shares issued or purchased to pay awards granted under the plan or the cancellation and re-issuance of awards under the plan; iii. extension of the term of an award under the plan beyond the original expiry date of the award; iv. amendment to remove or exceed the Insider Participation Limit; v. increase to the maximum number of Common Shares issuable from treasury under the plan; vi. amendments to eligible participants that may permit the introduction of non-employee Directors on a discretionary basis; vii. allowance of awards granted under the plan to be transferable or assignable other than for estate settlement purposes; or viii. amendment to the amendment provision of the plan. 108 Algonquin 2021 Management Information Circular

Schedule “F” Glossary of terms Ascendant Ascendant Group Limited Corporate Governance Committee Corporate Governance Committee of the Board COVID-19 2019 novel coronavirus CRA Canada Revenue Agency DPSP Deferred profit sharing plan DSUs Deferred Share Units EBITDA Adjusted earnings before interest, taxes, depreciation and amortization EDGAR Electronic Document Gathering and Retrieval System EPS Earnings per share ERM Enterprise Risk Management ESG E = environmental, S = social and G = governance ESPP Employee Share Purchase Plan ESSAL Empresa de Servicios Sanitarios de Los Lagos S.A. Exchange Act Securities Exchange Act of 1934 FFO Funds from operations GW Gigawatt HRCC Human Resources and Compensation Committee of the Board ICD Canadian Institute of Corporate Directors kV Kilovolt LTIP Long-Term Incentive Plan LTIR Lost Time Injury Rate M&A Mergers and acquisitions MD&A Algonquin’s Management’s Discussion and Analysis MW Megawatt MWh MegaWatt hour NACD National Association of Corporate Directors NEOs Named Executive Officers NI 52-110 National Instrument 52-110 – Audit Committees NYSE New York Stock Exchange OSHA Occupational Safety and Health Administration Algonquin 2021 Management Information Circular 109

Pension Plan Defined contribution pension plan for Algonquin’s Canadian employees RIR Recordable Incident Rate Risk Committee Risk Committee of the Board RSUs Restricted Share Units S&P Standard and Poor’s SEC Securities and Exchange Commission SEDAR System for Electronic Document Analysis and Retrieval STIP Short-Term Incentive Plan TSR Total shareholder return with dividends reinvested TSX Toronto Stock Exchange U.S. United States US$ United States Dollars U.S. GAAP Generally accepted accounting principles 110 Algonquin 2021 Management Information Circular

Notes Algonquin 2021 Management Information Circular 111

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